UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 4, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics’ 2015 Dutch Statutory Annual Report, including the 2015 IFRS Statutory Accounts.

Contents

1. MESSAGE FROM THE PRESIDENT AND CEO ON THE FINANCIAL YEAR 2015	4

2. CORPORATE OVERVIEW	6

2.1. HISTORY AND DEVELOPMENT OF STMICROELECTRONICS	6
2.2. STRATEGY & OBJECTIVES	6
2.3. ORGANIZATIONAL STRUCTURE	6
2.4. PRODUCTS AND ACTIVITIES	6
2.5. SALES, MARKETING AND DISTRIBUTION	7
2.6. RESEARCH & DEVELOPMENT	7
2.7. SUSTAINABILITY	8

3. REPORT OF THE MANAGING BOARD	9

3.1. STATEMENT OF THE SOLE MEMBER OF THE MANAGING BOARD	9
3.2. BUSINESS OVERVIEW & PERFORMANCE	9
3.2.1. Results highlights for the year 2015	9
3.2.2. Business overview	10
3.2.3. 2015 Key announcements	15
3.2.4. Financial outlook: Capital investment	16
3.2.5. Liquidity and financial position	17
3.2.6. Financial risk management	19
3.3. RISK MANAGEMENT AND INTERNAL CONTROL	20

4. REPORT OF THE SUPERVISORY BOARD	22

4.1. COMPOSITION OF THE SUPERVISORY BOARD	22
4.2. MEETINGS AND ACTIVITIES OF THE SUPERVISORY BOARD	25
4.3. AUDIT COMMITTEE	27
4.4. COMPENSATION COMMITTEE	27
4.5. STRATEGIC COMMITTEE	28
4.6. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	28
4.7. SECRETARIAT AND CONTROLLERS	28
4.8. REMUNERATION REPORT	29
4.8.1. Supervisory board remuneration	29
4.8.2. Senior Management remuneration	29
4.8.3. Managing Board remuneration	30
4.8.4. Share ownership	32
4.8.5. Stock awards and options	32

5. CORPORATE GOVERNANCE	33

5.1. COMMITMENT TO THE PRINCIPLES OF GOOD CORPORATE GOVERNANCE	33
5.2. GENERAL MEETING OF SHAREHOLDERS	34
5.3. SUPERVISORY BOARD	36
5.4. MANAGING BOARD	37
5.5. INDEMNIFICATION OF MEMBERS OF OUR MANAGING BOARD AND SUPERVISORY BOARD	39
5.6. RISK MANAGEMENT AND CONTROL SYSTEMS	40
5.7. REQUIRED INFORMATION ARTICLE 10 TAKEOVER DIRECTIVE	40
5.8. CODE OF ETHICS	42
5.9. DEVIATIONS FROM THE CODE	42
5.10. MAJOR SHAREHOLDERS	43
5.11. SHAREHOLDERS’ AGREEMENTS	45
5.11.1. STH Shareholders’ Agreement	45

6. DIVIDEND POLICY	48

7. CONSOLIDATED FINANCIAL STATEMENTS	49

7.1. CONSOLIDATED INCOME STATEMENT	49
7.2. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	50
7.3. CONSOLIDATED STATEMENT OF FINANCIAL POSITION	51
7.4. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	52
7.5. CONSOLIDATED STATEMENT OF CASH FLOWS	54
7.6. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	55
7.6.1. Corporate information	55
7.6.2. Basis of preparation	55
7.6.3. Statement of compliance	55
7.6.4. Basis of consolidation	55
7.6.5. Changes in accounting policies	56
7.6.6. Standards issued but not yet effective	56
7.6.7. Summary of significant accounting policies	58
7.6.8. Critical accounting estimates and judgments	71
7.6.9. Investments in subsidiaries	73
7.6.10. Investments in associates and jointly controlled entities	74
7.6.11. Property, plant and equipment	76
7.6.12. Intangible assets	78
7.6.13. Goodwill	80
7.6.14. Other financial assets and financial liabilities	81
7.6.15. Other non-current assets	91
7.6.16. Inventories	92
7.6.17. Trade accounts receivable	92
7.6.18. Other receivables and assets	93
7.6.19. Cash and cash equivalents	94
7.6.20. Cash generated from operations	94
7.6.21. Equity	94
7.6.22. Provisions	100
7.6.23. Employee benefits	101
7.6.24. Other non-current liabilities	106
7.6.25. Trade accounts payable, other payables and accrued liabilities	106
7.6.26. Significant categories of income	106
7.6.27. Operating segment information	106
7.6.28. Expenses by nature	109
7.6.29. Other income / expenses	109
7.6.30. Finance income / costs	110
7.6.31. Components of other comprehensive income	110
7.6.32. Income tax	111
7.6.33. Earnings per share	114
7.6.34. Related party	114
7.6.35. Commitments, contingencies, claims and legal proceedings	117
7.6.36. Financial risk management objectives and policies	118
7.6.37. Events after balance sheet date	120

8. COMPANY’S FINANCIAL STATEMENTS	121

8.1. COMPANY’S STATEMENT OF FINANCIAL POSITION	121
8.2. COMPANY’S INCOME STATEMENT	122
8.3. NOTES TO COMPANY’S FINANCIAL STATEMENTS	123
8.3.1. General	123
8.3.2. Basis of Presentation	123
8.3.3. Summary of significant accounting policies	123
8.3.4. Intangible assets	124
8.3.5. Investments in subsidiaries	124
8.3.6. Investments in associates and jointly controlled entities	126
8.3.7. Other financial assets	127
8.3.8. Cash and cash equivalents	128
8.3.9. Group companies interest-bearing short-term loans	128

8.3.10. Other Group companies receivables and payables	129
8.3.11. Equity	130
8.3.12. Other payables and accrued liabilities	132
8.3.13. Interest-bearing loans and borrowings	132
8.3.14. Other non-current liabilities	134
8.3.15. Guarantees and contingencies	134
8.3.16. Wages, salaries and social charges	134
8.3.17. Commitments	134
8.3.18. Related party transactions	134

9. OTHER INFORMATION	136

9.1. AUDITORS’ REPORT	136
9.2. APPROPRIATION OF RESULTS — PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION	136
9.3. BRANCHES	136

10. IMPORTANT DATES	143

1.    Message from the President and CEO on the financial year 2015

Dear Shareholder,

2015 was a year where we made important steps, both from a strategic and financial point of view.

First, we focused our product portfolio and application strategy on two key areas: Smart Driving, enabled by digitalization and electrification of the car, and the Internet of Things, including portable and wearable systems as well as smart home, city and industry applications. Our product portfolio, our technologies and our system application capabilities are optimized to address these areas.

Second, we conducted an extensive review of external and internal options for the future of our loss-making set-top box activity within the Digital Product Group and decided in January 2016 to discontinue the development of new platforms and standard products for the set-top box and home gateway markets. Digital products are everywhere throughout the product portfolio of our company and remain key to our strategy, since they are at the core of the digitalization trend in Automotive and of all Internet of Things applications. Our general purpose and secure microcontrollers, EEPROM memories, ASICs, digital automotive ICs and specialized imaging sensors represented about $2.8 billion of our revenues in 2015 and will provide major growth opportunities for ST moving forward. The fact that we expect to redeploy a large number of skilled employees, currently associated with the set-top-box business, in order to support our growth ambitions in digital automotive and microcontrollers is further proof of this ambition.

Third, we made progress in a number of financial metrics. Our operating profit totaled $109 million in 2015, improving by $59 million on a year-over-year basis excluding the catch-up of R&D funding in 2014. Our net profit for the fiscal year was $181 million. Moreover, we generated $327 million of free cash flow, the highest level recorded in the past five years. As a result, we ended 2015 with a solid capital structure, with a net financial position positive by $491 million and total liquidity of $2.1 billion.

These financial results have been achieved despite revenues not at the level we were expecting at the beginning of 2015. This was the consequence of a weak semiconductor market, particularly in the second half of the year, but also of some changes in the plans of our customers. Therefore, our revenue performance was mixed, with some businesses affected by the market conditions and specific business transitions, while other businesses performed well.

Our Microcontroller business delivered year-on-year growth of over 7%, driven by our STM32 general-purpose family. This growth was achieved thanks to the combination of a portfolio of innovative products and a strong expansion of our customer base. We broadened our product range with the new ultra low power STM32L4 series and the very high-performance STM32L7 series, so that our customers now have a choice of over 600 part numbers. We also strengthened the ecosystem with the extension of STM32Cube software tool to the complete product portfolio. Our STM32 series are at the heart of many IoT applications and over 40,000 customers worldwide now use them.

Another area of solid performance was our Automotive business, where the product group, after growing 8% in 2014, was stable year-on-year in 2015, when currency effects are excluded. Key to our results was strong progress in ADAS, where we nearly doubled our revenues year on year and where we achieved multiple design wins in vision processing and new 24 and 77GHz radar-based products. In 32-bit microcontrollers for automotive we recorded strong growth, materializing more business from our strong design-win pipeline that covers body, powertrain and engine management applications. In Smart Power, we also continued our strong momentum with our BCD9S and VIPower technologies.

Our Industrial and Power Discrete group was the most affected by the market slowdown and a resulting correction in the distribution channel, which led to a sales decrease of 6% in 2015, excluding currency effects. However, during 2015 we continued to build foundations for future growth, with the launch of many new products targeting the fastest-growing applications. For automation for smart factories and homes, we broadened our offering of smart power ICs and transistors and we further developed our ecosystem to make the design-in of the complete ST portfolio for motion control even easier. For power conversion applications, we launched new solutions for digital power & LED lighting and for server power supply, including silicon carbide-based products. In the area of energy management, we secured wins in automotive in various electric and hybrid vehicle applications and continued to develop innovative solutions for energy harvesting and energy management; we also grew our business in protection devices and introduced innovative antenna tuning solutions for portable applications.

In our Analog, MEMS and sensors business, although we continued to go through a difficult revenue transition in 2015, we made further progress in building a more diversified portfolio and broader customer base; this should ultimately allow a gradual return to growth. In Analog, our low power connectivity solutions were well received by the market, with volume sales of our Bluetooth Low energy solutions and wins with our sub-GHz RF transceiver in smart home applications. We grew our automotive MEMS business with sensors for in-car navigation and telematics and with first shipments for airbag applications, and were identified by IHS as the fastest growing automotive-sensors supplier. We also had motion MEMS wins in active safety for vehicle dynamic control applications. We grew revenues for our micro-mirrors business for Intel’s Perceptual Computing initiatives as well as for our touchscreen controllers, while our piezoelectric MEMS technology helped poLight to develop a fast-focus smartphone camera lens. Our diversification also included new environmental sensors such as the smallest, most accurate pressure sensor in the industry. Smartphones continue to remain a focus for us and our latest 6-axis device and our gyroscope for optical image stabilization will be in flagship devices in 2016.

In Digital ASICs, we strengthened our position in the networking market, with record billings in optical modules and a strong ramp of ASICs in leading-edge CMOS technologies. Our strategy in Imaging is bringing results, with the good performance of our specialized image and photonic sensors. Our FlightSense technology was integrated in over 20 phones during 2015 and we passed the milestone of 50 million units shipped.

These achievements in 2015 are a solid starting point for growth in 2016. With our efforts in product development, application support and marketing for Smart Driving and Internet of Things, we are targeting the areas that are expected to grow fastest in our Serviceable Available Market of about $150 billion: from ADAS to car digitalization and electrification; from factory automation to home and building control; from smartphones to new connected smart devices.

We are moving forward with a clear strategy, with a strong focus on execution and with the commitment and competences of our employees across the world.

2.    Corporate overview

2.1. History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics”, “ST” or “the Company”) was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

2.2. Strategy & objectives

We are a global leader in the semiconductor market, serving a broad range of customers across two areas: the Internet of Things and Smart Driving. Our strategy takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends affecting peoples’ lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

Our products are used in a wide variety of applications. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter environments at home, in the city, in workplaces and in factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. And we enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

2.3. Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

2.4. Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and smartcards.

Our diverse product portfolio is built upon a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductor (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our IP portfolio which we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

During 2015, our products were organized as follows: (i) Sense & Power and Automotive Products (“SP&A”) segment, comprised of the product lines: Automotive (“APG”), Industrial & Power Discrete (“IPD”), Analog & MEMS (“AMS”) and Other SP&A; and, (ii) Embedded Processing Solutions (“EPS”) segment, comprised of the product lines: Digital Product Group (“DPG”), Microcontroller, Memory & Secure MCU (“MMS”) and Other EPS.

In the first quarter of 2016, we announced that we will discontinue the development of new platforms and standard products for set-top-box and home gateway, a business which was a part of the Digital Product Group (“DPG”) in 2015 and we changed our organization to align with our strategic focus on Smart Driving and Internet of Things applications. Three new product groups were established: Automotive and Discrete Group (“ADG”); Microcontrollers and Digital ICs Group (“MDG”); and Analog and MEMS Group (“AMG”). This reorganization is effective as of the first quarter of 2016, and as a result, we will report revenue and operating income as follows:

•	Automotive and Discrete Group (“ADG”)

•	Microcontrollers and Digital ICs Group (“MDG”)

•	Analog and MEMS Group (“AMG”)

•	Others, including the Imaging Division.

2.5. Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective being to accelerate sales growth and gain market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing regional sales and marketing teams that are fully aligned with our product lines.

During 2015 we had four regional sales organizations: EMEA; Americas; Greater China-South Asia; and Japan-Korea. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on accelerated growth. As of the first quarter of 2016, we have three regional sales organizations: EMEA; Americas; and Asia Pacific. Asia Pacific was created from the merger of the Japan-Korea and Greater China-South Asia regional sales organizations.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

2.6. Research & Development

Since our creation, we have maintained an unwavering commitment to R&D. About 8,300 of our employees work in R&D for product design/development and technology. Our innovation in semiconductor technology as well as in hardware and software contribute to our making successful products that create value for us and our customers. Our complete design platforms, including a large selection of IPs and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. We contribute to making our customers’ products more efficient, more appealing, more reliable and safer.

We draw on a rich pool of chip fabrication technologies, including FD-SOI, CMOS, imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnership and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world.

We currently own approximately 15,400 patents and pending patent applications, corresponding to over 9,400 patent families (each patent family containing all patents originating from the same invention), including 500 original new patent applications filed in 2015.

2.7. Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, our initial efforts beginning in the early 1990s. Today, sustainability at STMicroelectronics is about creating value and minimizing risks for our customers, investors, employees and partners through the effective management of our economic, environmental and social impacts to ensure long-term business success. Our approach to sustainability is expressed at a high level in our Code of Conduct and Company policies and, in a more operational way, in our Sustainability strategy. Our Sustainability strategy was refreshed and enhanced in 2014 to ensure the Company remains focused on the most material topics for our business and stakeholders. In 2015 we deployed this new strategy across all of our sites with initiatives and programs related to people, business, environment and our operations.

STMicroelectronics is included in some of the main Sustainability indices (DJSI Europe, FTSE4Good, Euronext Vigeo, ECPI).

Further information on ST’s Sustainability efforts can be found at:
http://www.st.com/web/en/about_st/company_reports_st.html

3.    Report of the Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. Mr. Carlo Bozotti, sole member of the Managing Board and President and Chief Executive Officer, was re-appointed in 2014 for a three-year term to expire at our Annual General Meeting of Shareholders in 2017.

3.1. Statement of the sole member of the Managing Board

The sole member of the Managing Board hereby declares that, to the best of his knowledge, the statutory financial statements as at December 31, 2015 and for the year then ended, prepared under Title 9 of Part 2 of The Netherlands Civil Code in accordance with IFRS as adopted by the European Union, provide a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole and the Director’s report includes a true and fair view concerning the position as per the statement of financial position date, the development and performance of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties they face.

Carlo Bozotti,

Sole member of the Managing Board,
President and Chief Executive Officer

3.2. Business overview & performance

3.2.1. Results highlights for the year 2015

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on industry data published by WSTS, semiconductor industry revenues decreased in 2015 on a year-over-year basis by approximately 0.2% for the TAM and 0.7% for the SAM, to reach approximately $335 billion and $150 billion, respectively.

During 2015, we increasingly focused our R&D and Sales & Marketing efforts on two areas: Smart Driving, enabled by car digitalization and electrification, and the Internet of Things, including portable and wearable systems as well as smart home, city, and industry applications. Our products, technologies and system applications competencies are optimized for these areas, which we address with our products for Automotive and Industrial, our microcontrollers and digital ASICs, and our analog and power portfolio as well as MEMS and specialized image sensors. The growth recorded in 2015 by our microcontrollers, and the solid performance of our automotive business despite weaker macroeconomic conditions, have been mainly driven by our sharpened, market-driven investment focus.

In 2015, to a large extent, our performance was limited due to a weak semiconductor market, particularly in the second half of the year and some changes in customer plans. With reference to our revenues performance, we registered in 2015 a decline of 6.8% compared to prior year, impacted by unfavorable currency effects, reduction of legacy ST-Ericsson products revenues and pruning of low margin products in particular related to our imaging module business. Excluding the negative currency effects and the former ST-Ericsson products, our revenues decreased by 3.3%.

Our effective average exchange rate was $1.17 for €1.00 for the full year 2015, compared to $1.34 for €1.00 for the full year 2014.

Our 2015 gross margin was 28.9% of revenues, increasing by approximately 80 basis points compared to the prior year, primarily due to favorable currency effects, net of hedging, improved manufacturing efficiencies and a positive product mix, offset to a large extent by declining selling prices and lower licensing.

Combined selling, general and administrative (SG&A) and research and development (R&D) expenses amounted to $2,002 million in 2015, decreasing by about 4% from $2,096 million in the prior year, primarily due to favorable currency effects, net of hedging, as well as the cost savings following the plans initiated in the prior year.

Combined other income and other expenses in 2015 was an income of $121 million, decreasing from an income of $160 million in prior year, which included the catch-up of Nano2017 grants pertaining to 2013. Excluding the impact of this catch-up, combined other income and expenses, increased, mainly due to lower patent claim costs and lower phase-out/start–up costs, partially balanced by lower gain on sales of non-current assets.

Our operating income was $109 million in 2015, decreasing from $147 million in the prior year. Excluding the catch-up recorded in 2014 of Nano2017 grants pertaining to 2013, our operating income increased by $59 million, mainly due to favorable currency effects, net of hedging, improved manufacturing efficiencies and savings from the EPS restructuring plan and lower restructuring charges, partially offset by lower sale prices and lower licensing revenues.

Our free cash flow (a non GAAP measure) significantly improved from $197 million in 2014 to $327 million in 2015. In the course of 2015, we have paid dividends to shareholders totaling $350 million and used $200 million of cash for long-term debt repayment.

3.2.2. Business overview

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and smartcards.

Our major customers include Apple, Bosch, Cisco, Conti, Delta, Hewlett-Packard, Huawei, Samsung, Seagate and Western Digital. We also sell our products through distributors and retailers.

3.2.2.1.        Strategy

We are a global leader in the semiconductor market, serving a broad range of customers across two broad areas: the Internet of Things and Smart Driving. Our strategy takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends affecting peoples’ lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

Our products are used in a wide variety of applications. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter environments at home, in the city, in workplaces and in factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. And we enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

3.2.2.2.        Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past two years.

	2015	2014
France	9,887	9,960
Italy	9,623	9,530
Rest of Europe	842	840
United States	839	870
Mediterranean (Malta, Morocco, Tunisia)	4,672	4,520
Asia	17,320	17,900
Total	43,183	43,620

	2015	2014
Research and Development	8,304	8,680
Marketing and Sales	2,049	2,200
Manufacturing	27,962	28,080
Administration and General Services	2,129	2,150
Divisional Functions	2,739	2,510
Total	43,183	43,620

Our future success will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, as well as on our ability to timely adapt the size and/or profile of our personnel to changing industry needs. Unions are represented at almost all of our manufacturing facilities and at several of our R&D sites. We use temporary employees, if required during production spikes and, in Europe, during summer vacation. We have not experienced any significant strikes or work stoppages in recent years.

3.2.2.3.        Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

From time to time we collaborate with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts. Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.

3.2.2.4.        Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. We emphasize balance in our product portfolio, in the applications we serve and in the regional markets we address. Our major customers include Apple, Bosch, Cisco, Conti, Delta, Hewlett-Packard, Huawei, Samsung, Seagate and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers.

3.2.2.5.        Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective to serve and fulfil our customer needs and in so doing, accelerate sales growth and gain market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing regional sales and marketing teams that are fully aligned with our product lines.

During 2015 we had four regional sales organizations: EMEA; Americas; Greater China-South Asia; and Japan-Korea. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on accelerating growth. As of the first quarter of 2016, we have three regional sales organizations: EMEA; Americas; and Asia Pacific. Asia Pacific was created from the merger of the Japan-Korea and Greater China-South Asia regional sales organizations. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

We also have our Mass Market and Online Marketing Programs organization, which helps to provide consistency and coordination of key activities associated with mass market development by working in close co-operation with the regions and product lines. This organization covers several important responsibilities, such as mass market customer programs, mass market applications, global distribution administration, online marketing and mass market tools enablement.

In addition, we engage distributors and sales representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including those that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Sales representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

3.2.2.6.         Research and Development in the area of new products

Since our creation, we have maintained a firm commitment to R&D. About 8,300 of our employees work in R&D for product design/development and technology. Our innovation in semiconductor technology as well as in hardware and software contribute to our making successful products that create value for us and our customers. Our complete design platforms, including a large selection of IPs and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. We contribute to making our customers’ products more efficient, more appealing, more reliable and safer.

We draw on a rich pool of chip fabrication technologies, including FD-SOI, CMOS, imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnership and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. Among such collaborations was the IBM Technology Development Alliance which we exited in 2015. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs and we also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).

We believe that market driven R&D founded on leading edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. The total amount of our R&D expenses in the past three fiscal years was $1,111 million, $1,155 million and $1,595 million in 2015, 2014 and 2013, respectively.

3.2.2.7.        Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world.

At the end of 2015, our front-end facilities had a total maximum capacity of approximately 120,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer fabrication facility in Crolles, France is planned to increase its production capacity as required by market demand.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China and Toa Payoh and Ang Mo Kio, Singapore) are built on land, which are the subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2015, we purchased approximately 8% from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2015, we had approximately $150 million in outstanding commitments for purchases of equipment and other assets for delivery in 2016. In 2015, our capital spending, net of proceeds, was $467 million, below the $496 million registered in 2014. In the 2013-2015 period the ratio of capital investment spending to net revenues was about 6.7%.

3.2.2.8. Intellectual property

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 15,400 patents and pending patent applications, corresponding to over 9,400 patent families (each patent family containing all patents originating from the same invention), including approximately 500 original new patent applications filed in 2015.

We believe that our IP represents valuable assets. We rely on various intellectual property laws, confidentiality procedures and contractual provisions to protect our IP assets and enforce our IP rights. To optimize the value of our IP assets, we have engaged in licensing our design technology and other IP, including patents. We have also entered into broad-scope cross-licenses and other agreements which enable us to design, manufacture and sell semiconductor products using the IP rights of third parties and/or operating within the scope of IP rights owned by third parties.

From time to time, we are involved in IP litigation and infringement claims. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

3.2.2.9.        Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2015 with a backlog lower than we had entering 2014. For 2016, due to market conditions, we entered the year with a backlog lower than what we had entering 2015.

3.2.2.10.        Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of them. We compete with major international semiconductor companies. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers. We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

The semiconductor industry is characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and may continue to experience, significant consolidation among our competitors and vertical integration among our customers. Consolidation among our competitors and integration among our customers could negatively impact our capacity to compete and have other adverse effects on our business.

3.2.2.11.        Public Funding

We receive funding mainly from French, Italian and European Union governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Union regulations, as well as specifications regarding objectives and results. The approval process for such funding may be quite long, up to several years. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans. We also benefit from tax credits for R&D activities in several countries (notably in France) as they are generally available to all companies.

The main programs for R&D in which we are involved include: (i) the Eureka Cluster for Application and Technology Research in Europe on NanoElectronics (CATRENE) cooperative R&D program (since CATRENE ended in December 2015, a new Eureka program, called the Pan-European program on Nanoelectronics Technology and Applications (PENTA), will start in 2016); (ii) EU R&D projects within Horizon 2020 (the European Union’s research and innovation framework); (iii) Electronic Components and Systems for European Leadership (ECSEL) initiative, which combines all electronics related R&D activities and is operated by joint undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In support of our R&D activities, we signed the Nano2017 program with the French government in 2013, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. We believe the Nano2017 R&D program will strengthen our leadership in key technologies such as FD-SOI (low-power, high-performance processing), imagers and photonic sensors and embedded non-volatile memories. These technologies are at the core of our digital portfolio which includes, among others, microcontrollers, imaging, analog and mixed signal, digital automotive and ASICs. We have no visibility whether a new multi-year program for R&D funding in France or in other countries could be adopted beyond 2017, based on our future R&D plan and available instruments.

3.2.2.12.        Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, material suppliers and external silicon foundries and back-end subcontractors. We also purchase third party licensed technology from a limited number of providers.

In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot occur without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price increases. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential materials. Our “multiple sourcing strategy”, our Financial Risk Monitoring (FRISK) as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks.

Finally, we also use external subcontractors to outsource wafer manufacturing, as well as assembly and testing of finished products. See “3.2.2.7. Property, Plants and Equipment”.

3.2.2.13. Environmental Matters

We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions where we operate which govern, among other things, the use, storage, discharge and disposal of chemicals and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. We are also required to obtain environmental permits, licenses and other forms of authorization, or give prior notification, in order to operate.

We adopt a rigorous approach to managing our business operations in an environmentally responsible way. Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions, waste disposals and other substances of concern from our manufacturing operations. Company-wide we are certified to be in compliance with quality standard ISO 9001. Across our manufacturing activities and supply chain, we implement the highest standards. The majority of our sites are ISO 14001 certified and EMAS (Eco Management and Audit Scheme) validated. Furthermore, all of our front-end manufacturing sites are ISO 50001 certified.

We believe that in 2015 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2015, there were no material environmental claims made against us.

3.2.3. 2015 Key announcements

On January 27, 2016, we announced the discontinuation of the development of new platforms and standard products for set-top box and home gateway, after an extensive review of external and internal options for the future of our set-top box business. The slower than expected market adoption of leading-edge products and increasing competition on low-end boxes, combined with the required high level of R&D investment, has led this business to generate significant losses in the course of the last years. As a result of this, we announced a global workforce review, including:

•	the redeployment of about 600 employees, currently associated with the set-top box business, to support principally ST’s growth ambitions in digital automotive and microcontrollers;

•
a global workforce re-alignment that may affect approximately 1,400 employees worldwide, of which about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the US. Deployment of the plan by country or site will be subject to applicable legislation and will depend on local negotiations. In 2016, the workforce re-alignment is anticipated to affect about 1,000 employees, out of which about 150 in France.

Annualized savings are estimated at $170 million upon completion and restructuring costs at about $170 million.

On January 27, 2016, we also announced the change to our organization, to align with our strategic focus on Smart Driving and on Internet of Things applications. Three product Groups have been established, reporting to the President & CEO: Automotive and Discrete Group (“ADG”), led by Marco Monti; Microcontrollers and Digital ICs Group (“MDG”), led by Claude Dardanne, and Analog and MEMS Group (“AMG”), led by Benedetto Vigna. Technology and Manufacturing is under the responsibility of Jean-Marc Chery. Jean-Marc Chery will keep his role of Chief Operating Officer (COO).

On December 14, 2015, we announced our collaboration with Semtech to scale LoRa® Technology to meet high-volume demands of Internet of Things applications.

On August 20, 2015, we published our IFRS 2015 Semi Annual Accounts for the six-month period ended June 27, 2015 on our website and filed them with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets.

On July 9, 2015, we announced, together with the French Institute of Materials, Microelectronics and Nanosciences in Provence, the official launch of a new joint research laboratory, The Radiation Effects and Electrical Reliability (REER) Joint Laboratory, to develop the next generations of high-reliability, ultra-miniaturized electronic components. The REER Joint Laboratory is a multi-site research establishment that will bring together teams from the IM2NP Institute, based in Marseille and Toulon, and specialist engineers from the ST facility in Crolles.

On June 3, 2015 we announced the publication of our 2014 Sustainability Report.

On May 27, 2015 all of the proposed resolutions were adopted at our Annual General Meeting of Shareholders, held in Amsterdam. The resolutions included:

•	The adoption of our statutory Annual Accounts for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union;

•
The distribution of a quarter dividend in cash of US$0.10 per ordinary share of the common stock in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record in the month of each quarterly payment;

•
The appointment of Mr. Nicolas Dufourcq as a new member of the Supervisory Board, for a three-year term expiring at the 2018 AGM, in replacement of Mr. Jean d’Arthuys whose mandate terminated as of the 2015 AGM;

•	The reappointment of Ms. Martine Verluyten as a member of the Supervisory Board, for a three-year term expiring at the 2018 AGM; and

•
The appointment of Ernst & Young Accountants LLP as the external auditor for the 2016-2019 financial years, as required by the new Dutch law which currently imposes an eight-year audit firm rotation period.

On March 24, 2015, our Supervisory Board resolved that our dividend distributions, more recently decided on a semi-annual basis, will now be decided on an annual basis at our Annual General Meeting of Shareholders.

During the first quarter of 2015, we agreed with IBM to end our participation in the IBM Technology Development Alliance at the end of the second quarter of 2015.

On March 6, 2015, we closed the agreement signed on July 22, 2014 with Enel Green Power to transfer our equity stake in 3Sun. As a result, ST paid €11.5 million to Enel Green Power in exchange for our full release from any obligations concerning the 3Sun joint venture and Enel Green Power. In addition, ST forgave its €13 million outstanding shareholder loan to the 3Sun joint venture.

3.2.4. Financial outlook: Capital investment

Over the next years, we believe the main growth contributors to the semiconductor market will be Automotive, Industrial and Internet of Things applications. We are deeply focused on winning in these markets and on capturing the opportunities they represent to fuel our growth.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on a market recovery forecast and ongoing strategic initiatives, our capital expenditure is estimated to be in the $600-670 million range for 2016, to be adjusted based on demand thereafter. The most important of our 2016 capital expenditure projects are expected to be : (a) for our front end facilities: (i) in our 300 mm fab in Crolles, R&D technology evolution and — depending on demand — new specialized capacity to support the production ramp up of new technologies; (ii) mix evolution, and a few select programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate and expansion of the 200 mm fab in Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand and secure service to strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be not material to our consolidated cash flows, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

3.2.5. Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2015, our net cash decreased by $246 million, due to the net cash used in investing and financing activities exceeding the net cash from operating activities.

The evolution of our cash flow for each period is as follows:

In millions of USD	2015	2014
Net cash from operating activities	1,156	1,104
Net cash used in investing activities	(830)	(1,173)
Net cash from (used in) financing activities	(556)	262
Effect of change in exchange rates	(16)	(12)
Net cash increase (decrease)	(246)	181

Net cash from operating activities

Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2015 was $1,156 million, increasing compared to $1,104 million in the prior year period, benefitting from more favorable changes in net working capital.

Net cash used in investing activities

Investing activities used $830 million of cash in 2015, mainly due to payments for the purchase of tangible and intangible assets and disposal of investments in associates and jointly controlled entities. The decrease in net cash used in investing activities compared to the $1,173 million in the prior year was primarily due to the absence of marketable securities purchases in 2015. Payments for purchase of tangible assets, net of proceeds, totaled $467 million, compared to $496 million in 2014.

Net cash from (used in) financing activities

Net cash used in financing activities was $556 million for 2015, compared to the $262 million generated in 2014. This decrease was primarily due to the $994 million net proceeds from the issuance of the Senior Bonds in 2014. The 2015 amount included $350 million in dividends paid to stockholders compared to $354 million paid in 2014.

Free cash flow (non GAAP measure)

Free Cash Flow was positive $327 million in 2015, compared to positive $197 million in 2014, mainly driven by the favorable change in net working capital.

Free Cash Flow, a non GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow, a non GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

Financial position

As at December 31, 2015, our total financial resources amounted to $2,106 million and were comprised mainly of:

•	$1,771 million of cash and cash equivalents;

•	$335 million invested in U.S. Government Treasury Bonds with an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, reported at fair value.

At December 31, 2015, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,615 million, which included:

•	$696 million in European Investment Bank loans (the “EIB Loans”);

•	$907 million in the Senior Bonds;

•	$11 million in loans from other funding programs and other long-term loans; and

•	$1 million of finance leases.

The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $19 million remained outstanding as at December 31, 2015. The second or R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $55 million remained outstanding as of December 31, 2015. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $269 million remained outstanding as of December 31, 2015. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $353 million is outstanding as of December 31, 2015.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $563 million.

Our long term debt contains standard conditions, but does not impose minimum financial ratios.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the embedded non-equity derivative instruments using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.54% and Tranche B: 3.13%, including 1% p.a. nominal interest). In the computation of diluted earnings per share, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follow: S&P: “BBB-” with stable outlook; Fitch: “BBB-” with stable outlook, and; Moody’s: “Ba1” with stable outlook. On February 24, 2016, Moody’s lowered our senior debt rating from Baa3 with negative outlook to Ba1 with stable outlook.

3.2.6. Financial risk management

STMicroelectronics and its subsidiaries (together “the Group”) are exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 7.6.36 of the Consolidated Financial Statements for further information.

Financial risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from Standard & Poor’s or Fitch, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Singapore dollar. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

3.3. Risk management and Internal control

Below is a list of the main risks factors related to the semiconductor industry and specifically related to our operations, which may affect the result and performance of STMicroelectronics and the ability of management to predict the future:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and/or meet the objectives of our R&D programs, which benefit from public funding;

•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	the loading, product mix and manufacturing performance of our production facilities;

•
the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	product liability or warranty claims or recalls by our customers for products containing our parts;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, labor actions or terrorist activities; and

•	availability and costs of materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Internal control

The Managing Board is responsible for ensuring that STMicroelectronics complies with all applicable legislation and regulations. As such, under the guidance of the Chief Financial Officer, who reports to the Managing Board, the Managing Board has established and implemented our internal financial risk management and control systems. These controls and procedures are based on the identification of external and internal risks factors that could influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

The effectiveness of our internal controls and procedures is evaluated with the participation of our Internal Audit which reports to the Audit Committee regularly, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of our Supervisory Board. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting are disclosed to our auditors and to the Audit Committee of our Supervisory Board.

In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted Corporate Policies and Standard Operating Procedures to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field. We have over two hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.

We have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board.

In summary, if our internal risk management and control system cannot provide absolute assurance, it aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.

Based on the outcome of the aforementioned measures, the Managing Board states that to the best of its knowledge: (i) the internal risk management and control systems in place provide a reasonable assurance that STMicroelectronics’ financial reporting does not include any errors of material importance as of and for the 2015 financial year; and (ii) in relation to STMicroelectronics’ financial reporting these systems operated effectively during 2015.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee and the Supervisory Board during 2015 (in accordance with best practice provisions II.1.4 and III.1.8 of the Dutch Corporate Governance Code).

4.    Report of the Supervisory Board

The supervision of the policies and actions of our Managing Board is entrusted to our Supervisory Board, which, in a two-tier corporate structure under Dutch law, is a separate body and fully independent from our Managing Board. In fulfilling their duties under Dutch law, our Supervisory Board members serve the best interests of all of STMicroelectronics’ shareholders and other stakeholders, as well as those of STMicroelectronics’ business.

Our Supervisory Board supervises and advises our Managing Board in performing its management tasks and setting the direction of STMicroelectronics’ affairs and business. Among others our Supervisory Board supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the General Meeting of Shareholders.

The members of our Supervisory Board are carefully selected based on their combined experience, expertise, knowledge, as well as the business in which STMicroelectronics operates. Our Supervisory Board is empowered to recommend to the General Meeting of Shareholders people to be appointed as members of our Supervisory Board or of the Managing Board.

In performing its duties, our Supervisory Board is advised and assisted by the following committees: the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees all report to our Supervisory Board. Only members of the Supervisory Board can be committee members.

The Supervisory Board has determined, based on the evaluation of an ad-hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders. As a result we have deviated from the independence criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provision, which states that a supervisory board member is not independent if he/she (or his/her registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law) is a member of the management board — or is a representative in some other way — of a legal entity which holds at least 10% of our shares, unless such entity is a member of our Group. We do however comply with corporate governance listing standards of the NYSE.

Our Supervisory Board also adopted specific bars to independence. On that basis, our Supervisory Board concluded, in its business judgment that all members qualify as independent based on the criteria set forth above.

The Supervisory Board is pleased to report the various activities of the Supervisory Board and the Supervisory Board Committees in 2015.

4.1. Composition of the Supervisory Board

Our Supervisory Board consists of such number of members as is resolved by our General Meeting of Shareholders upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our General Meeting of Shareholders’ concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

As of December 31, 2015, our Supervisory Board was composed of the following nine members:

Name	Position	Year First Appointed	Term Expires	Nationality	Gender	Age
Maurizio Tamagnini	Chairman	2014	2017	Italian	Male	50
Didier Lombard	Vice Chairman	2004	2017	French	Male	73
Janet G. Davidson	Member	2013	2016	American	Female	59
Nicolas Dufourcq(1)	Member	2015	2018	French	Male	52
Heleen Kersten	Member	2014	2017	Dutch	Female	50
Jean-Georges Malcor	Member	2011	2017	French	Male	59
Alessandro Ovi	Member	2007(2)	2016	Italian	Male	71
Alessandro Rivera	Member	2011	2017	Italian	Male	45
Martine Verluyten	Member	2012	2018	Belgian	Female	64
(1)	Mr. Dufourcq was appointed as a member of our Supervisory Board on May 27, 2015.
(2)	Mr. Ovi was a member of our Supervisory Board from 1994-2005. He was then reappointed to our Supervisory Board in 2007.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter, which was updated in May 2015, setting forth its duties, responsibilities and operations, as mentioned below. The Supervisory Board Charter is available on our website (www.st.com).

Our Supervisory Board may make a proposal to our General Meeting of Shareholders for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office. Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our General Meeting of Shareholders. Certain of our Supervisory Board members are proposed by and may retain certain relationships with our direct or indirect shareholders represented through our major shareholder.

Biographies

Maurizio Tamagnini has been a member and the Chairman of our Supervisory Board since June 2014. He also serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Tamagnini was (until March 31, 2016) Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (FSI, now CDP Equity Spa), an investment company ultimately controlled by the Italian Government with €4.4 billion capital which invests in large corporates, sponsored by Cassa depositi e prestiti Spa. From April 1st, 2016 he is Chief Executive Officer of FSI SGR Spa, a company currently and ultimately controlled by the Italian Government through Cassa depositi e prestiti Spa. He is also Chairman of the board of directors of FSI Investimenti Spa, a company participated by CDP Equity Spa and the Kuwait sovereign fund (KIA). He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Mr. Tamagnini is also Chairman of the Joint Venture between FSI and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. He is also a member of the Advisory Board of RDIF (the Russian Direct Investment Fund), of the Italian Ministry of Economic Development Industrial Compact task force and was a member of the Organization Committee for the 2014 Worldwide Female Volleyball Championships, held in Milan. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Didier Lombard has been a member of our Supervisory Board since 2004 and has been its Vice-Chairman since June 2014. He was the Supervisory Board’s Chairman from 2011 until 2014. Mr. Lombard serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Lombard was appointed Chairman and Chief Executive Officer of Orange (formerly France Telecom) in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of Orange in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as Orange’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of Orange’s Executive Committee. Mr. Lombard was also a member of the board of directors of Thales until May 2014. He is also the Chairman of the board of directors of Technicolor (previously Thomson), one of our customers, as well as a member of the supervisory board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the supervisory board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Janet G. Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees.

Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, prior to becoming the Chairman of Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary. After joining the Capgemini Group in 2003, he oversaw operations in the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement), which is indirectly controlled by the French Government and is one of the indirect shareholders of ST Holding. Mr. Dufourcq is also a member of the Supervisory Board of Euler Hermes Group.

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. She was a member of the supervisory board of Van Lanschot N.V. from 2011 to 2015. Ms. Kersten is currently a member of the supervisory boards of Egeria Investment B.V. (since 2007 and Chairman since October 2014) and a supervisory board member of the Rijksmuseum (Stichting Het Rijksmuseum) (since 2015). She is also a board member of the Foundation Donors of the Royal Concertgebouw Orchestra (Stichting Donateurs Koninklijk Concertgebouworkest) (since 2010). Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. He also serves on our Supervisory Board’s Audit Committee. Mr. Malcor is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our Annual General Meeting of Shareholders in March 2005. He was reappointed to our Supervisory Board at the 2007 Annual General Meeting of Shareholders. Mr. Ovi serves on our Supervisory Board’s Audit Committee and Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been special advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director and member of the audit committee of LandiRenzo S.p.A and a director of Almaviva S.p.A. Mr. Ovi is also a Life Trustee in Carnegie Mellon University and a member of the board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Compensation Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee. Since 2013 he has been a member of the Board of Directors and Compensation Committee of Cassa Depositi e Prestiti. From 2011 to 2014 he was a member of the Board of Directors and Compensation Committee of Poste Italiane S.p.A.. From 2008 to 2011 he was a member of the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc, 3i plc and GBL (group Bruxelles Lambert). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

4.2. Meetings and activities of the Supervisory Board

Activities of the Supervisory Board.

Our Supervisory Board held 9 meetings in 2015, of which all were held in the presence of the sole member of the Managing Board, Chief Operating Officer, the Chief Financial Officer and the Corporate Strategy Officer, with the exception of the evaluation of the functioning of the sole member of our Managing Board and the functioning of our Supervisory Board, its Committees and its individual members as described below.

The items discussed in those meetings included recurring subjects such as the Annual Budget, STMicroelectronics’ financial performance, STMicroelectronics’ Annual Report on Form 20-F as well as its statutory IFRS Annual Report, objectives and results, strategy and operations review, reports of the various Committees of our Supervisory Board, the convocation of our Annual General Meeting of Shareholders, the risks of STMicroelectronics’ business and the assessment by our Managing Board of the structure of our internal risk management and control systems, as well as any significant changes thereto, corporate governance requirements and developments and the compensation of the sole member of our Managing Board. Certain Supervisory Board meetings also included presentations by senior executive management.

Outside the Supervisory Board meetings, the Chairman and other members of our Supervisory Board had regular contact with the sole member of the Managing Board, the Chief Operating Officer, the Chief Financial Officer and the Chief Strategy Officer.

At one of our Supervisory Board meetings and in accordance with best practice provision III.1.8 of the Dutch Corporate Governance Code, our Supervisory Board discussed the corporate strategy and the main risks of the business, the results of the assessment by our Managing Board of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto.

At one of our Supervisory Board meetings and in accordance with best practice provision III.1.7 of the Dutch Corporate Governance Code, our Supervisory Board evaluated outside the presence of the sole member of our Managing Board and other executive officers, the performance of the sole member of our Managing Board as well as of its own functioning, its members and its Committees. In doing so, the Chairman of our Supervisory Board had invited each member of our Supervisory Board to provide his/her comments on these topics to the Chairman. The Chairman then shared the main conclusions drawn from such comments with the other Supervisory Board members in the aforementioned Supervisory Board meeting. At that meeting our Supervisory Board unanimously concluded that the sole member of our Managing Board, the full Supervisory Board, its members and its Committees are functioning adequately.

Membership and Attendance.

As of December 31, 2015, the composition of our Supervisory Board’s committees was as follows:

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee	Strategic Committee
Maurizio Tamagnini		□	■	□
Didier Lombard		■	■	■
Janet G. Davidson	■			■
Nicolas Dufourcq		■	■	■
Heleen Kersten	■	■	□	
Jean-Georges Malcor	■			
Alessandro Ovi	■			■
Alessandro Rivera		■	■	
Martine Verluyten	□			

□: Committee Chairperson

■: Committee Member

None of the members of our Supervisory Board was frequently absent during the meetings held in 2015. Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2015 is as follows:

Number of Meetings Attended in 2015	Full Board		% Attendance	Audit Committee	% Attendance	Compensation Committee		% Attendance	Strategic Committee		% Attendance	Nominating & Corporate Governance Committee		% Attendance
Maurizio Tamagnini	9		100	n/a	-	5		100	6		100	5		100
Didier Lombard	9		100	n/a	-	5		100	6		100	5		100
Jean d’Arthuys	1	(1)		n/a	-	1	(1)		1	(1)		1	(1)
Janet G. Davidson	8		89	9	90	n/a		-	6		100	n/a		-
Nicolas Dufourcq	4	(2)		n/a	-	1	(2)		3	(2)		1	(2)
Heleen Kersten	9		100	9	90	4		80	n/a		-	5		100
Jean-Georges Malcor	9		100	9	90	n/a		-	n/a		-	n/a		-
Alessandro Ovi	9		100	10	100	n/a		-	6		100	n/a		-
Alessandro Rivera	8		89	n/a	-	5		100	n/a		-	5		100
Martine Verluyten	9		100	10	100	n/a		-	n/a		-	n/a		-
(1)
Mr. d’Arthuys’ mandate as a member of our Supervisory Board, as well as member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee, expired on May 27, 2015.

(2)
Mr. Dufourcq was appointed as a member of our Supervisory Board on May 27, 2015 and is also a member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee.

4.3. Audit Committee

The Audit Committee assists our Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

The Audit Committee met 10 times during 2015. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Head of Corporate Control, General Counsel, Chief Compliance Officer, Chief Audit and Risk Executive and external auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. The Audit Committee furthermore proceeded with its annual review of the internal audit function. The Audit Committee reviewed the annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2015, and the results press release published on January 27, 2016.

The Audit Committee approved the compensation of the external auditors for 2015 and discussed the scope of their audit, audit related and non-audit related services for 2015. The Audit Committee led the selection process of our new external auditor, who was appointed at our 2015 Annual General Meeting of Shareholders for the 2016-2019 financial years.

The Audit Committee reviewed our semi-annual Consolidated Financial Statements (and notes thereto) prior to its approval by our Supervisory Board and had the opportunity to raise questions to management and the independent auditor. The Audit Committee also reviewed our Consolidated Financial Statements contained in our Annual Report, prior to its approval by our Supervisory Board. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our Annual General Meeting of Shareholders, which was held on May 27, 2015.

Also in 2015, the Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes Oxley Act. In addition, the Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, and supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process.

As part of each of its quarterly meetings, the Audit Committee also reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

4.4. Compensation Committee

The Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by the Compensation Committee. The Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. The Compensation Committee met 5 times in 2015.

Among its main activities, in 2015 the Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2014; (ii) defined the performance targets relating to the CEO bonus for the fiscal year ending on December 31, 2015 (which targets are based on, inter alia, revenues growth, certain financial targets, the share price evolution versus SOXX and special programs); and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards.

For the 2015 unvested stock award plan, the Compensation Committee, on behalf and with the approval of the entire Supervisory Board, established the applicable performance criteria, which are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and Return on Net Assets targets.

4.5. Strategic Committee

The Strategic Committee advises our Supervisory Board on key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. The Strategic Committee met 6 times in 2015. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members. The meetings covered a wide range of discussion topics including, but not limited to, developments in process technology, manufacturing optimization, internal and external options for set-top box assets, R&D effectiveness, and industry consolidation.

4.6. Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee advises our Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. The Nominating and Corporate Governance Committee met 5 times during 2015 to discuss proposals for the appointment of members to our Supervisory Board, recent developments in Dutch and U.S. law and best practices regarding corporate governance and the update of our Supervisory Board Charter (which was completed in May 2015 and is available on the Company website at www.st.com).

4.7. Secretariat and Controllers

Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, our Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of our Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Gabriele Pagnotta serves as Secretary and Mr. Bertrand Loubert serves as Vice Secretary. Messrs. Pagnotta and Loubert serve as Managing Directors of ST Holding. Mr. Philippe Dereeper, our Chief Compliance Officer, serves as Executive Secretary for our Supervisory Board and for each of the four standing committees of our Supervisory Board.

Our Supervisory Board appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Giorgio Ambrosini. The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. For more information, please refer to Item 5.11.1.3. “Corporate Governance”.

4.8. Remuneration report

4.8.1. Supervisory board remuneration

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our General Meeting of Shareholders. The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2015 was €1,041,000, before any applicable withholding taxes, as set forth in the following table.

In Euros	2015 (1)
Maurizio Tamagnini	176,000
Didier Lombard	176,000
Jean d’Arthuys(2)	0	(2)
Janet G. Davidson	109,500
Nicolas Dufourcq(3)	0	(3)
Heleen Kersten	117,000
Jean-Georges Malcor	98,500
Alessandro Ovi	110,500
Alessandro Rivera	103,000
Martine Verluyten	150,500
Total	1,041,000
(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2015 until December 31, 2015.
(2)
Mr. d’Arthuys’ mandate as a member of our Supervisory Board expired on May 27, 2015. Mr. d’Arthuys would have been entitled to receive €6,000 in 2015, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.

(3)
Mr. Dufourcq was appointed as a member of our Supervisory Board on May 27, 2015. Mr. Dufourcq would have been entitled to receive €80,500 in 2015, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

For further details on the compensation of the members of our Supervisory Board we refer to Note 7.6.34 to our consolidated financial statements.

4.8.2. Senior Management remuneration

Our senior management, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, receive a combination of short term and long term compensation, including fixed salary, annual cash bonus incentive, long term incentive in the form of unvested stock awards, pensions rights and other cash or non-cash benefits.

The following table sets forth the total amount paid as compensation in 2015, 2014 and 2013 to the 26 members of our senior management (including Mr. Carlo Bozotti) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2015	2014	2013
Total(1)	$16.6	$19.8	$17.4
(1)	In addition, relative charges and non-cash benefits were $11.0 million in 2015, $12.8 million in 2014 and $10.9 million in 2013.

The annual cash bonus incentive, which we call Corporate Executive Incentive Program (the “EIP”), entitles selected executives to a yearly bonus based upon the assessment of the achievement of individual objectives that are set on a yearly basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect the overall performance of our Company.

The amounts paid in 2015 to the 26 members of our senior management (including Mr. Carlo Bozotti, the sole member of our Managing Board, President and CEO) pursuant to the Corporate Executive Incentive Program represented approximately 20.52% of the total compensation paid to our senior management.

	Bonus paid in 2015 (2014 performance)	Bonus paid in 2014 (2013 performance)	Bonus paid in 2013 (2012 performance)
Bonus (cash) amount	$3,395,952	$6,169,479	$3,878,183
Ratio bonus / base salary + EIP	20.52%	31.20%	22.67%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our senior management, comprising the sole member of our Managing Board, President and CEO, and certain other key executives as selected by the sole member of our Managing Board, President and CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2015, we made a contribution of approximately $0.3 million to the plan of our current sole member of our Managing Board, President and CEO, and $1.5 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2015 and no longer salaried in 2015, was $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2015 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2015 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.7 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

For further details on the compensation of our Senior Management we also refer to Note 7.6.34 to our consolidated financial statements.

4.8.3. Managing Board remuneration

The remuneration of the sole member of our Managing Board is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 Annual General Meeting of Shareholders. For further details on the compensation of the sole member of our Managing Board and President and CEO we also refer to Note 7.6.34 to our consolidated financial statements.

Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receives compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is Mr. Carlo Bozotti’s total compensation in 2015, 2014 and 2013:

	2015	2014	2013
Salary (US$)	895,534	997,755	1,059,559
Bonus(1) (US$)	326,350	808,308	1,165,514
Charges and Non-cash Benefits(2) (US$)	1,310,459	1,183,521	1,181,232
Total (US$)	2,532,343	2,989,584	3,406,305
(1)
The bonus paid in 2015, 2014 and 2013 was approved by the Compensation Committee and Supervisory Board with respect to the 2014, 2013 and 2012 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)
Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the bonus of the sole member of our Managing Board and President and CEO in 2015, 2014 and 2013 included a portion of a bonus payable in stock awards and corresponding to 66,396, 47,809 and 33,621 vested shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, Mr. Bozotti was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our Annual General Meeting of Shareholders in 2014 for a three year period. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, the EIP, Pension and other items covered by the compensation policy adopted by our General Meeting of Shareholders. While the relationship between a member of the managing board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

(i)	CEO Bonus

In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the annual bonus of the sole member of our Managing Board and President and CEO is composed of a portion payable in cash (up to a maximum of 150% of the base salary for the relevant year) and a portion payable in shares (up to a maximum of 60% of the base salary for the relevant year), all subject to the assessment and fulfillment of a number of pre-defined conditions which are set annually by the Compensation Committee of our Supervisory Board.

Consistent with the compensation policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Bozotti for the attribution of his 2015 bonus. Those conditions are based, inter alia, on revenues growth, certain financial targets, the share price evolution versus SOXX, as well as certain programs. The evaluation and assessment of the fulfillment of those conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2016 for the 2015 CEO bonus), in order to determine the actual amount of the CEO bonus for 2015.

(ii)	CEO Stock Awards

The Supervisory Board, upon recommendation of the Compensation Committee, determine whether the performance criteria, each equally weighted at 33.33% as described below, have been met and conclude whether and to which extent all eligible employees, including Mr. Bozotti, are entitled to any stock awards under the stock award plan. The stock awards vest 32% one year, a further 32% two years and the remaining 36% three years, respectively, after the date of the grant as defined by the plan, provided that the eligible employee is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

(iii)	Unvested Stock Awards Allocation

Year(1)	Performance achieved	Result	Details
2014	33.33%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met
2013	33.33%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met
2012	66.67%(2)	2 criteria out of 3 met	Evolution of Sales criteria met Evolution of Operating Income criteria not met Cash Flow target met
(1)
For 2015, the assessment of the fulfillment of the conditions and performance criteria will be done by the Compensation Committee of our Supervisory Board in the first half of 2016, in order to determine the actual number of stock awards to be allocated for 2015.

(2)
In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed in relation with the CEO stock award for each of 2012, 2013, 2014 and 2015 was 100,000 unvested stocks awards.

During 2015, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

For further details on the compensation of the sole member of our Managing Board and President and CEO we also refer to Note 7.6.34 to our consolidated financial statements.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to “4.8.5. Stock Awards and Options” below.

4.8.4. Share ownership

None of the members of our Supervisory Board, Managing Board or senior management holds shares or options to acquire shares representing more than 1% of our issued share capital.

4.8.5. Stock awards and options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our senior management as well as key employees. Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board.

Pursuant to the shareholders’ resolutions adopted by our General Meetings of Shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•
approved, for a four year period, our 2013 unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us;

•	approved conditions relating to our 2014 unvested stock award allocation under the 2013 Stock Award Plan, including restriction criteria linked to our performance (for selected employees); and

•	approved conditions relating to our 2015 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

5.    Corporate Governance

5.1. Commitment to the principles of good corporate governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

•
Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•
Our early adoption of policies on important issues such as business ethics and conflicts of interest and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•
Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, as applicable, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

•
Our implementation of a non-compliance reporting channel (managed by an independent third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•
Our Corporate Ethics Committee and Local Ethics Committees, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our General Counsel, also acts as Executive Secretary to our Supervisory Board; and

•
Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM is also responsible for our whistle-blowing hotline and related investigations.

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 Annual General Meeting of Shareholders. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our Annual General Meeting of Shareholders. Along with our Supervisory Board Charter (which we last updated in May 2015 and which also includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter, which is incorporated by reference herein, is posted on our website, at www.st.com, and these documents are available in print to any shareholder who may request them. As required by the Dutch Corporate Governance Code, this Corporate Governance Chapter includes information on the broad outline of our corporate governance structure and our compliance with the Code.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE. For more information please refer to item 4 “Report of the Supervisory Board”.

Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our General Meeting of Shareholders appoints our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to, among others, the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

Pursuant to our Supervisory Board Charter, our Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company on the one hand and members of our Supervisory Board and Managing Board on the other hand. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our General Meeting of Shareholders pursuant to Dutch law.

5.2. General Meeting of Shareholders

Our ordinary General Meetings of Shareholders are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, The Netherlands. Extraordinary General Meetings of Shareholders may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend General Meetings of Shareholders of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the General Meeting of Shareholders within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of General Meetings of Shareholders shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend our General Meetings of Shareholders that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening our General Meeting of Shareholders shall be given with due observance of the statutory notice period, which is currently 42 days prior to the meeting.

The notice of our General Meeting of Shareholders states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend General Meetings of Shareholders representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend General Meetings of Shareholders will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our General Meetings of Shareholders who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50 million. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. As of July 1, 2013, a Dutch statutory provision entered into force requiring a shareholder requesting discussion of an agenda item to disclose to us its entire beneficial interest (long and short position). We are required to disclose this interest on our website.

Dutch law prescribes a fixed registration date of 28 days prior to the date of the General Meeting of Shareholders, which means that shareholders and other persons entitled to attend our General Meetings of Shareholders are those persons who have such rights at such date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend our General Meeting of Shareholders at the time of the meeting if a registration date would not be applicable.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of our General Meetings of Shareholders require the approval of a majority of the votes cast at a meeting at which at least fifteen percent of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution. We may not vote our shares held in treasury. Blank and invalid votes shall not be counted.

In general, the most important items of our General Meetings of Shareholders are:

•	the adoption of our annual accounts;

•	the adoption of a dividend;

•	the discharge of the members of our Managing Board and Supervisory Board;

•	the adoption of the compensation policy of our Managing Board;

•	the determination of the compensation of the members of our Supervisory Board;

•	the appointment, suspension and dismissal of the sole member of our Managing Board;

•	the appointment, suspension and dismissal of the members of our Supervisory Board;

•	the appointment of our auditors;

•	the authorization to our Managing Board to repurchase shares;

•	the issuance of shares and the granting of rights to subscribe for shares (option rights) as well as the delegation of these authorities to our Supervisory Board;

•	approving resolutions of our Managing Board as referred to below under “Managing Board”; and

•	resolutions regarding the amendment of our Articles of Association, our liquidation, legal merger and legal demerger.

Under Dutch law, our General Meeting of Shareholders has the authority to adopt our statutory IFRS annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders does not have the authority to amend our statutory IFRS annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders can:

i.	either adopt our statutory IFRS annual accounts in the form as prepared by our Managing Board; or

ii.	instruct our Managing Board to amend our statutory IFRS annual accounts before adopting these annual accounts; or

iii.	not adopt the statutory IFRS annual accounts.

If our General Meeting of Shareholders instructs our Managing Board to amend our statutory IFRS annual accounts, our Managing Board is required to make the necessary amendments, unless the instruction contravenes the provisions of reasonableness and fairness (redelijkheid en billijkheid). Furthermore, the instruction must not contravene with the applicable presentation rules for the statutory IFRS annual accounts, including requirements of consistency and balance continuity. If there are multiple options, our General Meeting of Shareholders is authorized to decide with due observance of said limits.

If there are doubts regarding the correctness of our statutory IFRS annual accounts, the annual report and the other information, a petition for revision of our statutory IFRS annual accounts can be filed with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal in The Netherlands by each interested party on the basis of non-compliance with the applicable presentation requirements for the statutory IFRS annual accounts, the annual report and/or the other information prescribed by the EU IFRS regime, Title 9 of Book 2 of the Dutch Civil Code and/or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). The petition must state in which respect the documents require revision. The petition can also be filed by the Advocate General (advocaat-generaal) of the Amsterdam Court of Appeal on the basis of public interest as well as the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) with due observance of Section 4 of the Dutch Financial Markets Supervision Act.

5.3. Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board and the general course of our affairs and business. In discharging its duties, our Supervisory Board shall be guided by our interests and our business; it shall take into account the relevant interests of all those involved in us (including our shareholders). Our Supervisory Board is responsible for the quality of its own performance.

Our Supervisory Board consists of such number of members as is resolved by our General Meeting of Shareholders upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our General Meeting of Shareholders concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

As of January 1, 2013, certain Dutch statutory provisions limit the number of supervisory positions that members of our Supervisory Board may hold. A member of our Supervisory Board can only be appointed as such if he/she does not hold more than four supervisory positions at other so-called “large” Dutch entities. In this connection, the position of chairman equals two positions. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position, and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account. For purposes of the foregoing, “large” Dutch entities are Dutch limited liability companies, private companies with limited liability and foundations which meet at least two of the following three criteria (“‘Large Dutch Entities”): (i) the value of the assets according to the (consolidated) balance sheet with explanatory notes exceeds €20 million; (ii) the net turnover for the financial year exceeds €40 million; or (iii) there are, on average, 250 or more employees during the financial year.

As of January 1, 2013, Dutch statutory provisions ensure a balanced participation by men and women in supervisory boards. Where seats on a supervisory board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. We meet this criterion.

In accordance with the criteria as reflected in our Supervisory Board Charter, members of our Supervisory Board are selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as Supervisory Board members. Our Supervisory Board endorses the principle of a diversified Supervisory Board, including the aforementioned statutory gender balance rules, within the scope of the criteria as reflected in our Supervisory Board Charter. This is demonstrated by the appointment of Ms. Martine Verluyten as member of our Supervisory Board at our 2012 Annual General Meeting of Shareholders, the appointment of Ms. Janet G. Davidson as member of our Supervisory Board at our 2013 Annual General Meeting of Shareholders and the appointment of Ms. Heleen Kersten as member of our Supervisory Board at our 2014 Annual General Meeting of Shareholders. We will continue to strive for an appropriate balance as recommended by the aforementioned statutory gender balance rules.

Members of our Supervisory Board may be suspended or dismissed by our General Meeting of Shareholders by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. Our Supervisory Board may make a proposal to our General Meeting of Shareholders for the suspension or dismissal of one or more of its members.

The responsibilities of our Supervisory Board include (but are not limited to):

•
supervising, monitoring, and advising our Managing Board on: (i) our performance, (ii) our strategy and risks inherent to our business activities, (iii) the structure and management of the internal risk management and control systems, and (iv) compliance with legislation and regulations;

•	disclosing, complying with and enforcing our corporate governance structure;

•	selecting and recommending the appointment of the member(s) of the Managing Board;

•
proposing the compensation policy for the member(s) of our Managing Board (such policy to be adopted by our General Meeting of Shareholders), fixing the compensation annually and the contractual terms and conditions of employment of the member(s) of our Managing Board (in accordance with the said compensation policy);

•	electing and recommending the appointment of the members of our Supervisory Board and proposing their remuneration;

•
evaluating and assessing the functioning of our Managing Board, our Supervisory Board, and their individual members (including the evaluation of our Supervisory Board’s profile and the induction, education and training program);

•
handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of our Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by the Audit Committee;

•	reviewing and approving our whistle-blower procedures upon approval by the Audit Committee;

•	handling, and deciding on, reported alleged irregularities that relate to the functioning of our Managing Board;

•	approving decisions by our Managing Board as referred above under “Managing Board”;

•	supervising the adoption and implementation by our Managing Board on a consolidated basis of strategic pluri-annual plans and annual budgets in line with the decisions of our Supervisory Board;

•
on an annual basis, the renewal of the authorization by our Managing Board to issue guarantees to companies whose accounts are consolidated by us, as well as guarantees granted to third parties including nonconsolidated subsidiaries of us; and

•
declaring independently as well as proposing to our General Meeting of Shareholders to declare, distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law.

Our Supervisory Board Charter, as posted on our website, contains detailed provisions on the reporting and handling of (potential) conflicts of interest.

For information on the identity of our Supervisory Board members, including its committees, as well as the compensation of the members of our Supervisory Board, see the report of our Supervisory Board. We believe that at least one member of our Supervisory Board can be regarded as a financial expert within the meaning of best practice provision III.3.2 of the Dutch Corporate Governance Code.

For information on the role and identity of the committees of our Supervisory Board, see the report of our Supervisory Board.

5.4. Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2014 for a three-year term to expire at the end of our 2017 Annual General Meeting of Shareholders, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Under our Articles of Association, Managing Board members are appointed for a three year term upon a non-binding proposal by our Supervisory Board at our General Meeting of Shareholders and adoption by a simple majority of the votes cast at our General Meeting of Shareholders where at least 15% of the issued and outstanding share capital is present or represented, which term may be renewed one or more times.

As of January 1, 2013, Dutch statutory provisions ensure a balanced participation by men and women in our Managing Board. Where seats on a managing board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which by definition gender balance cannot be reached.

Our General Meeting of Shareholders may suspend or dismiss one or more members of our Managing Board, in accordance with the procedures laid down in our Articles of Association. Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our General Meeting of Shareholders for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association and our Supervisory Board Charter, our Managing Board must also seek prior approval from our Supervisory Board for other decisions with regard to the Company and our direct or indirect subsidiaries.

In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our senior managers may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to the Supervisory Board Charter, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our General Meeting of Shareholders pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Managing Board member and our senior managers and their duties to us.

Pursuant to the Supervisory Board Charter, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) other than for wholly owned subsidiaries, any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us — with the exception of shares in our share capital acquired in order to transfer these shares under employee stock option or stock purchase plans — or any ST Group Company of own shares or change in share rights and any issue of instruments resulting in a share in the capital of any ST Group Company or its profits; (iii) the liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, Italian Ministry of the Economy and Finance, Bpifrance or CEA; (vii) the key parameters of our pluri-annual plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semi-annual and annual accounts using IFRS, prior to submission for shareholder adoption; (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts with the understanding, for the avoidance of doubt, that decisions of the Managing Board regarding the general management and/or operations of such ST joint venture company are not subject to Supervisory Board approval and that the Managing Board reports to the Supervisory Board on the operations of the ST joint venture companies as part of its regular reporting to the Supervisory Board and in principle at least every six months; and (xi) the strategy designed to achieve the objectives of our company and corporate social responsibility issues that are relevant to our company.

Senior Management

Our senior managers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several members of our senior management, include:

•	Corporate Operations Reviews, which meets twice per quarter to review monthly results and short term forecasts.

•	Corporate Staff Meetings, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

•	Corporate Strategic Committees, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs.

Our senior managers as of December 31, 2015 were:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	39	39	63
Jean-Marc Chery	Chief Operating Officer	31	31	55
Carlo Ferro	Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services	16	16	55
Mario Arlati	Executive Vice President, Strategies and Business Management Sense & Power and Automotive Products (SP&A)	41	41	67
Georges Auguste	Executive Vice President, General Manager, Packaging and Test Manufacturing	29	41	66
Eric Aussedat	Executive Vice President, General Manager, Imaging Division	34	34	62
Orio Bellezza	Executive Vice President, General Manager, Front-End Manufacturing & Technology R&D Sense & Power and Automotive Products (SP&A)	32	32	56
GianLuca Bertino	Executive Vice President, General Manager, Digital Product Group	18	29	56
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	29	29	57
Marco Luciano Cassis	Executive Vice President, President, Japan-Korea Region	28	28	52
Paul J. Cihak	Executive Vice President, General Manager, Sales & Marketing, Europe, Middle East and Africa	17	22	44
Andrea Cuomo	Executive Vice President, Advanced Systems Technology and Special Projects, STMicroelectronics; Chairman 3Sun	32	32	61
Claude Dardanne	Executive Vice President, General Manager, Microcontroller, Memory & Secure MCU Group	33	36	63
Lorenzo Grandi	Corporate Vice President, Corporate Control	28	28	54
Paul Grimme	Executive Vice President, Mass Market and Online Marketing Programs	7	35	56
Fabio Gualandris	Executive Vice President, Product Quality Excellence	28	31	56
François Guibert	Executive Vice President, President, Greater China and South Asia Region	35	38	62
Joël Hartmann	Executive Vice President, Front-End Manufacturing & Technology R&D, Embedded Processing Solutions (EPS)	15	37	60
Otto Kosgalwies	Executive Vice President, Company Infrastructures and Services	32	32	60
Robert Krysiak	Executive Vice President, President, Americas Region	33	33	61
Philippe Magarshack	Executive Vice President, Chief Technology Officer, Embedded Processing Solutions	21	30	54
Marco Monti	Executive Vice President, General Manager Automotive Product Group	29	29	54
Carmelo Papa	Executive Vice President, General Manager, Industrial & Power Discrete Group	33	33	66
Georges Penalver	Chief Strategy Officer, Executive Vice President, Strategy, Communication, Human Resources and Quality	4	4	59
Steven Rose	Corporate Vice President & General Counsel	24	24	53
Benedetto Vigna	Executive Vice President, General Manager, Analog, MEMS & Sensors Group	21	21	46

Detailed biographies of our executive officers are available on our website www.st.com.

5.5. Indemnification of members of our Managing Board and Supervisory Board

To the extent permitted by Dutch law, members of our Managing Board and Supervisory Board as well as officers or agents of us shall be indemnified by us against expenses, such as the reasonable costs of defending claims, as stated in our Articles of Association. Under certain circumstances, there will be no entitlement to this reimbursement. We hold a Director & Officer liability insurance for the members of our Managing Board and Supervisory Board as well as our officers.

5.6. Risk Management and Control Systems

For the statement on the main features of our risk management and control systems and of the group of which the financial data are included in our annual accounts, please refer to the section Risk Management and Internal Control in the Report of the Managing Board.

5.7. Required information Article 10 Takeover Directive

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;

•	restrictions on the transfer of securities and on voting rights;

•	special powers conferred upon the holders of certain shares;

•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;

•	the rules on the issuing and the repurchasing of shares by the company;

•
significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the Company and its board members or employees providing for a “golden parachute”.

Capital structure.

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2015, the number of common shares issued was 910,967,920 shares (December 31, 2014: 910,797,305 shares). As at December 31, 2015, the number of common shares outstanding was 878,537,339 shares (December 31, 2014: 873,939,583 shares). As of December 31, 2015, no preference shares were issued and outstanding.

Restrictions on the transfer of shares.

We do not have restrictions on the transfer of our common and preference shares, provided that Stichting Continuïteit ST, if it holds preference shares, requires the consent of STMicroelectronics to sell or otherwise dispose of preference shares or voting rights attached thereto.

Holdings in us that are subject to a disclosure obligation.

For information on holdings in us that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”), please refer to chapter “Major Shareholders” further on.

Special controlling rights.

We do not have special controlling rights attached to our common or preference shares.

Control of employees share/option schemes.

We do not have any scheme granting rights to employees to subscribe for or acquire shares in our share capital or the share capital of a subsidiary of us where the control is not directly exercised by the employees. However, key employees as determined by our Unvested Share Award Plans are granted share awards (as part of their compensation) with a staggered vested schedule pursuant to our determined criteria. Supervisory board members are granted share awards that vest immediately. For more information on employees share/option schemes, see the Remuneration Report.

Restrictions on voting rights.

We do not have any restrictions on voting rights nor have we cooperated in the issuance of depositary receipts for shares.

Agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights.

We do not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. However, please see below under “Shareholders’ Agreements” for certain information on shareholders’ agreements regarding us to which we are not a party.

Provisions on appointment and dismissal of members of our Managing Board and Supervisory Board and amendment of our Articles of Association.

Please see the information included above under “Managing Board” and “Supervisory Board” with respect to the appointment and dismissal of the members of our Managing Board and Supervisory Board.

Our Articles of Association can be amended by our General Meeting of Shareholders, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall, irrespective of the share capital represented, to pass a resolution. If the relevant amendment affects the rights of holders of common shares or holders of preference shares, the approval of the meeting of holders of common shares and the meeting of holders of preference shares, respectively, is required.

Authority of the Managing Board and Supervisory Board regarding the issuance and repurchase of shares.

Pursuant to our Articles of Association, our Managing Board does not have the authority to issue shares or grant rights to subscribe for shares. Our Supervisory Board has this authority. Our Annual General Meeting of Shareholders, held on May 27, 2015, has authorized our Supervisory Board, for a period of eighteen months as of May 27, 2015, to resolve upon: (i) the issuance of shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital as per December 31, 2014, increased with another 10% of our issued common share capital, as per December 31, 2014, in the case of mergers and acquisitions, but not exceeding the limits of authorized share capital (ii) the terms and conditions of an issuance of common shares; and (iii) the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares.

Pursuant to a shareholders’ resolution adopted at our Annual General Meeting of Shareholders held on May 27, 2015, our Managing Board, subject to the approval of our Supervisory Board, was authorized for a period up to November 26, 2016 (inclusive) to acquire shares subject to the limits of our Articles of Association and the acquisition price conditions set forth in such shareholders’ resolution. Furthermore, our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our General Meeting of Shareholders.

Significant agreements to which we are a party and which contain change of control rights

On June 26, 2014, we announced the issuance of senior unsecured bonds, in two tranches, one of $600 million with a maturity of 5 years and one of $400 million with a maturity of 7 years, convertible into new or existing common shares in our share capital. Pursuant to the terms and conditions of the Senior Bonds (the “Conditions”), bondholders have certain conversion rights and redemption rights upon a change of control, all as provided in the Conditions.

Agreements with the sole member of our Managing Board and other employees regarding distributions upon the termination of their employment contract in connection with a public offer on us.

The employment contract of our President and CEO, Mr. Bozotti, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Bozotti will fully vest and (ii) the bonus payable under our Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual base salary. Such benefits are not linked to termination of the employment agreement.

Stichting Continuïteit ST — our preference shares

We are a party to an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued.

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

The board of the Stichting is currently comprised of the following three members:

•	Professor S.C.J.J. Kortmann, a well-known professor at law at the Rad University in Nijmegen, The Netherlands, as Chairman of the board;

•	Mr. F. Ago, a well-known and experienced attorney at law in Italy; and

•	Mr. E. Alphandery, a professor at economics and former French Minister of Economy.

All members of the board of the Stichting are independent from us.

5.8. Code of Ethics

We have adopted written standards of business conduct and ethics (“Ethics Policies”) designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. Our Ethics Policies are applicable to all of our employees and senior managers. We have adapted and will amend our Ethics Policies as appropriate to reflect regulatory or other changes. Our Ethics Policies provide that if any employee or senior manager to whom they apply acts in contravention of the principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Ethics Policies are available on our website in the Corporate Governance section, at http://investors.st.com.

5.9. Deviations from the Code

According to the current Dutch Corporate Governance Code (the “Code”), STMicroelectronics is required to publish a list of current deviations from the Code, and an explanation why STMicroelectronics does not comply (“Comply or Explain”). For more information on the Dutch Corporate Governance Code, please visit the website www.commissiecorporategovernance.nl. Because STMicroelectronics is listed on the New York Stock Exchange (“NYSE”), it is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NYSE listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). For the full text of the U.S. Sarbanes-Oxley Act of 2002 as well as the NYSE listing rules, and the rules and regulations promulgated by the SEC, please see www.sec.gov.

STMicroelectronics complies with the Code by applying its principles and best practice provisions or by explaining why it deviates from such provisions. STMicroelectronics applies such principles and best practice provisions, with the exception of the following best practice provisions:

•
Best practice provision II.2.8: The remuneration in the event of dismissal of the sole member of our Managing Board exceeds one year’s salary and is equal to a gross lump sum payment in the amount of two years of the last gross annual salary, plus the variable (being the average of the last three-year payout), subject to any and all legal, regulatory and/or contractual deductions applicable. Furthermore, the Unvested Stock Awards allocated to the sole member of our Managing Board under the Unvested Stock Awards Plan that are not exercisable and vested will become fully exercisable and fully vested without any condition linked to this accelerated vesting. The remuneration in the event of dismissal shall be paid only if the employment agreement is terminated by us. This element is part of the employment conditions on the basis of which the sole member of the Managing Board accepted his responsibilities in 2005. Those conditions were among others based on the international context in which STMicroelectronics operates, industry standards and applicable laws, and in line with the remuneration policy of STMicroelectronics as approved by our 2005 Annual General Meeting of Shareholders.

•	Best practice provision II.2.13: STMicroelectronics does not publish this information in detail, as this is considered competitively sensitive information.

•
Best practice provision III.2.2: As explained in the report of the Supervisory Board, STMicroelectronics criteria deviate from the criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provisions, but are in conformity with governance listing standards of the NYSE and the STMicroelectronics Corporate Governance Charter as approved by our shareholders in the 2004 Annual General Meeting of Shareholders.

•
Best practice provision III.3.5: The term of office of Supervisory Board members may exceed the maximum term of twelve years as mentioned in the Dutch Corporate Governance Code. However, if the maximum term is exceeded, this is always approved by our General Meeting of Shareholders as members of our Supervisory Board are appointed by our General Meeting of Shareholders. As mentioned in our Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our Annual General Meeting of Shareholders held in 2004), we consider that it is not in our best interests to limit the number of terms a member of our Supervisory Board may serve on our Supervisory Board.

•	Best practice provision II.2.13: STMicroelectronics does not publish this information in detail, as this is considered competitively sensitive information.

•
Best practice provision III.2.2: As explained in the report of the Supervisory Board, STMicroelectronics criteria deviate from the criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provisions, but are in conformity with governance listing standards of the NYSE and the STMicroelectronics Corporate Governance Charter as approved by our shareholders in the 2004 Annual General Meeting of Shareholders.

•
Best practice provision III.3.5: The term of office of Supervisory Board members may exceed the maximum term of twelve years as mentioned in the Dutch Corporate Governance Code. However, if the maximum term is exceeded, this is always approved by our General Meeting of Shareholders as members of our Supervisory Board are appointed by our General Meeting of Shareholders. As mentioned in our Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our Annual General Meeting of Shareholders held in 2004), we consider that it is not in our best interests to limit the number of terms a member of our Supervisory Board may serve on our Supervisory Board.

•
Best practice provision III.5.11: The Chairman of our Supervisory Board is also the Chairman of the Compensation Committee. This has been a standing practice for many years and is functioning well within the governance of ST Microelectronics as it stands.

5.10. Major Shareholders

Holders of our shares (including certain comparable instruments, such as instruments with a value (partly) dependent on shares or distributions on shares, or contracts creating an economic position similar to shares) or voting rights (including potential interests, such as via options or convertible bonds) may have disclosure obligations under Dutch law. Any person or entity whose direct or indirect interest in our share capital or voting rights (including potential interest) reaches, exceeds or falls below a certain threshold must make a disclosure to the AFM immediately. The threshold percentages are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. If a person’s direct or indirect interest in the share capital or voting rights passively reaches, exceeds or falls below the abovementioned thresholds (e.g. as a result of a change in the capital of the company), the person in question must give notice to the AFM no later than the fourth trading day after the AFM has published the change in the share capital and/or voting rights in the public register. In addition, a notification requirement applies in respect of shares with special statutory rights (e.g. priority shares), regardless of the abovementioned percentages.

Furthermore, each person who is or ought to be aware that the substantial holding he holds in the Company, reaches, exceeds or falls below any of the abovementioned thresholds vis-à-vis his most recent notification to the AFM, which change relates to the composition of the notification as a result of certain acts (e.g. (i) the exchange of certain financial instruments for shares or depositary receipts for shares, (ii) the exchange of shares for depositary receipts for shares, or (iii) as a result of the exercise of rights pursuant to a contract for the acquisition of voting rights) must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.

For the purpose of calculating the percentage of capital interest or voting rights, among others, the following interests must be taken into account: (i) those directly held by him; (ii) those held by his controlled undertakings for purposes of the Dutch Financial Supervision Act; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written voting agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. A person who has a 3% or larger interest in the share capital or voting rights and who ceases to be a controlled undertaking must without delay notify the AFM. As of that moment, all notification obligations under the Dutch Financial Supervision Act will become applicable to the former controlled undertaking itself. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may also trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation.

The holder of a financial instrument representing a short position in our shares is required to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position). There is also a requirements to notify the AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage. The threshold percentages are 0.2% and each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM. The notification shall be made no later than 3:30 pm CET on the following trading day.

Under Dutch law, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights The sole member of our Managing Board and each of the members of our Supervisory Board, as well as any other person who would have managerial or co-managerial responsibilities in respect of the Company or who would have the authority to make decisions affecting the Company’s future developments and business prospects regularly having access to inside information relating, directly or indirectly, to the Company, must notify the AFM of any transactions conducted for his or her own account relating to the shares or in financial instruments the value of which is also based on the value of the shares. In addition, certain persons who are closely associated with members of the Executive Board and Supervisory Board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is also based on the value of the shares.

The AFM publishes all notifications on its public website (www.afm.nl). Non-compliance with the notification obligations under Dutch law can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our General Meeting of Shareholders (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years. Shareholders are advised to consult with their own legal advisers to determine whether notification obligations apply to them.

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2015:

Shareholders	Common Shares Owned
	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public*	627,832,585	68.9
Treasury shares	32,430,581	3.6
Total	910,967,920	100

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have different voting rights from those of our other shareholders.

According to a report on Schedule 13G (“ST Holding 13G”) jointly filed with the SEC on February 12, 2014 by ST Holding, the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), FT1C1 (the “French Shareholder” and together with the Italian Shareholder, the “STH Shareholders”), Bpifrance (“Bpifrance”) and the Commissariat a l’Énergie Atomique et aux Énergies Alternatives (“CEA”), the Italian Shareholder holds 50% of ST Holding’s shares and the French Shareholder, which is controlled by BpiFrance and CEA, holds 50% of ST Holding’s shares. Through the Italian Shareholder and the French Shareholder, the Italian Government and the French Government, respectively, each indirectly hold 13.7% of our share capital.

Announcements about disposals of our shares by ST Holding on behalf of one or more of its indirect shareholders, Bpifrance, CEA, the Italian Ministry of the Economy and Finance or FT1CI may come at any time, and we may not be informed beforehand.

All transactions with major shareholders were in compliance with provision III.6.4 of the Dutch Corporate Governance Code.

5.11. Shareholders’ Agreements

5.11.1. STH Shareholders’ Agreement

The filers of the ST Holding 13G, as mentioned in the previous paragraph, have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”). We are not a party to the STH Shareholders Agreement. Below is a brief summary of certain details from the ST Holding 13G.

5.11.1.1.        Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through ST Holding. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

5.11.1.2.        Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between the French Shareholder and the Italian Shareholder (the French Shareholder and the Italian Shareholder are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

The STH Shareholder proposing the appointment of the Chairman may furthermore propose the appointment of the Vice Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of Vice-Chairman proposes the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder also proposes the appointment of a Financial Controller to the Supervisory Board.

As regards STMicroelectronics N.V., Managing Board and Supervisory Board members can only be appointed by the General Meeting of Shareholders upon a proposal by the Supervisory Board. The Supervisory Board passes resolutions, including on such a proposal, by at least three quarters of the vote of the members in office. The STH Shareholders’ Agreement, to which STMicroelectronics N.V. is not a party, provides that during the Balance Period: (i) each of the STH Shareholders (the French Shareholder, on the one hand, and the Italian Shareholder, on the other hand) may propose the same number of members for election to the Supervisory Board by our shareholders, and ST Holding company shall vote in favor of such members; and (ii) any decision relating to the voting rights of ST Holding shall require the unanimous approval of the STH Shareholders. ST Holding may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities. As a result of the STH Shareholders Agreement, the Chairman of our Supervisory Board is proposed by an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board is proposed by the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholder proposing the appointment of the Chairman may furthermore propose the appointment of the Vice Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of the Vice-Chairman proposes the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder also proposes the appointment of a Financial Controller to the Supervisory Board.

The STH Shareholders furthermore agreed that during the Balance Period, any other decision, to the extent that a resolution of ST Holding is required, must be pursuant to the unanimous approval of the shareholders of ST Holding.

At the end of the Balance Period (i.e., once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of our Supervisory Board and those of ST Holding designated by the minority shareholder of ST Holding will, pursuant to the Shareholders’ Agreement, immediately resign upon request of ST Holding’s majority shareholder.

After the end of the Balance Period, unanimous approval by the shareholders of ST Holding remains required to approve:

i.         As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to ST Holding, any changes to the articles of association, any issue, acquisition or disposal of shares in ST Holding or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which ST Holding is proposed to be a party.

ii.         As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary General Meetings of Shareholders and quorums for voting at General Meetings of Shareholders).

iii.         Any decision to vote our shares held by ST Holding at our General Meeting of Shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by ST Holding will be counted as present for purposes of a quorum of shareholders at one of our General Meeting of Shareholders, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

iv.         In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by ST Holding if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

5.11.1.3.        Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause ST Holding to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by ST Holding as though ST Holding were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI or ST Holding to any of our top ten competitors, or any company that controls such competitor.

5.11.1.4.         Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Italian Shareholder, on the other hand. The shareholders may transfer shares of ST Holding or FT1CI to any of the shareholders’ affiliates, which would include the Italian State or the French State with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

5.11.1.5.        Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

5.11.1.6.        Duration

The STH Shareholders’ Agreement will remain in force as long as the Italian State, on the one hand, and any of Bpifrance, FT1CI or CEA, on the other hand, are shareholders of ST Holding.

6.    Dividend Policy

Our dividend policy reads as follows: “STMicroelectronics seeks to use its available cash in order to develop and enhance its position in a competitive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics. Based on its results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes on an annual basis to the Supervisory Board, whenever deemed possible and desirable in line with STMicroelectronics’ objectives and financial situation, the distribution of a quarterly cash dividend, if any. The Supervisory Board, upon the proposal of the Managing Board, decides or proposes on an annual basis, in accordance with this policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend”.

On May 27, 2015, our shareholders approved a cash dividend of US$0.40 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and will also be distributed in the first quarter of 2016. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders, see Note 7.6.21.8 of our Consolidated Financial Statements.

7.    Consolidated financial statements

7.1. Consolidated income statement

		Year ended
In millions of USD except per share amount	Notes	December 31, 2015	December 31, 2014*
Sales	7.6.26	6,866	7,335
Other revenues	7.6.26	31	69
Total revenues		6,897	7,404
Cost of sales	7.6.28	(4,907)	(5,321)
Gross profit		1,990	2,083
Selling, general and administrative	7.6.28	(891)	(941)
Research and development	7.6.28	(1,111)	(1,155)
Other income	7.6.29	169	259
Other expenses	7.6.29	(48)	(99)
Operating profit (loss)		109	147
Finance income	7.6.30	58	34
Finance costs	7.6.30	(40)	(31)
Share of profit (loss) of associates and jointly controlled entities	7.6.10	12	(53)
Profit (loss) before income tax		139	97
Income tax benefit (expense)	7.6.32	42	45
Net profit (loss)		181	142
Attributable to:
The equity holders of the parent		175	141
Non-controlling interests		6	1
Net profit (loss)		181	142
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	7.6.33	0.20	0.16
Earnings per share (Diluted)	7.6.33	0.20	0.16
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these consolidated financial statements

7.2. Consolidated statement of comprehensive income

		Year ended
In millions of USD	Notes	December 31, 2015	December 31, 2014*
Net result		181	142
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations		8	(80)
Income tax effect		(3)	13
Re-measurements of employee benefit obligations, net of tax		5	(67)
Total items that will not be reclassified to profit or loss		5	(67)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(215)	(273)
Share of other comprehensive income of associates and jointly controlled entities		-	1
Cash flow hedges	7.6.31	31	(68)
Income tax effect		-	3
Net movement on cash flow hedges		31	(65)
Gain / (loss) on available-for-sale financial assets	7.6.31	-	1
Income tax effect		-	-
Net Gain / (loss) on available-for-sale financial assets		-	1
Total items that may be reclassified subsequently to profit or loss	(184)	(336)
Other comprehensive loss, net of tax	(179)	(403)
Total comprehensive income (loss), net of tax	2	(261)
Attributable to:
The equity holders of the parent	(4)	(262)
Non-controlling interests	6	1
Total comprehensive income (loss), net of tax	2	(261)
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.
The accompanying notes are an integral part of these consolidated financial statements

7.3. Consolidated statement of financial position

In millions of USD	Notes	December 31, 2015	December 31, 2014*	January 1, 2014*
Non-current assets
Property, plant and equipment	7.6.11	2,326	2,652	3,161
Goodwill	7.6.13	58	64	72
Intangible assets	7.6.12	1,021	1,060	1,075
Investments in associates and jointly controlled entities	7.6.10	44	46	63
Other non-current financial assets	7.6.14	33	32	32
Deferred tax assets	7.6.32	654	648	480
Other non-current assets	7.6.15	434	555	580
Total non-current assets		4,570	5,057	5,463
Current assets
Inventories	7.6.16	1,251	1,269	1,336
Trade accounts receivable	7.6.17	820	912	1,049
Other current financial assets	7.6.14	344	335	101
Other receivable and assets	7.6.18	402	389	346
Cash and cash equivalents	7.6.19	1,771	2,017	1,836
Total current assets		4,588	4,922	4,668
Assets held for sale	7.6.11	1	33	16
Total assets		9,159	10,012	10,147
Equity
Equity attributable to the equity holders of the parent		5,335	5,649	6,380
Non-controlling interests		61	61	75
Total equity	7.6.21	5,396	5,710	6,455
Non-current liabilities
Interest-bearing loans and borrowings	7.6.14	1,424	1,602	928
Other non-current financial liabilities	7.6.14	56	96	-
Employee benefits	7.6.23	414	466	422
Deferred tax liabilities	7.6.32	15	12	11
Non-current provisions	7.6.22	238	325	273
Other non-current liabilities	7.6.24	55	47	66
Total non-current liabilities		2,202	2,548	1,700
Current liabilities
Interest-bearing loans and borrowings – current portion	7.6.14	191	202	225
Trade accounts payable	7.6.25	525	597	693
Other payables and accrued liabilities	7.6.25	347	411	423
Employee benefits – current portion	7.6.23	403	409	528
Current provisions	7.6.22	30	28	76
Other current financial liabilities	7.6.14	25	73	4
Income tax payable	7.6.32	40	34	43
Total current liabilities		1,561	1,754	1,992
Total equity and liabilities		9,159	10,012	10,147
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these consolidated financial statements

7.4. Consolidated statement of changes in equity

For the year ended December 31, 2015

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2015*		1,157	2,433	(334)	1,108	1,285	5,649	61	5,710
Net result		-	-	-	-	175	175	6	181
Other comprehensive income, net of tax		-	-	-	(179)	-	(179)	-	(179)
Total comprehensive income		-	-	-	(179)	175	(4)	6	2
Employee share award scheme, net of tax	7.6.21.5	-	-	45	41	(45)	41	-	41
Dividends		-	-	-	-	(351)	(351)	-	(351)
Dividends to non-controlling interests		-	-	-	-	-	-	(6)	(6)
As at December 31, 2015		1,157	2,433	(289)	970	1,064	5,335	61	5,396
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these consolidated financial statements

For the year ended December 31, 2014*

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2014		1,156	2,433	(212)	1,472	1,531	6,380	75	6,455
Net result		-	-	-	-	141	141	1	142
Other comprehensive income, net of tax		-	-	-	(403)	-	(403)	-	(403)

Total comprehensive income		-	-	-	(403)	141	(262)	1	(261)
Capital increase		1	-	-	-	-	1	-	1
Repurchase of common stock	7.6.21.3	-	-	(156)			(156)	-	(156)
Employee share award scheme, net of tax	7.6.21.5	-	-	34	39	(34)	39	-	39
Dividends		-	-	-	-	(353)	(353)	-	(353)
Dividends to non-controlling interests		-	-	-	-	-	-	(3)	(3)
Joint ventures and other subsidiaries deconsolidation		-	-	-	-	-	-	(12)	(12)
As at December 31, 2014		1,157	2,433	(334)	1,108	1,285	5,649	61	5,710
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these consolidated financial statements

7.5.     Consolidated statement of cash flows

In millions of USD	Note	December 31, 2015	December 31, 2014
Cash flows from operating activities
Cash generated from operations	7.6.20	1,212	1,145
Interests paid		(15)	(11)
Income tax paid		(41)	(30)
Net cash from operating activities		1,156	1,104
Cash flows from investing activities
Payments for purchases of tangible assets		(529)	(505)
Proceeds from sale of tangible assets		62	9
Payments for purchases of available-for-sale financial assets		-	(333)
Proceeds from sales of available-for-sale financial assets		-	58
Payments for purchase of intangible assets		(350)	(455)
Payments for purchase of financial assets		-	(9)
Proceeds from sale of financial assets		1	-
Net cash variation for joint ventures deconsolidation		(1)	9
Partial asset distribution from joint ventures in liquidation		-	15
Payment for disposal of associates		(13)	-
Proceeds received in sale of businesses		-	29
Interests received		-	9
Net cash used in investing activities		(830)	(1,173)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		-	3
Net proceeds from issuance of senior unsecured convertible bonds		-	994
Capital increase		-	1
Repayment of interest-bearing loans and borrowings		(200)	(223)
Repurchase of common stock		-	(156)
Dividends paid to equity holders of the parent company		(350)	(354)
Dividends paid to non-controlling interests		(6)	(3)
Net cash from (used in) financing activities		(556)	262
Effect of changes in exchange rates		(16)	(12)
Net cash increase (decrease)		(246)	181
Cash and cash equivalents at the beginning of the period		2,017	1,836
Cash and cash equivalents at the end of the period	7.6.19	1,771	2,017

The accompanying notes are an integral part of these consolidated financial statements

7.6.    Notes to the consolidated financial statements

7.6.1. Corporate information

STMicroelectronics N.V. is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards. The Group’s products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. The Group enables smarter driving by making vehicles safer, more environmentally friendly and more connected. The Group helps make smarter environments at home, in the city, in workplacesand in factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. Additionally, the Group enables creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this, the Group’s products are found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved by the Supervisory Board on April 1, 2016 for submission to the Annual General Meeting of Shareholders.

7.6.2. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and certain other financial assets and liabilities (including derivative financial instruments) that have been measured at fair value. The consolidated financial statements are presented in dollars of the United States of America and all values are rounded to the nearest million ($ million) except when otherwise stated. Under Article 35 of the Group’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

7.6.3. Statement of compliance

These consolidated financial statements are prepared for Dutch statutory purposes, in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code, STMicroelectronics N.V.’s corporate income statement is presented in abbreviated form.

7.6.4. Basis of consolidation

The consolidated financial statements comprise the financial statements of STMicroelectronics N.V. and its subsidiaries as at December 31, 2015.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. Subsidiaries are all entities over which the Group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are fully eliminated.

Non-controlling interest is the share of equity in a subsidiary not attributable, directly or indirectly, to the parent company. Non-controlling interests are presented separately in the consolidated income statement and within equity in the consolidated statement of financial position, separately from the equity attributable to the equity holders of the parent. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates include all entities over which the Group has a significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented in the consolidated statement of financial position on the line “Investments in associates and jointly controlled entities”.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by the Group.

7.6.5. Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new amended standard adopted by the Group on or after January 1, 2015:

•
IFRIC 21 Levies: The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy — that is not income tax — is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation became effective as at January 1, 2015 for the Group. As required by the new interpretation, the Group’s financial statements have been retrospectively restated to reflect the changes upon adoption. The impact of these restatements resulted in a positive adjustment of $3 million as at January 1, 2014, due to the timing difference in recognition of two levies in one specific jurisdiction, which increased equity attributable to the equity holders of the parent to $6,380 million. The consolidated statement of financial position as at December 31, 2014 has also been restated. Consequently, other payables and accrued liabilities amounted to $411 million as at December 31, 2014 on a restated basis while it was reported at $415 million.

7.6.6. Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

IFRS 9 Financial Instruments: The IASB completed in 2014 its comprehensive work on the replacement of IAS 39, which included three phases: classification and measurement of financial assets and financial liabilities, with the issuance of the original IFRS 9; impairment of financial assets; and hedge accounting, with the issuance of the corresponding amendments to IFRS 9. The final standard has not yet been endorsed by the European Union. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, together with the assessment of their impairment but will potentially have no impact on classification and measurements of financial liabilities. The new approach to hedge accounting will also have an effect on the way hedged transactions and derivatives designated as hedging instruments are reported. The Group is reviewing the effect the comprehensive version of IFRS 9 will have on its financial position and performance.

IFRS 15 Revenue from contracts with customers: The new converged standard on revenue recognition sets forth a single revenue accounting model, which calls to more professional judgment and includes expanded disclosures. According to the new guidance, revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if IFRS 15 is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. IFRS 15 has not been ratified by the European Union yet. The areas on which IFRS 15 may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on standalone selling prices. The Group will adopt IFRS 15 when effective and is currently assessing its impact on existing contracts, transactions and business practices.

IFRS 16 Leases: The new standard on lease accounting no longer distinguishes for the lessee between a finance lease and an operating lease. It sets forth a single lease accounting model for virtually all lease contracts. The lessee recognizes a lease liability reflecting future lease payments and a “right of use” asset, as economically, a lease contract is equal to acquiring the right to use an asset with the purchase price paid in instalments. Lessees recognize interest expense on the lease liability and a depreciation charge on the “right of use” asset. The standard includes optional exemptions, as for short-term leases (twelve months or less). If one of the exemptions is elected, the lease contract is accounted for in a way that is similar to current operating lease accounting. Lessor accounting is similar to current practice. However, significant new disclosures are required. IFRS 16 has not been ratified by the European Union yet. The Group will adopt IFRS 16 when effective and is currently assessing its impact on existing contracts, transactions and business practices, primarily as a lessee.

Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses: the amendments clarify the guidance on income taxes but do not change the principles for the recognition of deferred tax assets. The clarifications primarily deal with how a temporary difference is determined and calculated. The amendments have not been endorsed yet by the European Union. The Group will adopt the amendments when effective. No impact is expected on the Group’s financial position or performance.

Amendments to IAS 7: Disclosure Initiative: the amendments require entities to provide information about changes in their financing liabilities through additional disclosures to help investors evaluate changes in liabilities arising from financing activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses). The amendments have not been endorsed yet by the European Union. The Group will adopt the amendments when effective. The Group does not expect a significant impact of the new guidance on its consolidated financial statements.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate and Joint Venture: the amendments resolve a current inconsistency between both standards. Full gain or loss will be recognized by the investor where the non-monetary assets constitute a “business”. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor to the extent of the other investors’ interest. The amendments apply only when an investor sells or contributes assets to its associate or joint venture. The amendments have not been endorsed yet by the European Union. Endorsement is postponed, waiting for further developments from the IASB. The Group will adopt the amendments when effective and does not expect any significant effect on its financial position and performance.

IFRS 11 Joint Arrangements (amendment): — Accounting for Acquisitions of Interests in Joint Operations: the amendment requires the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all the principles on business combinations accounting in IFRS 3 Business Combinations and other IFRSs, except for those principles that conflict with the guidance in IFRS 11. The amendment has been endorsed by the European Union and became effective on January 1, 2016. The Group will adopt the amendment when effective. No significant impact is expected on the Group’s financial position or performance.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization: the requirements of IAS 16 and IAS 38 were amended to introduce a rebuttable presumption that a revenue-based depreciation or amortization method is not appropriate. However, for intangible assets, there are limited circumstances when this presumption can be overcome. The amendments have been endorsed by the European Union and became effective on January 1, 2016. The Group will adopt the amendment when effective. No impact is expected on the Group’s financial position or performance.

Amendment to IAS 19: Employee Benefits — Employee contributions: The amendment distinguishes between employee contributions related to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service and vary according to the length of the employee service must be spread over the service period using the same attribution method that is applied to the benefits. The amendment has been endorsed by the European Union and is applicable from the first reporting annual period starting on or after February 1, 2015. The Group will adopt the amendment when applicable and does not expect any significant impact on its financial position.

Amendments to IAS 1: Disclosure Initiative: The amendments address materiality, disaggregation and subtotals in the statement of consolidation position or the income statement and the statement of comprehensive income. The amendments have been endorsed by the European Union and became effective on January 1, 2016. The Group will adopt the amendments when effective and does not expect any significant effect on its financial statements.

Improvements to IFRSs: In December 2013 and September 2014, the IASB issued Annual Improvements 2010-2012, 2011-2013 and 2012-2014 cycles, a collection of amendments to its standards, primarily with a view to responding to issues addressed during the project cycle that began in 2009. The amendments relating to the 2012-2014 cycle have been endorsed by the European Union and became effective on January 1, 2016. The Group does not expect the amendments to have any material changes to the Groups’ accounting policies, financial position or performance.

The following new or amended standards and interpretations are not applicable to the accounting policies, financial position or performance of the Group:

•	IFRS 14 Regulatory Deferral Accounts: Exception from consolidation for “investment entities” — amendment to IFRS 10, IFRS 12 and IAS 27.

•	Amendments to IAS 16 and IAS 41: Bearer Plants

•	Amendments to IAS 27: Equity Method in Separate Financial Statements

•	Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Applying the Consolidation Exception

7.6.7. Summary of significant accounting policies

7.6.7.1.        Business combinations and goodwill

The Group applies the acquisition method to account for business combinations. The consideration transferred in a business combination (including any contingent consideration) is measured at fair value. Acquisition-related costs are expensed as incurred.

Each identifiable asset and liability is measured at its acquisition-date fair value. Only components of non-controlling interests that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value.

Goodwill arises when there is a positive difference between:

•
the aggregate of consideration transferred, any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	the net identifiable assets acquired.

Goodwill is initially recorded at cost. If the acquirer has made a gain from a bargain purchase that gain is recognized in the income statement.

After initial recognition, goodwill is not subject to amortization and is tested at least annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group cash generating units (“CGU”) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less costs of disposal and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

7.6.7.2.         Investments in associates and jointly controlled entities

The Group’s investment in its associates and its jointly controlled entities is accounted for using the equity method. An associate is an entity in which the Group has significant influence but not control. A jointly controlled entity is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

Under the equity method, the investment in the associate or in the jointly controlled entity is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate or jointly controlled entity. Goodwill relating to the associate or jointly controlled entity is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the result of operations of the associate or jointly controlled entity. Where there has been a change recognized directly in the equity of the associate or jointly controlled entity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity or other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associates or jointly controlled entities are eliminated to the extent of the interest in the associate or jointly controlled entity.

The share of profit (loss) of associates is shown on the face of the income statement on the line “Share of profit (loss) of associates and jointly controlled entities”. This is the profit (loss) attributable to equity holders of the associate or jointly controlled entity and therefore is after tax and non-controlling interests in the subsidiaries of the associate or jointly controlled entity.

The financial statements of the associate or jointly controlled entity are prepared for the same reporting period as the parent company or with not more than a quarter-lag if the associate or jointly controlled entity cannot prepare financial statements in a timing compliant with the closing timeframe of the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates or on the Group’s interest in its jointly controlled entities. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or jointly controlled entity is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or jointly controlled entity and its carrying value and recognizes the amount in the income statement. To the extent that the recoverable amount of an investment in an associate or jointly controlled entity subsequently increases, the Group reverses the impairment previously recorded.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in the income statement.

Upon loss of joint control the Group measures and recognizes its remaining investment at its fair value. Any differences between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognized in the income statement. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

7.6.7.3.         Foreign currency translation

The U.S. dollar is the functional currency for the Company and the presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, certain significant costs are largely incurred in the countries of the Euro zone and other non-US dollar currency areas.

The functional currency of each subsidiary throughout the Group is either the local currency or the US dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the statement of financial position of the Group’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the reporting date. Income and expense items and cash flow items are translated at the monthly exchange rate in which they are recognized. Monthly exchange rates have been determined to be adequate reflections of average exchange rates of the period. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of other comprehensive income in the consolidated statement of comprehensive income and the consolidated statement of changes in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each reporting date, balances denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the reporting date. The related exchange gains and losses are recorded in the consolidated income statement as “Other income” or “Other expenses”.

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are distinguished between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in the consolidated income statement as finance cost or finance income below operating income, and other changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equity securities at fair value through profit or loss are recognized in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equity securities classified as available-for-sale are included in other comprehensive income.

7.6.7.4.        Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable from the sale of goods and services, net of value-added tax, returns, discounts and rebates, after eliminating intercompany sales within the Group. Revenue is recognized as follows:

Sales

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized can be measured reliably and it is probable that economic benefits will flow to the Group. Based on the standard shipping terms applied this usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group records the accrued amounts as a reduction of revenue at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Distribution costs are recorded in “Cost of sales”.

Revenue recognition from the rendering of services that can be measured reliably is based on the stage of completion of the transaction at the reporting date.

Other revenues

Other revenues primarily consist of license revenue, service revenue related to transferring licenses and patent royalty income, which are recognized on an accruals basis in accordance with the terms of the agreements. Other revenues also include sale of scrap materials and manufacturing by-products.

7.6.7.5.        Other significant categories of income

Fundings

Fundings received by the Group are mainly from governmental entities. Income is recorded when all qualifying expenditures have been incurred and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans. The Group also benefits from tax credits for R&D activities in several countries (notably in France) as they are generally available to all companies.

Funding for research and development activities

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated income statement. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, in which case the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits (“Crédit Impôt Recherche”) in the French tax jurisdiction. The Group considers the tax credits received from French tax authorities as government grants based on the fact that the tax credits are received independently from tax payments of the Group. The Group recognizes these credits as long-term or short-term receivables depending on the expected time of collection. These credits are deducted from “Research and development” in the consolidated income statement or recorded as a reduction of intangible assets, as described in note 7.6.7.6.

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” and is recognized in the Group’s consolidated income statement according to the depreciation charges of the funded assets during their useful lives. The Group also receives capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges.

When the funding has been classified as a long-term receivable, it is reflected in the statement of financial position at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance income”.

Loans

The Group receives certain loans from public sources, related to R&D and capital investment projects, at preferential interest rates. The loans are measured and recognized in accordance with IAS 39. The benefit calculated as the difference between the initial carrying amount of the loans determined in accordance with IAS 39 and the proceeds received is recognized in accordance with the policy described in the preceding paragraphs.

Finance income

Interest income is recognized using the effective interest method. When a loan or a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as finance income. Finance income on impaired loans and receivables are recognized using the original effective interest rate.

7.6.7.6.        Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are expensed as incurred and are reported net of research tax credits received in the French tax jurisdiction, as described in note 7.6.7.5.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group are recognized as intangible assets when it is probable that the project will be a success considering its economic profitability and technological feasibility, and costs can be measured reliably.

Certain research tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when in use, over their estimated useful lives, not exceeding three years (Refer to note 7.6.7.11. Intangible assets with finite useful lives). Other development costs are expensed as incurred. Development expenditures recognized as expenses are not recognized as assets in a subsequent period. Amortization expense recognized on capitalized development costs in use is recorded as cost of sales. Amortization expense on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research is recorded as research and development expenses.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. Write-off charges and impairment losses recognized on capitalized development costs are recorded as cost of sales.

7.6.7.7.        Current and deferred income tax

The income tax benefit (expense) for the period comprises current and deferred income tax. Current income tax benefit (expense) represents the income tax benefit expected to be received or the income tax expected to be paid related to the current year loss or income in each individual tax jurisdiction. Items recognized in other comprehensive income or directly in equity are recognized net of tax. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are recorded when appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred tax assets and liabilities are recorded for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group provides deferred income taxes on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, when it is probable that the temporary differences will reverse in the foreseeable future, and if reversed, will be subject to tax.

The Group receives certain research tax credits in some of its jurisdictions. Except for the French research tax credits described in note 7.6.7.5, the research tax credits received in other foreign jurisdictions are deemed to benefit the income tax and consequently are recorded as components of income tax.

Income taxes are recognized as cash flows from operating activities in the consolidated statement of cash flows.

7.6.7.8.        Earnings per share

Basic earnings per share are computed by dividing net result attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net result attributable to the equity holders of the parent (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to unvested shares or stock options granted and convertible debt to the extent such incremental shares are dilutive. Unvested shares with performance conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the reporting date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

7.6.7.9.        Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not netted against cash and cash equivalents in the consolidated cash flow statement and are shown as part of current liabilities on the consolidated statement of financial position.

7.6.7.10.        Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is a market value and is the estimated selling price in the ordinary course of business, less applicable variable costs to sell.

As described in Note 7.6.7.15, the Group hedges a portion of its Euro-denominated front-end manufacturing costs of semi-finished goods as well as certain Singapore dollar-denominated forecasted transactions. The Group does not adjust the initial carrying amount of inventory by the cumulative amount of the hedging instrument fair value changes recorded as other comprehensive income for settled hedging transactions. This component of other comprehensive income is reclassified into earnings when inventory is sold.

The Group performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling inventory by computing any excess inventory based on the previous period sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.

7.6.7.11.        Intangible assets with finite useful lives

Intangible assets acquired separately are recognized at cost and include technologies and licenses purchased from third parties and purchased software.

The cost of intangible assets acquired in a business combination is the acquisition-date fair value.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group and internally generated software developed for the Group’s internal use, are recognized as intangible assets when the Group can demonstrate all of the following:

•	the technical feasibility of completing the item under development so that it will be available for use or sale;

•	its intention to complete the item under development and ability to use it or sell it;

•	how the item under development will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and

•	its ability to measure reliably the expenditures attributable to the project during its development.

Expenditures incurred on development projects that do not meet these criteria and all research activities are recognized as expenses when incurred.

Development costs are amortized, when the development is complete, on a straight-line basis over the period of their expected benefits, not exceeding three years.

Intangible assets with finite lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Amortization is computed using the straight-line method over their estimated useful lives.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technologies & licenses	Purchased software	Internally developed software	Development costs
Useful lives	Finite	Finite	Finite	Finite
Amortization method used	Straight line basis over estimated useful life / 3-7 years	Straight line basis over estimated useful life / 3-4 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 3 years
Internally generated or acquired	Acquired	Acquired	Internally generated	Internally generated

Intangible assets not ready to use, such as capitalized development expenditures, are tested annually for impairment. The carrying value of intangible assets with finite useful lives and subject to amortization is assessed for impairment at the level of a CGU whenever there is an indication that intangible assets may be impaired. An impairment loss is recognized in the consolidated income statement for the amount by which the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In determining recoverability, the Group usually estimates the value in use based on the projected discounted future cash flows associated with the intangible assets. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value. Prior impairment charges on intangible assets other than goodwill are reviewed for possible reversal at each reporting date.

7.6.7.12.        Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government fundings, accumulated depreciation and/or impairment losses, if any. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably; minor replacements and repairs are charged to the consolidated income statement.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Nature of tangible asset	Estimated useful life
Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Group evaluates in each period whether there is a reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment such as restructuring initiatives or significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The fair value is normally estimated by the Group based on independent market appraisals and the value in use by applying discounted cash-flow procedures. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and the Group’s ability to upgrade the facilities, change in the selling price and the adoption of new technologies. Prior impairments are reviewed for possible reversal at each reporting date. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each reporting date or when impairment indicators exist.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” or “Other expenses” in the consolidated income statement.

A manufacturing line is composed of several individual equipment which are individually recorded, depreciated and disposed of if needed.

Leasing agreements in which the Group has substantially all the risks and rewards of ownership are classified as finance leases. These leases are included in “property, plant and equipment” and capitalized at the lower of the fair value of the leased item and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated income statement on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Non-current assets or disposal groups are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered as highly probable, as described in note 7.6.7.16. They are stated at the lower of their carrying amount or fair value less costs of disposal and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

7.6.7.13.        Financial Assets

7.6.7.13.1.         Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the assets were acquired. The Group determines the classification of its financial assets at initial recognition. The Group did not hold at December 31, 2015 and December 31, 2014 any asset classified as held-to-maturity.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are trading financial assets. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the reporting date. This category also includes trading derivatives, such as foreign currency forward contracts and currency options, including collars, that do not qualify for hedge accounting.

Gains and losses arising from changes in the fair value of the financial assets carried at fair value through profit or loss are presented in the consolidated income statement within “Other income” or “Other expenses” in the period in which they arise, when the transactions for such instruments are related to the Group’s operating activities. Gains and losses arising from changes in fair value of financial assets not related to the operating activities of the Group are presented within “Finance income” and “Finance costs” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are reported as current, except for maturities greater than twelve months after the reporting date, which are classified as non-current. Loans and receivables in the consolidated statement of financial position are trade accounts receivable, other receivables, long-term loans and long-term receivables.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months after the reporting date or if they represent investments of funds available for current operations.

7.6.7.13.2.        Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, are initially recognized at fair value, and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of securities classified as available-for-sale are recognized in other comprehensive income until the investment is derecognized, as described in note 7.6.7.3. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in the consolidated income statement.

The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the reference to other instruments that are substantially similar instruments, discounted cash flow analysis and option pricing models with reference indexes, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

7.6.7.13.3.         Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

7.6.7.13.4.         Impairment of financial assets

a-	Financial assets classified as available-for-sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity securities are not reversed through the consolidated income statement if the security recovers its value prior to disposal.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

b-	Financial assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Evidence of impairment may include indications that the debtor is experiencing significant financial difficulty, default or delinquency or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows such as changes in arrears or economic conditions that correlate with defaults.

For financial assets carried at cost such as loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. As a practical expedient, the Group may measure impairment on the basis of an asset’s fair value using observable market prices.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment loss was recognized (such as the improvement in the debtor’s credit rating), the impairment loss is reversed through the income statement.

7.6.7.14.        Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. The accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an impairment account, and the amount of the loss is recognized in the consolidated income statement as “Selling, general and administrative”. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivable. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative” in the consolidated income statement.

In the event of sales of receivables and factoring, the Group derecognizes the receivables and accounts for them as a sale only to the extent that the receivables have been transferred outside the consolidated group and the Group has transferred substantially all the risks and rewards of ownership of the receivables.

7.6.7.15.        Derivative financial instruments and hedging activities

Derivative financial instruments are classified as trading financial instruments unless they are designated as effective hedging instruments. All derivatives are carried as assets when their fair values are positive and as liabilities when their fair values are negative.

Trading derivative financial instruments

The worldwide operations of the Group lead to an exposure to adverse movements in foreign currency exchange rates. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. In addition forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on behalf of STMicroelectronics International N.V. by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties and consequently, these derivatives do not qualify as hedging instruments under the requirements of IAS 39.

The trading derivative financial instruments are initially and subsequently recorded at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement on the line “other income” or “other expenses”.

Derivative financial instruments designated as hedge

These instruments correspond to forward currency contracts and currency options, including collars, which are entered into by the Group to hedge exposure to foreign currency fluctuations.

For the purpose of hedge accounting, the hedging transactions are classified as cash flow hedge as they hedge exposure to variability in cash flows of highly probable forecasted transactions.

The following criteria must be in place before the Group will use hedge accounting:

•
at the inception of the transaction, the Group formally documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge;

•
the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes of cash flows of hedged items; and

•	the highly probable forecasted transactions designated as hedged items will ultimately affect the consolidated income statement.

Cash flow hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges a portion of its Euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in Euros, since these transactions are considered highly probable to occur and are closely linked to ultimate transactions with third parties. Additionally the Group hedges certain Singapore dollar-denominated manufacturing forecasted transactions.

Such derivatives financial instruments are initially recognized at fair value. The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized in the consolidated income statement on the line “Other income” or “Other expenses”. Amounts taken to other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects profit or loss (when inventory is sold) on the line “Cost of sales”.

If the forecast transaction is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income are not transferred to the consolidated income statement until the forecasted transaction occurs.

7.6.7.16.        Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs of disposal. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

7.6.7.17.        Employee benefits

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. Defined benefit pension plans define amounts of pension benefits that employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in profit or loss.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary leaves, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the reporting date are discounted to present value.

Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, is determined by reference to the fair value of the awards granted at date of grant. Non-market performance and service conditions are included in assumptions about the number of instruments that are expected to vest. Any applicable employee social charges are also expensed pro rata over the same period as the share-based compensation expense.

At the end of each reporting period, the Group revises its estimates of the number of instruments that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

7.6.7.18.        Financial Debt

Bank loans

Bank loans are recognized initially at fair value, net of transaction costs incurred, if any. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method within “Finance costs”.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

Finance leases

As described in note 7.6.7.12, the Group leases certain property plan and equipment. Leases, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases and each lease payment is allocated between the liability and finance cost.

Compound financial instruments

The Group issued in 2014 convertible bonds that can be converted to share capital at the option of the holder and that are callable by the Group, in certain events and circumstances, but for which the number of shares to be issued does vary with changes in their fair value.

The issuer’s call option and the holder’s conversion option are embedded non-equity derivative instruments and are recognized separately from the debt host contract. Upon initial recognition, the derivatives are measured at fair value, and the debt is measured as a residual amount. The Group has elected to allocate issuance costs to the debt component. The debt is subsequently measured at amortized cost using the effective interest method. The embedded derivatives are measured at fair value through profit and loss and the changes in fair value are reported on the line “Finance costs” or “Finance income” on the consolidated income statement.

Ordinary share capital

The Company has issued ordinary shares that are classified as equity. Incremental external costs that are directly attributable to the issuance of these shares are recognized in equity, net of tax.

Treasury shares

Own equity instruments which are acquired (treasury shares) are deducted from equity for the consideration paid including any directly attributable incremental costs (net of taxes) and accounted for at weighted average cost. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Dividends on ordinary share capital

Dividends on ordinary shares are recognized as a liability and deducted from equity when they are approved by the STMicroelectronics N.V.’s shareholders.

Dividends for the year that are approved after the reporting date are dealt with as an event after the reporting date.

7.6.7.19.        Trade payables

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

7.6.7.20.         Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions primarily comprise provisions for onerous contracts, lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

7.6.7.21.        Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. The Group regularly evaluates claims to determine whether provisions need to be recorded based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

7.6.7.22.        Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (Sole member of Managing Board), under the extensive oversight of the Company’s Supervisory Board, to make decisions about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

7.6.7.23.        Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

7.6.8. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

7.6.8.1.        Income taxes

The Group is required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. The Group needs to assess the income tax expected to be paid or the income tax benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognizes deferred income tax for temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, the Group is required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those, if any. Refer to note 7.6.32.

The Group is also required to assess the likelihood of recovery of its deferred tax assets originated by the net operating losses carried forward. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, the Group’s ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or the Group’s ability to implement prudent and feasible tax planning strategies.

As of December 31, 2015, the Group had deferred tax assets of $654 million. The deferred tax assets have increased in the past few years. In particular, a significant portion of the increase in deferred tax assets was recorded in relation to net operating losses incurred in certain tax jurisdictions. These net operating losses may not be realizable before their expiration, unless the Group is capable of identifying favorable tax strategies.

The Group could reduce the amount of total deferred tax assets, resulting in a decrease in the total assets and, consequently, in equity, if the estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in the assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Group’s ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on the future tax provisions in the periods in which these changes could occur.

7.6.8.2.        Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on observable market prices less incremental costs of disposing the asset, in order to measure the price at which the asset could be sold in an orderly transaction between market participants at the measurement date. In case observable market prices are not available, fair value less costs of disposal could be measured based on data from binding sales transactions in arm’s length transactions of similar assets. For the current period’s annual impairment test, the recoverable amount of the CGUs was determined based on value-in-use calculations. Non-financial assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 7.6.7.1, 7.6.7.6, 7.6.7.11 and 7.6.7.12. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

7.6.8.3.        Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit pension plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy.

The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and may significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

7.6.8.4.        Capitalized development costs

Development costs are capitalized in accordance with the accounting policy described in notes 7.6.7.6. and 7.6.7.11. Initial capitalization of costs is based on management’s judgment that economic profitability and technological feasibility is confirmed, usually when a product or technology has reached a certain maturity level in product life cycle model used by the Group. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project and the expected period of benefits. As at December 31, 2015, the carrying amount of capitalized development costs was $855 million (2014: $867 million). Refer to note 7.6.12 for disclosure of amounts capitalized, amortized and impaired during the period.

7.6.8.5.         Inventory obsolescence reserves and normal manufacturing capacity thresholds

Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a periodic basis; therefore, the cost is dependent on the Group’s manufacturing performance. In case of underutilization of the manufacturing facilities, the Group estimates the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. For the year ended December 31, 2015, the unused capacity charges amounted to $63 million (2014: $53 million). Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

While the Group performs, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory provisions, which would have a negative impact on its gross margin.

7.6.9. Investments in subsidiaries

The following table lists the Company’s consolidated subsidiaries and its percentage ownership as of December 31, 2015:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100

Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

7.6.10. Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at December 31, 2015 and December 31, 2014 were as follows:

In millions of USD	December 31, 2015		December 31, 2014
	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA, in liquidation	44	50.0%	43	50.0%
Incard do Brazil Ltda	-	50.0%	3	50.0%
Total	44		46

ST-Ericsson SA, in liquidation

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Group sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. In addition, the Group and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2015.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the years 2015 and 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a profit of $1 million and $9 million respectively in relation with ST-Ericsson SA.

Incard do Brazil Ltda (‘‘IdB’’)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company determined that it was controlling the joint venture and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer controlling the joint venture and as such IdB was deconsolidated from the Company’s financial statements. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment is nil as of December 31, 2015.

For the years 2015 and 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a charge of $3 million and $1 million, respectively, in relation to IdB.

3Sun S.r.l. (“3Sun”)

3Sun was a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Group exercised joint-control over 3Sun and consequently accounted for its investment in 3Sun under the equity method.

For the years 2015 and 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a profit of $14 million and a loss of $61 million, respectively, in relation to 3Sun.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power as well as ST forgiving its €13 million outstanding shareholders loan to the joint venture.

The summarized financial information of the Company’s investments in associates and jointly controlled entities as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 is presented below:

	December 31, 2015	December 31, 2014
In millions of USD
Current assets	127	166
Non-current assets	-	237
Current liabilities	28	117
Non-current liabilities	12	193

	2015	2014
In millions of USD
Total revenues	-	136
Operating income (loss)	(5)	(46)
Net income (loss)	(3)	(50)

7.6.11. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As at December 31, 2015
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	75	-	75
Buildings	811	(399)	412
PP&E under finance lease	18	(18)	-
Facilities and leasehold improvements	2,742	(2,478)	264
Machinery and equipment	12,871	(11,394)	1,477
Computer and R&D equipment	377	(339)	38
Furniture and other tangible fixed assets	103	(98)	5
Construction in progress	55	-	55
Total	17,052	(14,726)	2,326

	As at December 31, 2014
	Gross value	Accumulated depreciation	Net value
Land	80	-	80
Buildings	890	(411)	479
PP&E under finance lease	21	(20)	1
Facilities and leasehold improvements	2,946	(2,629)	317
Machinery and equipment	13,475	(11,806)	1,669
Computer and R&D equipment	410	(371)	39
Furniture and other tangible fixed assets	118	(109)	9
Construction in progress	58	-	58
Total	17,998	(15,346)	2,652

Changes in the net carrying amount of property, plant and equipment are detailed as follows:

In millions of USD	Lands	Buildings	Finance leases	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Furniture / other tangible assets	Construction in progress	Total
Balance as at December 31, 2013	94	563	-	392	1,956	49	16	91	3,161
Additions	1	58	2	24	276	16	14	171	562
Deconsolidation and Break-up	-	-	-	-	-	-	(3)	-	(3)
Transfers	-	4	-	50	143	1	-	(198)	-
Transfer to assets held for sale	(1)	(31)	-	-	(1)	-	-	-	(33)
Disposals	(4)	(27)	(1)	(2)	-	(1)	(14)	-	(49)
Impairment / Write-offs	(5)	(15)	-	(16)	(6)	-	-	-	(42)
Depreciation expense	-	(28)	-	(101)	(597)	(23)	(3)	-	(752)
Foreign currency translation	(5)	(45)	-	(30)	(102)	(3)	(1)	(6)	(192)
Balance as at December 31, 2014	80	479	1	317	1,669	39	9	58	2,652
Additions	-	3	-	16	349	20	7	127	522
Transfers	-	1	-	31	92	-	-	(124)	-
Transfer to assets held for sale	-	-	-	-	(1)	-	-	-	(1)
Disposals	-	(14)	(1)	-	(2)	-	(7)	-	(24)
Impairment / Write-offs	-	-	-	(2)	(2)	-	-	(1)	(5)
Depreciation expense	-	(24)	-	(76)	(557)	(18)	(2)	-	(677)
Foreign currency translation	(5)	(33)	-	(22)	(71)	(3)	(2)	(5)	(141)
Balance as at December 31, 2015	75	412	-	264	1,477	38	5	55	2,326

In the year ended December 31, 2015, capital investment funding totaled $7 million (2014: $1 million) and were accounted for as a reduction of the gross value of related tangible assets. The impact of capital funding on depreciation expense for the year ended December 31, 2015 is a reduction of $4 million (2014: $4 million). In 2015, the Group sold property, plant and equipment for cash proceeds of $62 million (2014: $9 million).

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen. Following this announcement, the Longgang building and related facilities that the Company intends to dispose were reclassified to assets held for sale for an amount of $31 million as of December 31, 2014.

7.6.12. Intangible assets

Intangible assets consisted of the following:

	As at December 31, 2015
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	593	(511)	82
Purchased software	413	(350)	63
Contractual customer relationships	1	(1)	-
Capitalized development costs	1,896	(1,041)	855
Internally developed software and other intangible assets	33	(12)	21
Total	2,936	(1,915)	1,021

	As at December 31, 2014
	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	619	(519)	100
Purchased software	399	(331)	68
Contractual customer relationships	1	(1)	-
Capitalized development costs	1,784	(917)	867
Internally developed software and other intangible assets	38	(13)	25
Total	2,841	(1,781)	1,060

Changes in the net carrying amount are detailed as follows:

In millions of USD	Purchased technologies and licenses	Purchased software	Capitalized development costs	Internally developed software and other intangible assets	Total
Balance as at December 31, 2013	132	45	858	40	1,075
Additions	27	11	397	25	460
Transfer to assets held for sale	-	-	-	(2)	(2)
Impairment / Write-offs	(24)	-	(193)	-	(217)
Transfer	3	35	-	(38)	-
Amortization expense	(38)	(22)	(195)	-	(255)
Foreign currency translation	-	(1)	-	-	(1)
Balance as at December 31, 2014	100	68	867	25	1,060
Additions	26	7	314	19	366
Disposals	-	-	-	(2)	(2)
Impairment / Write-offs	(16)	-	(171)	-	(187)
Transfer	5	16	-	(21)	-
Amortization expense	(33)	(27)	(155)	-	(215)
Foreign currency translation	-	(1)	-	-	(1)
Balance as at December 31, 2015	82	63	855	21	1,021

For the year ended December 31, 2015, additions of intangible assets amounted to $366 million (2014: $460 million), of which none were acquired through business combinations for both years ended December 31, 2015 and 2014.

The 2015 amortization expense included $163 million (2014: $201 million) in costs of sales, $30 million (2014: $35 million) in research and development and $22 million (2014: $19 million) in selling general and administrative.

Development costs capitalized on projects that are still in progress and therefore not yet amortized amounted to $619 million as at December 2015 (2014: $606 million).

The impairment and write-offs for 2015 amounted to $187 million (2014: $217 million), of which $171 million recorded in costs of sales and $16 million in research and development, and are mainly resulting from the impairment of the capitalized development costs for products within our Digital Product Group product line for which the economic performance is weaker than expected or for which projects were cancelled following the Company’s announcement to discontinue the development of new platforms and standard products for set-top box and home gateway. Impairment and write-offs also include write-offs of capitalized development costs related to technology development projects that were cancelled or replaced.

7.6.13. Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Others	Total
As at January 1, 2015	2	62	-	64
Foreign currency translation	-	(6)		(6)
As at December 31, 2015	2	56	-	58

As at December 31, 2015, the gross value of goodwill was $103 million (2014: $109 million) and the accumulated impairment was $45 million (2014: $45 million).

Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets and management’s best estimates about future developments, as well as market and customer assumptions.

Following the annual impairment test performed in the second half of 2015, no goodwill impairment was recorded for any of the Group’s CGUs. For the annual impairment test performed during the second half of 2015, the key-assumptions used for value-in-use calculations are based on the most recent five-year plan of each CGU tested. The average perpetuity growth rate was 1.5% and discount rate is pre-tax and inferred from the observable volatility of share prices for comparable companies in the semi-conductor industry, and amounted to 10.0%. These assumptions have been used, as applicable, for the analysis of each CGU within the operating segments. Management determined budgeted gross margin based on past performance, and its expectations for the market development. The average yearly growth rates used are consistent with the forecast included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

7.6.14. Other financial assets and financial liabilities

7.6.14.1.        Other financial assets

In millions of USD	December 31, 2015	December 31, 2014
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	346	345
Available-for-sale investments – unquoted equity securities	13	13
Restricted cash	4	-
Other	8	8
Total other financial assets	371	366
Current	339	334
Non-current	32	32
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	2	-
Currency collars	1	-
Derivatives not designated as hedges (held for trading)
Foreign exchange forward contracts	2	1
Currency collars	1	-
Total derivatives financial instruments	6	1
Current	5	1
Non-current	1	-
Total other financial assets (including derivatives)	377	367
Total current	344	335
Total non-current	33	32

Movements in other financial assets (excluding derivatives) recorded in 2015 are summarized as follows:

In millions of USD	Jan 1, 2015	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase / Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2015
Government bonds issued by the U.S. Treasury	334	1	-	-	-	-	-	335
Quoted equity instruments	11	-	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	345	1	-	-	-	-	-	346
Available-for-sale investments – unquoted equity securities	13	-	-	-	-	-	-	13
Restricted cash	-	-	-	4	-	-	-	4
Other trading financial assets	8	-	-	-	-	-	-	8
Total other financial assets (excluding derivatives)	366	1	-	-	-	-	-	371
*OCI:	Other comprehensive income

Movements in other financial assets (excluding derivatives) recorded in 2014 are summarized as follows:

In millions of USD	Jan 1, 2014	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase / Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2014
Government bonds issued by the U.S. Treasury	-	1	-	333	-	-	-	334
Senior debt floating rate note issued by financial institutions	57	-	-	-	(58)	1	-	-
Quoted equity instruments	11	-	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	68	1	-	333	(58)	1	-	345
Available-for-sale investments – unquoted equity securities	13	-	(3)	3	-	-	-	13
Short-term deposits	1	-	-	-	(1)	-	-	-
Other trading financial assets	8	-	-	-	-	-	-	8
Total other financial assets (excluding derivatives)	90	1	(3)	336	(59)	1	-	366
*OCI:	Other comprehensive income

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2015, the Group held $335 million in U.S. Treasury bonds. The bonds have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 4.3 years. The debt securities were reported as current assets on the consolidated balance sheet as at December 31, 2015, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2015. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

The Group held corporate bonds amounting to $57 million, which matured in 2014. No credit loss was identified on these instruments.

As at December 31, 2015, the Group also had investments in quoted equity securities for an aggregate value of $11 million (December 31, 2014: $11 million).

7.6.14.2.        Other financial liabilities

In millions of USD	December 31, 2015	December 31, 2014
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	12	27
Currency collars	4	16
Derivatives not designated as hedges
Foreign exchange forward contracts	7	18
Currency collars	2	12
Embedded conversion option	56	96
Total other financial liabilities (including derivatives)	81	169
Total current	25	73
Total non-current	56	96

7.6.14.3.         Interest-bearing loans and borrowings

In millions of USD	December 31, 2015	December 31, 2014
Funding program loans from European Investment Bank:
0.30% due 2015, floating interest rate at Libor + 0.026%	-	9
0.38% due 2016, floating interest rate at Libor + 0.052%	19	39
1.08% due 2016, floating interest rate at Libor + 0.477%	26	52
0.71% due 2016, floating interest rate at Libor + 0.373%	29	57
1.52% due 2020, floating interest rate at Libor + 1.199%	63	75
1.51% due 2020, floating interest rate at Libor + 1.056%	138	165
0.86% due 2020, floating interest rate at Euribor + 0.917%	68	91
1.06% due 2021, floating interest rate at Libor + 0.525%	180	210
1.22% due 2021, floating interest rate at Libor + 0.572%	173	202
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	549	536
1.0% due 2021 (Tranche B)	358	351
Other Funding program loans:
0.41% (weighted average), due 2015-2023, fixed interest rate	4	6
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	4	6
0.75% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	2	3
Finance leases:
6.04% (weighted average), due 2015-2017, fixed interest rate	1	1
Total interest-bearing loans and borrowings	1,615	1,804
Total current	191	202
Total non-current	1,424	1,602

Interest-bearing loans and borrowings are denominated in the following currencies:

In millions of USD	December 31, 2015	December 31, 2014
U.S. Dollars	1,536	1,697
Euros	79	107
Total	1,615	1,804

The European Investment bank’s loans denominated in Euro, but drawn in USD, are classified as USD denominated debt. Aggregate future maturities of interest-bearing loans and borrowings outstanding are as follows:

In millions of USD	December 31, 2015
2016	191
2017	116
2018	114
2019	713
2020	113
Thereafter	460
Total	1,707

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

Senior convertible bonds

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company. The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting estimated issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1 billion total proceeds. The value of the issuer’s call option was nil at initial recognition and as at December 31, 2015. The value of the holder’s conversion option was estimated at $118 million at issuance date, which determined the initial recognition of the liability component at $882 million. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totalling $6 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method and amounted to $907 million as at December 31, 2015.

The value of the conversion option was $56 million as at December 31, 2015, which generated a change in fair value of $40 million reported on the line “Finance income” on the consolidated income statement for the year ended December 31, 2015. The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings.

Credit facilities

The Group had unutilized committed medium-term credit facilities with core relationship banks totalling $563 million as of December 31, 2015. The Group also has four fully drawn committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $19 million remained outstanding as at December 31, 2015. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $55 million remained outstanding as of December 31, 2015. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $269 million remained outstanding as of December 31, 2015. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $353 million was outstanding as of December 31, 2015.

7.6.14.4.        Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The notional amount of these financial instruments amounted to $928 million in 2015 (2014: $810 million). The principal currencies covered are the Euro, the Singapore dollar, the Swiss franc, the Indian rupee, the China Yuan Renminbi, the Moroccan dirham and the British pound.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2015 have remaining terms of 5 days to 18 months, maturing on average after 97 days.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

For the year ended December 31, 2015, the Group recorded an increase in cost of sales of $105 million (2014: increase of $1 million) related to the realized loss incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the lines “Other income” or “Other expenses” for the years ended December 31, 2015 and 2014.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge amounted to $893 million (2014: $862 million). The forecasted transactions hedged at December 31, 2015 were determined to be highly probable of occurring.

As at December 31, 2015, a net $17 million of deferred losses on derivative instruments were included in the cash flow hedge reserve in equity, of which $18 million losses were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted semi-finished manufacturing costs.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2015 have remaining terms of 5 days to 20 months, maturing on average after 141 days.

As at December 31, 2015, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	342
Currency collars	401

As at December 31, 2015, the Group had the following outstanding derivative instruments that were entered into to hedge Singapore dollar-denominated forecasted transactions:

In millions of Singapore dollars	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	118

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Group may be exposed to equity security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2015 liabilities totaling $6 million (a gross amount of $1 million recognized assets offset with a liability of $7 million) and assets totaling $2 million (a gross amount of $4 million recognized assets offset with a liability of $2 million). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $4 million and liabilities of $19 million as at December 31, 2015.

7.6.14.5.        Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	December 31, 2015	December 31, 2014*	December 31, 2015	December 31, 2014*
Financial assets
Trade accounts receivable	820	912	820	912
Other receivables and assets	402	389	402	389
Available-for-sale financial investments	359	358	359	358
Other financial assets	14	9	14	9
Cash equivalents(1)	1,099	1,271	1,099	1,271
Restricted cash	4	-	4	-
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	708	917	708	917
Senior unsecured convertible bonds(2)	907	887	960	967
Trade accounts payable	525	597	525	597
Other payables and accrued liabilities	347	411	347	411
Other current financial liabilities	25	73	25	73
Other non-current financial liabilities	56	96	56	96
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.
(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•
For trade accounts receivable, cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Available-for-sale financial investments:

¡	The fair value of quoted debt and equity securities is determined based upon quoted market prices for identical instruments.

¡	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.

•
The fair value of interest-bearing loans and borrowings, excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements.

•
The senior unsecured convertible bonds have been trading on the open market segment on the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

•
Other non-current financial liabilities correspond to the bondholders’ conversion option embedded in the senior unsecured convertible bonds issued on July 3, 2014. The value of the issuer’s call option was nil at inception and as at December 31, 2015. These embedded derivative instruments were measured at fair value based on an income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2015, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2015	Level 1	Level 2	Level 3
Assets measured at fair value
Restricted cash	4	4	-	-
Financial assets at fair value through profit or loss
Trading derivatives:
Foreign exchange forward contracts	2	-	2	-
Currency collars	1	-	1	-
Trading securities	8	8	-	-
Cash flow hedges
Foreign exchange forward contracts	2	-	2	-
Currency collars	1	-	1	-
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Government bonds issued by the U.S. Treasury	335	335	-	-
Equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets	377	358	6	13
Liabilities measured at fair value
Derivatives at fair value through profit or loss:
Foreign exchange forward contracts	7	-	7	-
Currency collars	2	-	2	-
Embedded conversion option	56	-	-	56
Cash flow hedges:
Foreign exchange forward contracts	12	-	12	-
Currency collars	4	-	4	-
Total liabilities	81	-	25	56

During the reporting period ending December 31, 2015, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

As at December 31, 2014, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2014	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Trading derivatives:
Foreign exchange forward contracts	1	-	1	-
Trading securities	8	8	-	-
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Government bonds issued by the U.S. Treasury	334	334	-	-
Equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets	367	353	1	13
Liabilities measured at fair value
Derivatives at fair value through profit or loss:
Foreign exchange forward contracts	18	-	18	-
Currency collars	12	-	12	-
Embedded conversion option	96	-	-	96
Cash flow hedges:
Foreign exchange forward contracts	27	-	27	-
Currency collars	16	-	16	-
Total liabilities	169	-	73	96

During the reporting period ending December 31, 2014, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1. Instruments in Level 1 comprise the government bonds issued by the U.S. Treasury.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;

•	The fair value of foreign exchange forward contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

Financial instruments in Level 3

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2015 and December 31, 2015 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2015	(83)
Change in fair value of the embedded derivative instruments	40
As at December 31, 2015	(43)
Amount of total losses included in the 2015 income statement attributable to assets (liabilities) still held at the reporting date	-

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on July 3, 2014 included the following inputs:

¡	The risk-free interest rate for comparable maturities;

¡	The reference price for STMicroelectronics ordinary shares as traded on the New York Stock Exchange;

¡	The exercise price;

¡	The dividend expected to be paid on STMicroelectronics ordinary shares over the life of the option;

¡	The volatility of STMicroelectronics ordinary shares; and

¡	The duration of the option.

Volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of the valuation:

In millions of USD	December 31, 2015
Asset (liability) value as at December 31, 2014	(96)
Gains (losses) recognized in the consolidated income statement	40
Asset (liability) value as at December 31, 2015	(56)

The change in fair value amounting to $40 million was reported as “Finance income” in the consolidated income statement for the year ended December 31, 2015.

The prices of the issuer’s call option and the bondholders’ conversion option are sensitive to implied volatility. For the issuer’s call option, sensitivity analysis show that the value of the embedded derivative instrument remains immaterial. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion option in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of STMicroelectronics ordinary shares	-10 p.p.	-8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(31)	(25)	(16)	18	29	37
Net carrying amount of the embedded conversion option	25	31	40	74	85	93

For financial assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and December 31, 2014 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2014	13
Minority stake in Veredus following deconsolidation	3
Impairment charge on Veredus investment	(3)
Embedded derivative instruments on issued senior unsecured bonds	(118)
Change in fair value of the embedded derivative instruments	22
As at December 31, 2014	(83)
Amount of total losses included in the 2014 income statement attributable to assets (liabilities) still held at the reporting date	(3)

For nonfinancial assets measured at fair value, the reconciliation between January 1, 2015 and December 31, 2015 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
As at January 1, 2015	-
Assets held for sale	1
As at December 31, 2015	1
Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

No nonfinancial assets were measured at fair value as at December 31, 2014. The assets held for sale are reported at the lower of net book value and fair value less costs of disposal, which corresponded to net book value as at December 31, 2014.

The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The impairment loss on fully impaired intangible assets recorded in 2015 totaled $187 million. During the third quarter of 2015, the Group evaluated the recoverability of goodwill and other intangible assets, including acquired technologies and capitalized development costs. To determine fair value and measure impairment losses, if any, the Group used an income approach, which was based on cash flow projections expected to result from the use or potential sale of these assets. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

7.6.15. Other non-current assets

Non-current loans and receivables consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Long-term receivables related to funding	12	14
Long-term receivables related to tax refunds	391	499
Other assets	31	42
Total	434	555

These non-current receivables are all due within 5 years from the balance sheet date except certain receivables related to funding which are expected to be received beyond 5 years.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Group in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Other assets are composed of individually insignificant amounts as at December 31, 2015 and December 31, 2014.

Long-term receivables are reflected in the statement of financial position at their amortized cost. The fair value of long-term receivables related to funding amounts to $12 million. No long-term loans and receivables were past due but not impaired.

The carrying amounts of the Group’s non-current loans and receivables are denominated in the following currencies:

In millions of USD	December 31, 2015	December 31, 2014
US dollar	12	9
Euro	420	536
Japanese Yen	2	2
Other currencies	-	8
Total	434	555

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

7.6.16. Inventories

Inventories consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Raw materials	74	73
Work-in-process	804	795
Finished products	373	401
Total	1,251	1,269

Write-offs of inventories were recognized in cost of sales as an expense and amounted to $78 million in 2015 (2014: $68 million).

The carrying amount of inventories is presented net of a provision for slow-moving items of $54 million as at December 31, 2015 (2014: $50 million).

7.6.17. Trade accounts receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Trade accounts receivable	827	920
Provision for impairment of trade receivables	(7)	(8)
Total	820	912

The carrying value less provision for impairment of trade receivables is assumed to approximate the fair values of the trade receivables due to their short-term nature. Doubtful account expense is reported as selling, general and administrative expenses in the income statement. The individually impaired receivables mainly relate to customers, who are unexpectedly in difficult economic situations; a portion of such receivables is expected to be recovered.

Movements in the provision for impairment of trade receivables are as follows:

In millions of USD	December 31, 2015	December 31, 2014
Beginning of period	8	9
Losses recognized in selling, general and administrative	-	-
Additions	2	1
Reversals	(3)	(2)
End of period	7	8

Amounts charged to the provision account are generally written-off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the fair value of trade accounts receivable net of impairment. In 2015 and in 2014, no individual customer represented more than 10% of the Group’s revenue.

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

As at December 31, 2015 and 2014, the ageing analysis of trade receivables is as follows:

			Past due but not impaired
In millions of USD	Total	Neither past due nor impaired	Less than a month	Between 1 and 6 months	Over 6 months
2015	820	801	18	1	-
2014	912	881	27	3	1

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

In millions of USD	December 31, 2015	December 31, 2014
US dollar	721	798
Euro	51	53
Japanese Yen	51	60
Other currencies	4	9
Total	827	920

The Group enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2015, $48 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $195 million for the year 2015, with a financial cost totaling less than $1 million reported on the line “Finance costs” of the consolidated income statement.

7.6.18. Other receivables and assets

Other receivables and assets consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Receivables from government agencies	233	220
Advances	26	36
Prepayments	56	42
Other indirect tax receivable	36	45
Other current assets	51	46
Total	402	389

The carrying amounts are assumed to approximate fair value. Other receivables do not contain significant impaired assets. These related mainly to receivables from government agencies for which there is no recent history of default.

The carrying amounts of the Group’s other receivables are denominated in the following currencies:

In millions of USD	December 31, 2015	December 31, 2014
US dollar	29	69
Euro	333	287
Other currencies	40	33
Total	402	389

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. The maximum exposure to credit risk at the reporting date is the carrying amount of other receivables.

7.6.19. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Cash at bank and in hand	672	746
Money market deposits with banks	1,099	1,271
Total	1,771	2,017

7.6.20. Cash generated from operations

Cash generated from operations is detailed as follows:

In millions of USD	December 31, 2015	December 31, 2014*
Net result	181	142
Depreciation and amortization	892	1,007
Interest and amortization of issuance costs on convertible bonds	21	10
Fair value variation of convertible bonds conversion option	(40)	(22)
Loss / (Gain) on financial assets	-	1
Gain on sale of businesses	-	(22)
Share-based compensation	41	39
Other non-cash items	(135)	(31)
Deferred income tax	(113)	(165)
Share of loss of associates, impairments or reversal of impairments on investments in associates	(12)	53
Impairment, restructuring and other related closure costs	199	176
Movement of trade receivables, net	81	119
Movement of inventories, net	(39)	-
Movement of trade payables	(46)	(70)
Movement of other assets and liabilities net	182	(92)
Cash generated from operations	1,212	1,145
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

7.6.21. Equity

7.6.21.1.        Outstanding shares

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2015, the number of common shares issued was 910,967,920 shares (December 31, 2014: 910,797,305 shares).

As of December 31, 2015, the number of common shares outstanding was 878,537,339 shares (December 31, 2014: 873,939,583 shares).

7.6.21.2.         Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

7.6.21.3.        Treasury shares

Following the authorization by our Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Group acquired 29,520,220 shares in 2008 also reflected at cost as a reduction of the shareholders’ equity. Additionally, pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company repurchased 20,000,000 shares in 2014 under the buy-back program.

As of December 31, 2015, the Group owned a number of treasury shares equivalent to 32,430,581.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of December 31, 2015, 30,489,639 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 4,427,141 in the year ended December 31, 2015.

7.6.21.4.        Stock-option plans

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Group decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of our Supervisory Board. Under this plan, 12,000 options could be granted per year to each member of our Supervisory Board and 6,000 options per year to each professional advisor to our Supervisory Board. Options would vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of the stock option activity for the plans for the two years ended December 31, 2015 and 2014 follows:

		Price per share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2013	8,290,251	$16.73 - $27.21	$22.64
Options forfeited	(8,285,951)	$16.73 - $27.21	$22.65
Outstanding at December 31, 2014	4,300	$16.73	$16.73
Options forfeited	(4,300)	$16.73	$16.73
Outstanding at December 31, 2015	0	$0	$0

The weighted average remaining contractual life of options outstanding as of December 31, 2015 and 2014 was 0.1 and 0.3 years, respectively.

7.6.21.5.        Unvested share awards for the Supervisory Board

On an annual basis and until the year 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) used to grant stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of our Supervisory Board (“The Supervisory Board Plan”). The awards were granted at the nominal value of the share of €1.04 (exercise price of the option). The options granted under our Supervisory Board Plan vest and become exercisable immediately, while the shares resulting from these awards vest and therefore become available for trade evenly over three years (one third every year), with no market, performance or service conditions.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of Grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted
2014	No options granted
2015	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2015 and December 31, 2014 is presented below:

Year of grant	Outstanding as of 31.12.2013	Exercised	Outstanding as of 31.12.2014	Exercised	Outstanding as of 31.12.2015	Shares corresponding to exercised option not yet available for trade as of 31.12.2015
2005	31,115	(9,000)	22,115	(22,115)	-	-
2006	30,000	(9,000)	21,000	(18,000)	3,000	-
2007	60,000	(13,500)	46,500	(27,000)	19,500	-
2008	75,000	(15,000)	60,000	(21,000)	39,000	-
2009	75,000	-	75,000	(30,000)	45,000	-
2010	82,500	(7,500)	75,000	(30,000)	45,000	-
2011	117,500	(20,000)	97,500	(15,000)	82,500	-
2012	122,500	(20,000)	102,500	(7,500)	95,000	-

The total intrinsic value of options exercised during the year 2015 amounted to $1 million.

At our Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to discontinue the stock-based compensation for our Supervisory Board members and professionals.

7.6.21.6.        Unvested share awards for the Employees

On an annual basis, the Compensation Committee (on behalf of our Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for free under the Employee Plan. Until 2012 all the awards were subject to completion of the performance conditions. Starting from 2013, there are two types of unvested shares: (1) shares granted to employees, vesting independently on the performance conditions and (2) shares granted to senior executives, whose vesting is subject to three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of return on net assets compared with budget), each weighting for one third of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant (for awards granted until the end of 2012 under the French Subplan 64% vest as of the second anniversary of the grant and 36% as of the third anniversary of the grant)). In addition, in 2013 and in 2014 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of Grant	Allocations under	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 22, 2013	2013 CEO Special Bonus	63,848	-	-
July 22, 2013	2013 Employee Plan	5,750,730	-	(1,832,360)
December 18, 2013	2013 Employee Plan	659,515	-	(157,858)
December 27, 2013	2013 Employee Plan	1,800	-	-
July 22, 2014	2014 CEO Special Bonus	34,483	-	-
July 22, 2014	2014 Employee Plan	6,458,435	-	(1,939,222)
December 18, 2014	2014 Employee Plan	500,775	-	(31,332)
July 27, 2015	2015 Employee Plan	6,591,200	-	( *)
December 15, 2015	2015 Employee Plan	370,920	-	( *)
(*)	As at December 31, 2015, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity for the year December 31, 2015 is presented below:

Allocation under	Outstanding as at December 31, 2014	Granted	Forfeited / waived	Lost on failed vesting conditions	Vested	Outstanding as at December 31, 2015
2012 CEO Special Bonus	33,620	-	-	-	(33,620)	-
2012 Employee Plan	1,380,204	-	(8,834)	-	(1,371,370)	-
2013 CEO Special Bonus	28,377	21,283	-	-	(21,282)	28,378
2013 Employee Plan	2,872,368	-	(39,408)	-	(1,370,601)	1,462,359
2014 CEO Special Bonus	-	34,483	-	-	(11,494)	22,989
2014 Employee Plan	6,923,705	-	(88,271)	(1,970,554)	(1,618,774)	3,246,106
2015 Employee Plan	-	6,962,120	(30,945)	-	-	6,931,175
Total	11,238,274	7,017,886	(167,458)	(1,970,554)	(4,427,141)	11,691,007

The grant date fair value of unvested shares granted to the CEO under the 2012 CEO Special Bonus Plan was $6.32. On the 2012 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2012 Employee Plan was $4.87. For the 2012 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 11, 2013, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2012 Employee Plan reflects the statement that two thirds of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2013 CEO Special Bonus Plan was $9.35. On the 2013 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55. For the 2013 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 28, 2014, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2013 Employee Plan reflects the statement that one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2014 CEO Special Bonus Plan was $9.35. On the 2014 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23. On the 2014 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On March 24, 2015, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2014 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2015 Employee Plan was $7.62. On the 2015 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. Moreover, for the portion of the shares subject to performance conditions (2,993,150 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2015, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that one third of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2015 Employee Plan reflects the vesting of one third of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2016.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated income statement for the year ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Cost of sales	7	6
Selling, general and administrative	19	16
Research and development	15	14
Total pre-payroll tax and social contribution compensation	41	36

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at each of December 31, 2015 and 2014. As of December 31, 2015 there was $39 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax expense recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $2 million and $1 million for the years ended December 31, 2015 and 2014, respectively.

7.6.21.7.         Other reserves

Other reserves include the following components as at December 31, 2015:

In millions of USD	Share-based compensation reserve	Available- for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Employee benefit plan reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at December 31, 2013	528	-	13	1,008	(76)	(1)	1,472
Share-based compensation expense for the year	39	-	-	-	-	-	39
Net movement recognized in the statement of comprehensive income	-	1	(65)	(273)	(67)	1	(403)
As at December 31, 2014	567	1	(52)	735	(143)	-	1,108
Share-based compensation expense for the year	41	-	-	-	-	-	41
Net movement recognized in the statement of comprehensive income	-	-	31	(215)	5	-	(179)
As at December 31, 2015	608	1	(21)	520	(138)	-	970

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration. Refer to Notes 7.6.21.5 and 7.6.21.6 for further details on these share-based compensation programs.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

7.6.21.8.        Dividends

The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of $0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. $88 million corresponding to the first installment, $88 million corresponding to the second installment and $78 million corresponding to the third installment were paid during 2015. The remaining portion of $9 million related to the third installment and the fourth installment of $88 million are to be paid in the first quarter of 2016 and are reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2015.

The Supervisory Board meeting held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014. The remaining $0.10 per share cash dividend totaling $87 million was executed in March and April 2015 and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2014.

The Annual General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, to be paid in June 2014 and September 2014, respectively. $89 million corresponding to the first distribution and $85 million as part of the second distribution were paid during the first nine months of 2014. The remaining second portion of dividends of $4 million was paid during the fourth quarter of 2014.

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend, totaling $89 million, was executed in March 2014 and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2013.

The Annual General Meeting of Shareholders held on June 21, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second and third quarter of 2013, to be paid in June and September of 2013, respectively. The first payment for shares traded on the Euronext Paris and Borsa Italiana exchanges, amounting to $75 million, was executed in the second quarter of 2013. The first payment for the shares traded on the New York Stock Exchange which was executed in July 2013 and the remaining $0.10 per share cash dividend, totaling $93 million, was paid in the third quarter of 2013.

7.6.22.        Provisions

Movements in provisions during the year ended December 31, 2015 are detailed as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Tax	Total
As at December 31, 2014	37	3	313	353
Expense recognized during the period	67	-	38	105
Unused provisions	(7)	(1)	(48)	(56)
Amounts paid	(45)	-	(3)	(48)
Advances not refunded upon contract terminations	(4)	-	-	(4)
Longgang deconsolidation	(6)	-	-	(6)
Tax settlement	-	-	(48)	(48)
Reductions due to lapse of statute of limitations	-	-	(1)	(1)
Currency translation effect	(2)	-	(25)	(27)
As at December 31, 2015	40	2	226	268
Current 2015	26	2	2	30
Non-current 2015	14	-	224	238
Current 2014	20	3	5	28
Non-current 2014	17	-	308	325
	37	3	313	353

Restructuring provisions

The Company was engaged in 2015 in three major restructuring plans, the $600-650 million net opex plan, the Manufacturing consolidation plan and the EPS restructuring plan which are described hereafter.

Further to the announcement on December 10, 2012 to reduce the Group’s net operating expenses comprised of combined selling, general and administrative and research and development expenses, net of R&D grants and excluding the effect of the capitalized development costs and restructuring, to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Group committed restructuring actions in 2013 (the “$600-650 million net opex plan”). The plan was substantially completed in 2014.

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen (the “Manufacturing consolidation plan”). The plan was completed in 2015.

In the third quarter of 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the EPS segment (the “EPS restructuring plan”). The plan was substantially completed in 2015.

In 2015, the Company incurred restructuring charges and other related closure costs of $60 million, net of release of unused provision, corresponding to:

•	$2 million for the $600-650 million net opex plan corresponding to employee termination benefits, primarily in Europe, and contract termination costs;

•	$11 million for the Manufacturing consolidation plan corresponding to $1 million for employee termination benefits and $10 million of closure costs;

•	$47 million for the EPS restructuring plan relating to employee and contract termination costs

Warranty and product guarantee

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

Tax provisions

Tax provisions are related to uncertain tax positions that remain open for review in the Group’s major tax jurisdictions. It is reasonably possible that certain of the uncertain tax positions could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1996 to 2014.

7.6.23. Employee benefits

Employee benefits liabilities are detailed as follows:

In millions of USD	December 31, 2015	December 31, 2014
Retirement benefit obligation liability	359	404
Other long-term employee benefits	58	66
Other employee benefits liabilities	8	7
Salaries and wages	252	245
Social charges on salaries and wages	138	144
Total employee benefits liabilities	815	866
Non-current assets	(2)	(9)
Current liabilities	403	409
Non-current liabilities	414	466

Pensions

The Group has a number of defined benefit pension plans covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2015 and 2014, the major defined benefit pension plans and long-term employee benefit plans were in the USA (retirement plan), France (retirement indemnities), Switzerland (retirement pension system), UK (retirement benefit scheme closed to new entrants and future accrual) and Italy (termination indemnity plan (“TFR”) generated before July 1, 2007).

The amounts recognized in the statement of financial position are determined as follows:

In millions of USD	December 31, 2015	December 31, 2014
Benefit obligations wholly or partially funded	(586)	(601)
Fair value of plan assets	473	480
Benefit obligations wholly unfunded	(237)	(275)
Reserve against prepaid	(9)	(8)
Total pension liabilities	(359)	(404)

The movements in the pension liability are as follows:

In millions of USD	2015	2014
Beginning of the year	404	356
Exchange difference	(32)	(30)
Pension expense	32	38
Contributions paid	(39)	(40)
Remeasurement (gain) / loss recognized in OCI	(6)	80
End of the year	359	404

Changes in defined benefit obligations are as follows:

In millions of USD	2015	2014
Beginning of the year	876	801
Service cost	28	27
Interest cost	26	30
Employee contributions	5	6
Plan amendment – past service cost – non vested benefits	(2)	-
Actuarial (gain) loss – Experience	(9)	(3)
Actuarial (gain) loss – Demographic assumptions	(1)	6
Actuarial (gain) loss – Financial assumptions	(17)	108
Acquisition / Transfer in	1	2
Divestiture / Transfer out	(1)	(2)
Effect of curtailment	(3)	-
Benefits paid	(37)	(35)
Effect of foreign exchange translation	(43)	(64)
End of the year	823	876

Defined benefit obligations by main geographical locations are as follows:

In millions of USD	2015	2014
France	148	168
Italy	112	135
Switzerland	118	121
United Kingdom	157	165
United States	239	235
Other countries	49	52
End of the year	823	876

Changes in plan assets are as follows:

In millions of USD	2015	2014
Beginning of the year	480	448
Interest income	17	19
Employer contribution	28	28
Employee contribution	5	6
Benefits paid	(27)	(22)
Actuarial gain (loss)	(20)	22
Effect of foreign exchange translation	(10)	(21)
End of the year	473	480

The actual return on plan assets in 2015 was a loss of $3 million (2014: gain of $41 million). In 2015, the theoretical interest income on plan assets was a gain of $17 million (2014: gain of $19 million) resulting in an actuarial loss on plan assets of $20 million (2014: gain of $22 million).

Plan assets by main geographical locations are as follows:

In millions of USD	2015	2014
France	3	3
Switzerland	90	88
United Kingdom	161	172
United States	192	191
Other countries	27	26
End of the year	473	480

The effects of the asset ceiling are as follows:

In millions of USD	2015	2014
Beginning of the year	(8)	(3)
Effect of asset ceiling recognized during the year	(1)	(5)
End of the year	(9)	(8)

The amounts recognized in the income statement related to pensions are as follows:

In millions of USD	2015	2014
Service cost	23	27
Current service cost	28	27
Prior service cost	(2)	-
Curtailment	(3)	-
Net interest cost	9	11
Interest cost	26	30
Interest income	(17)	(19)
Total pension costs	32	38

The Group’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2015 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	13	13	-	-
Equity securities	128	5	123	-
Government debt securities	10	10	-	-
Corporate debt securities	123	4	119	-
Investment funds	87	5	82	-
Real estate	11	-	10	1
Other (mainly insurance assets)	101	-	-	101
Total	473	37	334	102

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2014 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	17	17	-	-
Equity securities	136	7	129	-
Government debt securities	10	10	-	-
Corporate debt securities	125	4	121	-
Investment funds	80	-	80	-
Real estate	12	-	10	2
Other (mainly insurance assets)	100	-	-	100
Total	480	38	340	102

The majority of plans (in the United Kingdom, United States and Switzerland) are governed by an independent board of trustees which include employer representatives.

The Group’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction.

The Group’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation with reasonable boundaries. The Group’s asset portfolios are managed in such a way as to achieve adapted diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Group does not manage any assets internally.

After considering the funded status of the Group’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Group may choose to make contributions to its pension plans in any given year in excess of required amounts. In 2015, the Group’s contributions to plan assets were $28 million (2014: $28 million) and it expects to contribute cash of $28 million in 2016.

As a consequence of our decision to downsize our United Kingdom (“UK”) operations, we have proposed that the UK pension schemes (the Bristol Scheme and the Marlow Scheme) be merged, which will generate moderate funding savings and provide the Trustees with additional security. The merger of the two schemes is still under discussion with the Trustees and is not expected to materially change our pension liabilities.

Other long-term employee benefits

Other long-term employee benefits include seniority and loyalty award programs. The movements in the other long-term employee benefits liability are as follows:

In millions of USD	2015	2014
Beginning of the year	66	65
Service cost	5	7
Interest cost	2	2
Plan amendment – past service cost – non vested benefits	-	1
Actuarial (gain) loss – Demographic assumptions	1	(1)
Actuarial (gain) loss – Financial assumptions	3	3
Acquisition / Transfer in	-	1
Divestiture / Transfer out	-	(1)
Benefits paid	(12)	(3)
Effect of curtailment	(1)	-
Effect of foreign exchange translation	(6)	(8)
End of the year	58	66

The amounts recognized in the income statement related to other long-term benefits are as follows:

In millions of USD	2015	2014
Service cost	4	8
Current service cost	5	7
Past service cost	-	1
Curtailment	(1)	-
Net interest cost	2	2
Interest cost	2	2
Immediate recognition of (gains) losses	4	2
Total other long-term benefits costs	10	12

Assumptions

The weighted average assumptions used in the determination of pension and other long-term obligations are as follows:

	2015	2014
Discount rate	3.36%	3.03%
Inflation rate	2.29%	2.13%
Future salary increase	3.72%	2.65%

The discount rate was determined by reference to high quality corporate bond rates applicable to the respective country of each plan and estimated terms of the defined benefit obligation. As required by IAS 19 Revised, and for pension plans with plan assets, the interest income on plan assets is set equal to the corresponding discount rate.

The average duration of Defined Benefit Obligations is of 16 years in both 2015 and 2014.

At December 31, 2015, an increase of the discount rate of 0.25% would have resulted in a reduction of the Defined Benefit Obligations of $34 million and a decrease of the discount rate of 0.25% would have resulted in an increase of the Defined Benefit Obligations by $35 million. An increase of the inflation rate of 0.25% would have resulted in an increase of the Defined Benefit Obligations of $21 million and a decrease of the inflation rate of 0.25% would have resulted in a decrease of the Defined Benefit Obligations of $20 million. These sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

Defined contribution plans

The Group has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. In 2015, the annual cost of these plans amounted to approximately $70 million (2014: $81 million).

7.6.24. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Capacity rights	-	1
Other non-current liabilities	55	46
Total other non-current liabilities	55	47

7.6.25. Trade accounts payable, other payables and accrued liabilities

In millions of USD	December 31, 2015	December 31, 2014
Trade accounts payable	525	597
Dividends due to shareholders	97	87
Taxes other than income taxes	54	68
Advances	44	33
Accounts payable to associates	49	50
Capacity rights	-	2
Royalties	19	26
Other accrued liabilities	84	145
Total other payables and accrued liabilities	347	411

7.6.26. Significant categories of income

In millions of USD	December 31, 2015	December 31, 2014
Sales of goods	6,866	7,335
License revenue and patent royalty income	31	69
French research tax credit recognized as a reduction of Research & Development expenses	113	145
Research and development funding recognized in Other income	144	231
Finance income	58	34
Total	7,212	7,814

7.6.27. Operating segment information

The Group operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for an operating segment as defined in the IFRS guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in “Others”.

During 2015, the Company’s operating segments were organized as follows:

•	Sense & Power and Automotive Products (“SP&A”), comprised of the following product lines:

o	Automotive (“APG”);
o	Industrial & Power Discrete (“IPD”);
o	Analog, MEMS and Sensors (“AMS”); and
o	Other SP&A.

•	Embedded Processing Solutions (“EPS”), comprised of the following product lines:

o	Digital Product Group (“DPG”), combining the former Digital Convergence Group (“DCG”) and Imaging, BI-CMOS and Silicon Photonics (“IBP”);
o	Microcontrollers, Memory & Secure MCU (“MMS”); and
o	Other EPS.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by operating segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, the Company’s internal policy regarding unallocated costs was amended to allocate unused capacity charges to the Company’s product lines. Comparative numbers have been restated accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the operating segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are transferred to product groups based on market price to promote the utilization of the fabs.

Net revenues by operating segment and product line

	December 31, 2015	December 31, 2014
Automotive (APG)	1,727	1,807
Industrial & Power Discrete (IPD)	1,706	1,865
Analog & MEMS (AMS)	968	1,102
Sense & Power and Automotive Products (SP&A)	4,401	4,774
Digital Products Group (DPG)	857	1,086
Microcontrollers, Memory & Secure MCU (MMS)	1,616	1,507
Other EPS	-	15
Embedded Processing Solutions (EPS)	2,473	2,608
Others	23	22
Total consolidated net revenues	6,897	7,404

Operating income (loss) by operating segment and reconciliation to operating income (loss)

	December 31, 2015	December 31, 2014*
Sense & Power and Automotive Products (SP&A)	286	435
Embedded Processing Solutions (EPS)	(110)	(144)
Sub-total operating income (loss) of operating segments	176	291
Strategic R&D and other R&D programs	(5)	(7)
Phase-out and start-up costs	(5)	(16)
Impairment and restructuring charges	(65)	(90)
Other non-allocated income and costs	8	(10)
IFRS/US GAAP Adjustments:
Net impact of capitalized development costs	(12)	9
Difference in timing for recognition of restructuring provisions	(10)	20
Employee benefits adjustments	-	(3)
Derivative instruments not designated as hedge instruments under IFRS	22	(46)
Other non-allocated expenses and IFRS/US GAAP adjustments	-	(1)
Sub-total Operating loss Others and US GAAP to IFRS adjustments impact on operating income (loss)	(67)	(144)
Total operating income (loss)	109	147
*
Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015. In addition, the segment operating results of the prior periods have been restated following our internal policy on unallocated costs being amended in the first half of 2015 to allocate unused capacity charges to our product lines instead of allocating it to “Others”.

The following is a summary of operations by entities located within the indicated geographic areas for 2015 and 2014. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along operating segment areas.

Net revenues by geographical area

In millions of USD	December 31, 2015	December 31, 2014
The Netherlands	1,667	1,905
France	169	200
Italy	58	61
USA	1,039	1,003
Singapore	3,606	3,831
Japan	332	368
Other countries	26	36
Total	6,897	7,404

Non-current assets other than financial instruments and deferred tax assets:

In millions of USD	December 31, 2015	December 31, 2014
The Netherlands	1,421	1,459
France	981	1,197
Italy	547	701
USA	18	17
Singapore	277	303
Other countries	639	700
Total	3,883	4,377

7.6.28. Expenses by nature

Expenses recorded as cost of sales, research and development and selling, general and administrative are detailed as follows:

In millions of USD	December 31, 2015	December 31, 2014*
Depreciation and amortization	892	1,007
Employee benefit expenses	2,569	2,837
Purchase of materials	1,734	1,892
Purchase of subcontracting services	902	857
Changes in inventories	(39)	-
Transportation	76	81
Royalties and patents	88	98
Advertising costs	9	8
Other expenses	678	637
Total cost of sales, research and development, and selling, general and administrative	6,909	7,417
*	Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

Employee benefit expenses are detailed as follows:

In millions of USD	December 31, 2015	December 31, 2014
Wages and salaries	1,854	2,035
Payroll taxes and other social contribution charges	563	635
Share-based compensation expense	41	36
Pensions and other long-term benefits expense	111	131
Total employee benefit expenses	2,569	2,837
Of which included in:
Cost of sales	1,135	1,281
Selling, general and administrative	606	637
Research and development	828	919

7.6.29. Other income / expenses

Other income consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Research and development funding	144	231
Net foreign exchange gain	2	4
Patent litigations	3	-
Gain on sale of non-current assets	18	24
Other income	2	-
Total other income	169	259

Other expenses consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Start-up / Phase out costs	5	16
Foreign exchange forward contracts and other currency derivatives	43	47
Patent litigation costs	-	28
Other expenses	-	8
Total other expenses	48	99

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

7.6.30. Finance income / costs

Total finance income and finance costs consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Senior Bonds conversion option adjustment	40	22
Other finance income	18	12
Total finance income	58	34
Interest on Senior Bonds	24	12
Interests on long-term loans and borrowings	9	11
Bank charges and commissions	5	6
Loss on available-for-sale investments	-	1
Other finance costs	2	1
Total finance costs	40	31

No borrowing costs were capitalized in 2015 and 2014.

7.6.31. Components of other comprehensive income

In millions of USD	December 31, 2015	December 31, 2014
Cash flow hedges:
Gains / (losses) arising during the year	(74)	(70)
Reclassification adjustments for (gains) / losses included in the income statement	105	2
	31	(68)
Available-for-sale financial assets:
Gains / (losses) arising during the year	-	1
Reclassification adjustments for losses included in the income statement	-	-
	-	1

7.6.32. Income tax

The major components of income tax benefit (expense) for the years ended December 31, 2015 and 2014 are:

Consolidated income statement

In millions of USD	December 31, 2015	December 31, 2014
The Netherlands taxes- current	5	-
Foreign taxes- current	(43)	(50)
Current taxes	(38)	(50)
The Netherlands taxes – deferred	-	-
Foreign deferred taxes	80	94
Income tax benefit	42	44

Consolidated statement of other comprehensive income (deferred tax related to items charged or credited directly to equity during the year)

In millions of USD	December 31, 2015	December 31, 2014
Net gain (loss) on revaluation of cash flow hedges	-	3
Re-measurements of employee benefit obligations	(3)	13
Income tax charged (credited) directly to equity	(3)	16

A reconciliation between income tax benefit and the product of income before tax multiplied by The Netherlands’ statutory tax rate for the years ended December 31, 2015 and 2014 is as follows:

In millions of USD	December 31, 2015	December 31, 2014
Gain (loss) before income tax	139	98
Income tax benefit (expense) at The Netherlands’ statutory tax rate of 25% (2014: 25%)	(35)	(24)
Non-deductible, non-taxable items	(18)	8
Gain (loss) on investments in associates	-	(11)
Impairment of deferred tax assets and tax losses with no deferred tax asset recognized	1	26
Current year credits	44	53
Other tax credits	(13)	8
Benefits from tax holidays	42	65
Current year tax risk	8	(92)
Earnings (losses) of subsidiaries taxed at different rates	13	11
Income tax benefit	42	44

During the year ended December 31, 2015, the Group did not recognize deferred tax assets on net operating losses for an approximate amount of $105 million (2014: $5 million).

The tax holidays represent a tax exemption period aimed at attracting foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.05 per share in 2015 (2014: $0.07 per share). These agreements are present in various countries and include programs that reduce up to 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2022.

Deferred tax assets and liabilities consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Tax loss carry forwards and investment credits	441	473
Inventory valuation	22	15
Impairment charges and restructuring	16	11
Fixed assets depreciation in arrears	44	39
Capitalized development costs	2	–
Receivables for government funding	5	13
Pension service costs	71	87
Share awards	1	6
Commercial accruals	21	15
Other temporary differences	85	78
Deferred tax assets	708	737
Accelerated fixed assets depreciation	16	27
Acquired intangible assets	11	11
Advances of government funding	16	23
Other temporary differences	26	39
Deferred tax liabilities	69	100
Net deferred income tax asset	639	637

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying component or to different tax jurisdictions.

In the course of 2014, the Company obtained a favorable ruling in Switzerland to transfer the majority of ST-Ericsson deductible operating losses.

As at December 31, 2015, the Group has short-term and long-term deferred tax assets. The timing for recovery is expected as follows:

In millions of USD	December 31, 2015	December 31, 2014
Deferred tax assets to be recovered within 12 months	91	92
Deferred tax assets to be recovered beyond 12 months	563	557
Deferred tax assets	654	649
Deferred tax liabilities to be incurred within 12 months	2	0
Deferred tax liabilities to be incurred beyond 12 months	13	12
Deferred tax liabilities	15	12
Net deferred income tax asset	639	637

As of December 31, 2015 and 2014, deferred tax assets on net operating losses that could be utilized to cover uncertain tax positions amounted to $180 million and $233 million respectively.

In millions of USD	December 31, 2013	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2014	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2015
Deferred tax assets
Tax losses	335	(16)	-	154	473	(30)	-	(2)	441
Impairment charge and restructuring	61	(2)	-	(48)	11	(1)	-	6	16
Fixed asset depreciation	59	(6)	-	(14)	39	(2)	-	7	44
Other	196	(11)	16	13	214	(9)	(3)	5	207
Total deferred tax assets	651	(35)	16	105	737	(42)	(3)	16	708
Deferred tax liabilities
Accelerated tax depreciation	(58)	2	-	29	(27)	2	-	9	(16)
Acquired intangible assets	(4)	1	-	(8)	(11)	1	-	(1)	(11)
Other	(118)	8	-	48	(62)	2	-	18	(42)
Total deferred tax liabilities	(180)	11	-	69	(100)	5	-	26	(69)
Net deferred tax	471	(24)	16	174	637	(37)	(3)	42	639

As at December 31, 2015, the Group has gross deferred tax assets on tax loss carry forwards and investment credits that expire starting 2016, as follows:

Year	In millions of USD
2016	24
2017	12
2018	89
2019	79
2020	17
Thereafter	606
Total	827

As at December 31, 2015, deferred tax assets not recognized in the statement of financial position amounted to $1,585 million (2014: $1,607 million) and are mainly composed of the followings:

•
$1,156 million (2014: $1,147 million) relating to an agreement granting the Group certain tax credits for capital investments purchased through the year ended December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index of 0.17% (2014: 0.53%). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement, from 2007 onwards, the Group has continued and will continue to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to use these credits currently and in future years, the Group did not recognize in 2015 these deferred tax assets in the statement of financial position (2014: nil).

•
$426 million (2014: $460 million) of tax loss carry forwards corresponding to net operating losses acquired in business combinations, or generated in on-going operations, whose recovery was not considered probable.

7.6.33. Earnings per share

For the year ended December 31, 2015 and December 31, 2014, earnings per share (“EPS”) were calculated as follows:

In millions of USD	December 31, 2015	December 31, 2014
Basic EPS
Net result attributable to the equity holder of the parent	175	141
Weighted average shares outstanding	876,510,959	886,532,167
Basic EPS	0.20	0.16
Diluted EPS
Net result attributable to the equity holder of the parent	175	141
Weighted average shares outstanding	876,510,959	886,532,167
Dilutive effect of stock awards	3,604,497	3,278,537
Number of shares used for diluted EPS	880,115,456	889,810,704
Diluted EPS	0.20	0.16

7.6.34. Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2015	December 31, 2014
Sales of goods and services to associates and jointly controlled entities	2	-
Sales of goods and services to entities controlled by key management personnel	5	24
Purchases of goods and services from associates and jointly controlled entities	1	4
Purchases of goods and services from entities controlled by key management personnel	64	20
Accounts receivable from associates and jointly controlled entities	7	8
Accounts receivable from entities controlled by key management personnel	1	14
Accounts payable to associates and jointly controlled entities	61	55
Accounts payable to entities controlled by key management personnel	-	1

For the years ended December 31, 2015 and 2014, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: BESI, Flextronics, MicroOLED, Soitec, Oracle, Thales and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as listed in Note 7.6.10. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

The Group contributed cash amounts totaling $0.5 million for each of the years ended December 31, 2015 and 2014, to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

In 2015 and 2014, the total remuneration paid to the sole member of the Managing Board and to the other executive officers was as follows:

For the year ended December 31, 2015, in USD	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole member of the Managing Board	895,534	326,350	85,503	263,208	265,606	-	-	961,748	-	2,797,949
Executive officers (excluding sole member of the Managing Board)	12,260,001	3,069,602	4,029,939	3,560,408	1,511,412	-	48,899	2,050,979	-	26,531,240
Executive Committee total remuneration	13,155,535	3,395,952	4,115,442	3,823,616	1,777,018	-	48,899	3,012,727	-	29,329,189

	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
For the year ended December 31, 2014, in USD	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole member of the Managing Board	997,755	808,308	96,045	394,599	269,454	-	-	666,895	-	3,233,056
Executive officers (excluding sole member of the Managing Board)	12,606,096	5,361,171	4,234,000	4,970,597	793,150	-	7,135	2,401,668	-	30,373,817
Executive Committee total remuneration	13,603,851	6,169,479	4,330,045	5,365,196	1,062,604	-	7,135	3,068,563	-	33,606,873
(1):	Include compulsory contribution to pension plans
(2):	Complementary pension plan for Executive Management

The Group’s 26 executive officers, including the sole member of the Managing Board, were granted in 2015 for free 1,248,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2015 Employee Plan was $7.62.

The Group’s 26 executive officers, including the sole member of the Managing Board, were granted in 2014 for free 1,233,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23.

The bonus paid to the executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on, among others, return on net assets, customer service, profit, cash and market share.

The executive officers and the Managing Board were covered in 2015 and 2014 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances.

At the end of the year 2005, the Compensation Committee recommended and our Supervisory Board decided to grant an additional pension benefit plan to the Group’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, in 2015 the Group made a contribution of $0.3 million to the plan of the sole member of the Managing Board, and $1.5 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2015 and no longer salaried in 2015 were $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2015 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2015 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.7 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Individual remuneration paid to Supervisory Board Members in 2015 and 2014 was recorded as follows:

In Euros	2015		2014
Maurizio Tamagnini	176,000		159,000
Didier Lombard	176,000		171,000
Bruno Steve	-		11,000	(1)
Jean d’Arthuys	-	(2)	-	(2)
Janet G. Davidson	109,500		106,500
Nicolas Dufourcq	-	(3)	-
Heleen Kersten	117,000		98,500
Jean-Georges Malcor	98,500		97,500
Alessandro Ovi	110,500		107,000
Alessandro Rivera	103,000		95,500
Martine Verluyten	150,500		150,500
Tom de Waard	-		15,000	(4)
Total	€1,041,000		€1,011,500
(1):	Mr. Steve’s mandate as member of our Supervisory Board expired on June 13, 2014.
(2):
Mr. d’Arthuys’ mandate as a member of our Supervisory Board expired on May 27, 2015. Mr. d’Arthuys would have been entitled to receive €101,500 in 2014 and €6,000 in 2015, but he waived his right to receive any compensation from the Group in relation to his mandate as a member of our Supervisory Board.

(3):
Mr. Dufourcq was appointed as a member of our Supervisory Board on May 27, 2015. Mr. Dufourcq would have been entitled to receive €80,500 in 2015, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.

(4):	Mr. de Waard’s mandate as a member of our Supervisory Board expired on June 13, 2014.

No share awards were granted to Supervisory Board Members and Professionals in 2015 and 2014.

7.6.35. Commitments, contingencies, claims and legal proceedings

Commitments

The Group’s commitments as at December 31, 2015 were as follows:

In millions of USD	Total	2016	2017	2018	2019	2020	Thereafter
Operating leases	191	48	35	24	15	13	56
Purchase obligations	468	377	65	23	3	-	-
Of which:
Equipment purchase	149	149	-	-	-	-	-
Foundry purchase	101	101	-	-	-	-	-
Software, technology licenses and design	218	127	65	23	3	-	-
Other obligations	431	206	179	35	6	5	-
Total	1,090	631	279	82	24	18	56

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2016 to 2020 and thereafter. The Group leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. For the year ended December 31, 2015, the operating lease expense was $56 million (2014: $66 million).

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Contingencies

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2015, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

7.6.36. Financial risk management objectives and policies

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its on-going investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch (“Fitch”) Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions.

Management has set up a policy to require subsidiaries to hedge their entire foreign exchange risk exposure with the Group through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Group use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The Group also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge the forecasted transactions relating to front-end manufacturing production costs meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

It is the Group’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Group, which consists in the balance sheet positions and other contractually agreed transactions, is always close to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated income statement. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

The hedging activity of the Group and the impact on the financial statements is described in details in note 7.6.14.4.

The following sensitivity analysis was based on recognized assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. Equity would have been approximately $36 million higher/lower (2014: $47 million higher/lower) if the Euro strengthened/weakened by 300 basis points against the US dollar, arising mainly from translation of net assets from subsidiaries whose functional currency is the Euro.

At December 31, 2015 if the Euro/US Dollar exchange rate had strengthened by 300 basis points with all other variables held constant, net result for the year would have been $29 million higher (2014: $17 million higher), mainly as a result of foreign exchange gains on outstanding derivative instruments. If the Euro/US Dollar exchange rate had weakened by 300 basis points with all other variables held constant, impact in net income would have been $29 million lower (2014: $18 million lower), mainly due to foreign exchange losses on outstanding derivative instruments.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

At December 31, 2015, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $1 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt. At December 31, 2014, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $3 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt.

During 2015 and 2014, the Group’s borrowings at variable rate were denominated in Euros and in US dollars.

Price risk

As part of its on-going investing activities, the Group may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 7.6.14.1. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

The measurement for accounting purposes of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2014 is dependent on various factors including the performance of STMicroelectronics ordinary shares. With respect to the valuation of the embedded derivative instrument as at December 31, 2015, if the price of STMicroelectronics ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increases by 10%, the value of the embedded conversion option would increase by $17 million, whereas for a decrease of 10% in the share price, the value of the embedded conversion option would decrease by $14 million. Details of the sensitivity of the other valuation factors, more specifically implied volatility, are presented in Note 7.6.14.5.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group selects banks and/or financial institutions that operate with the Group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2015 and 2014, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

A maturity analysis of interest-bearing loans and borrowings is shown in note 7.6.14.3.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders, as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Group monitors capital on the basis of the net debt-to-equity ratio. This ratio is monitored on the basis of financial metrics as reported in compliance with US GAAP. This ratio is calculated as the net financial position of the Group, defined as the difference between total cash position (cash and cash equivalents, marketable securities — current and non-current-, short-term deposits and restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company shareholders’ equity.

7.6.37. Events after balance sheet date

On January 27th, 2016, the Company announced the discontinuation of its set-top box business, along with the redeployment of employees and a re-alignment of the global workforce. The workforce re-alignment is anticipated to affect about 1,400 employees and the Company started the execution of part of the plan at the end of the first quarter of 2016.

8.     Company’s financial statements

8.1. Company’s statement of financial position

In millions of USD (Before proposed appropriation of result)	Notes	December 31, 2015	December 31, 2014, restated*
Assets
Non-current assets
Property, plant and equipment		-	1
Intangible assets	8.3.4	28	32
Investments in subsidiaries	8.3.5	2,919	3,054
Investments in associates and jointly controlled entities	8.3.6	44	43
Other non-current financial assets	8.3.7	10	11
Other non-current assets		4	5
Total non-current assets		3,005	3,146
Current assets
Group companies interest-bearing short-term loans	8.3.9	404	408
Other group companies receivables	8.3.10	1,701	1,887
Other current financial assets	8.3.7	335	334
Other receivables and assets		4	4
Cash and cash equivalents	8.3.8	1,693	1,877
Total current assets		4,137	4,510
Total assets		7,142	7,656
Equity and liabilities
Equity	8.3.11
Issued and paid-in capital		1,031	1,150
Additional paid-in capital		2,037	2,037
Retained earnings		(45)	205
Legal reserve		795	979
Other reserves		1,342	1,137
Result for the year		175	141
Total equity		5,335	5,649
Non-current liabilities
Interest-bearing loans and borrowings	8.3.13	1,362	1,514
Deferred tax liabilities		2	-
Other non-current liabilities	8.3.14	86	130
Total non-current liabilities		1,450	1,644
Current liabilities
Interest-bearing loans and borrowings – current portion	8.3.13	173	182
Group companies short-term notes payable	8.3.10	15	2
Other group companies payable	8.3.10	18	5
Other payables and accrued liabilities	8.3.12	142	163
Income tax payable		9	11
Total current liabilities		357	363
Total equity and liabilities		7,142	7,656
*	The 2014 figures have been restated following the introduction of IFRS accounting standard IFRIC 21 “Levies” on January 1, 2015. See 8.3.2 Basis of presentation for more details.

The accompanying notes are an integral part of these Company’s financial statements

8.2. Company’s income statement

In millions of USD		Year ended
	Notes	December 31, 2015	December 31, 2014, restated*
Loss (profit) after taxes		36	(46)
Profit from subsidiaries after taxes	8.3.5	139	187
Net profit		175	141
*	The 2014 figures have been restated following the introduction of IFRS accounting standard IFRIC 21 “Levies” on January 1, 2015. See 8.3.2 Basis of presentation for more details.

The accompanying notes are an integral part of these Company’s financial statements

8.3. Notes to Company’s financial statements

8.3.1. General

A description of STMicroelectronics N.V. (“STMicroelectronics” or “the Company”), its activities and group structure are included in the consolidated financial statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by the European Union. STMicroelectronics holds investments in subsidiaries operating in the semiconductor manufacturing industry.

8.3.2. Basis of Presentation

In accordance with article 2:362 par. 8 of the Dutch Civil Code, STMicroelectronics has prepared its Company’s financial statements in accordance with accounting principles generally accepted in The Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements (Note 7.6.7).

As the financial data of the company are included in the consolidated financial statements, the income statement in the company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

The functional and presentation currency of STMicroelectronics is the U.S. dollar.

All balances and values are in millions of U.S. dollars, except as otherwise noted.

The accounting policies adopted are consistent with those of the previous financial year, except for the following new standard adopted by the Company on January 1, 2015:

IFRIC 21 Levies: The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy — that is not income tax — is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation became effective as at January 1, 2015 for the Company. As required by the new interpretation, the Company financial statements have been retrospectively restated to reflect the changes upon adoption. The impact of these restatements resulted in an opening balance adjustment of the investments in subsidiaries as of January 1, 2014 for $3 million (against retained earnings).

8.3.3. Summary of significant accounting policies

8.3.3.1.         Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as STMicroelectronics effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by STMicroelectronics in its consolidated financial statements.

Guarantees given by STMicroelectronics to its subsidiaries are further described in note 8.3.15 and 8.3.17.

8.3.3.2.         Associates and jointly controlled entities

The Company’s investment in its associates and its jointly controlled entities is accounted for using the equity method. An associate is an entity in which the Company has significant influence but not control. A jointly controlled entity is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

The Company’s share in its associates or jointly controlled entities profit and losses is recognized in the income statement and in the balance sheet as an adjustment against the carrying amount of the investment, and its share of post-acquisition movement in reserves is recognized in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When STMicroelectronics share of losses in an associate or jointly controlled entity equals or exceeds its interest in the associate or jointly controlled entity, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or jointly controlled entity.

Unrealized gains on transactions between STMicroelectronics and its associates or jointly controlled entities are eliminated to the extent of the Company’s interest in the associates or jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of associates or jointly controlled entities are consistent with the policies adopted by STMicroelectronics.

8.3.4. Intangible assets

In millions of USD	Purchased Technologies and licenses	Internally developed software	Total
Acquisition and production cost
Balance at January 1, 2015	1	173	174
Additions	-	5	5
Impairments / Write-offs	(1)	-	(1)
Balance at December 31, 2015	-	178	178
Accumulated amortization
Balance at January 1, 2015	(1)	(141)	(142)
Amortization expense	-	(9)	(9)
Impairments / Write-offs	1	-	1
Balance at December 31, 2015	-	(150)	(150)
Net book value
At December 31, 2015	-	28	28
At December 31, 2014	-	32	32

8.3.5. Investments in subsidiaries

In millions of USD	2015	2014, restated*
Beginning of the year	3,054	3,576
Result from subsidiaries	139	187
Changes in other reserves of subsidiaries	42	(121)
Dividends paid	(135)	(219)
Capital increase (decrease)	24	(79)
Veredus Deconsolidation	-	(16)
Translation effect of exchange rates of subsidiaries	(205)	(274)
End of the year	2,919	3,054
*	The 2014 figures have been restated following the introduction of IFRS accounting standard IFRIC 21 “Levies” on January 1, 2015. See 8.3.2 Basis of presentation for more details.

The following table lists the Company’s consolidated subsidiaries and percentage of ownership as of December 31, 2015:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100

France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

8.3.6. Investments in associates and jointly controlled entities

In millions of USD	2015	2014
Beginning of the year	43	63
Result from associates	1	(23)
Changes in other reserves of associates	-	10
Capital increase	-	8
Capital decrease	-	(15)
End of the year	44	43

Investments in associates and jointly controlled entities as at December 31, 2015 and December 31, 2014 were as follows:

In millions of USD	December 31, 2015		December 31, 2014
	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA, in liquidation	44	50%	43	50%
3Sun S.r.l.	-	-	-	-
Total	44		43

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Company’s retained non-controlling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2015.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the years 2015 and 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a profit of $1 million and $9 million respectively in relation with ST-Ericsson SA.

3Sun S.r.l. (“3Sun”)

3Sun was a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Group exercised joint-control over 3Sun and consequently accounted for its investment in 3Sun under the equity method. For the years 2015 and 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a profit of $14 million and a loss of $61 million, respectively, in relation to 3Sun.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power as well as ST forgiving its €13 million outstanding shareholders loan to the joint venture.

The summarized financial information of the Company’s investments in associates and jointly controlled entities as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 is presented below:

In millions of USD	December 31, 2015	December 31, 2014
Current assets	120	159
Non-current assets	-	232
Current liabilities	21	110
Non-current liabilities	11	193

In millions of USD	2015	2014
Total revenues	-	135
Operating income (loss)	1	(40)
Net income (loss)	3	(45)

8.3.7. Other financial assets

Movements on other financial assets are presented as follows:

In millions of USD	December 31, 2015	December 31, 2014
Beginning of the year	345	40
Sale of senior debt floating rate note issued by financial institutions	-	(30)
Purchase (sale) of government bonds issued by the U.S. Treasury	-	332
Change in fair value of government bonds issued by the U.S. Treasury	1	2
Change in fair value of unquoted equity securities	(1)	-
Purchase of unquoted equity securities	-	1
End of the year	345	345
Less: non-current portion	(10)	(11)
Current portion	335	334

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2015, the Company held $335 million in U.S. Treasury bonds. The bonds have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 4.3 years. The debt securities were reported as current assets on the consolidated balance sheet as at December 31, 2015, since they represented investments of funds available for current operations. The bonds are classified as available-for-sale and recorded at fair value as at December 31, 2015. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

The Company held corporate bonds amounting to $57 million, which matured in 2014. No credit loss was identified on these instruments.

As at December 31, 2015, the Company also had investments in unquoted equity securities for an aggregate value of $10 million (December 31, 2014: $11 million). Available-for-sale financial assets include the following:

In millions of USD	December 31, 2015	December 31, 2014
Quoted securities:
Floating-rate Notes in U.S. dollars	-	-
Government bonds in U.S. dollars	335	334
Unquoted equity securities:
Equity securities – Euro zone countries	10	10
Equity securities – US	-	1
Total	345	345

Available-for-sale financial assets are denominated in the following currencies:

In millions of USD	December 31, 2015	December 31, 2014
Euro	10	10
US dollar	335	335
Total	345	345

For further details on STMicroelectronics available-for-sale financial assets, see note 7.6.14 of the consolidated financial statements of STMicroelectronics.

8.3.8. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Cash at bank and in hand	599	609
Money market deposits with banks	1,094	1,268
Total	1,693	1,877

8.3.9. Group companies interest-bearing short-term loans

Group companies short-term loans consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
STMicroelectronics Ltd. (Israel)
Loan due 2016 bearing interest at 3-month LIBOR	4	4
STMicroelectronics Finance B.V (Netherlands)
Loan due 2016 bearing interest at 1-month EURIBOR	9	10
STMicroelectronics Inc. (USA)
Loan due 2016 bearing interest at 3-month LIBOR + 0.375%	27	27
STMicroelectronics Finance II N.V. (Netherlands)
Loan due 2016 bearing interest at 1-month LIBOR + 0.25%	364	364
STMicroelectronics R&D Ltd (United Kingdom)
Loan due 2015 bearing interest at 3-month LIBOR + 0.25%	-	3
Total short-term intercompany loans	404	408

Fair value of Group companies short-term loans is similar to net book value.

8.3.10. Other Group companies receivables and payables

In millions of USD	December 31, 2015	December 31, 2014
Other receivables (advances)	1,701	1,887
Total group companies receivables	1,701	1,887
Other payables	18	5
Other group companies payables	18	5
Short-term notes payable	15	2
Total group companies payables	33	7

Group companies short-term notes payable consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Proton World International N.V. (Belgium)
Note due 2016 bearing interest at 3-month EURIBOR + 0.0625%	1	2
STMicroelectronics Ltd. (United Kingdom)
Note due 2016 bearing interest at 3-month LIBOR + 0.25%	14	-
Total short-term intercompany notes payable	15	2

8.3.11. Equity

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Other reserves	Legal reserves	Result for the year	Total
Balance January 1, 2015*	1,150	2,037	205	(334)	1,471	979	141	5,649
Net Result			141				(141)	-
Repurchase of common stock								-
Rights acquired on vested stock awards				45				45
Stock-based compensation			(45)		41			(4)
Dividends paid			(351)					(351)
Net result							175	175
AOCI - Pension plan			5					5
Unrealized gain (loss) on derivatives, net of tax						31		31
Translation adjustment**	(119)				119	(215)		(215)
Balance December 31, 2015	1,031	2,037	(45)	(289)	1,631	795	175	5,335
*	The 2014 figures have been restated following the introduction of IFRS accounting standard IFRIC 21 “Levies” on January 1, 2015. See 8.3.2 Basis of presentation for more details.
**
The share capital of STMicroelectronics is denominated in Euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.0887). The translation differences are taken to other reserves.

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2015 the number of shares of common stock issued was 910,967,920 shares (910,797,305 at December 31, 2014).

As of December 31, 2015 the number of shares of common stock outstanding was 878,537,339 (873,939,583 at December 31, 2014).

The Euros equivalent of the issued share capital at December 31, 2015 amounts to €947,406,637 (2014: €947,229,197). For the changes in issued and paid in capital, additional paid in capital and other reserves, see the consolidated financial statements of STMicroelectronics.

Other reserves consist of fair value of services provided under share award schemes and foreign currency translation adjustments. Legal reserves consist of unrealized gains or losses on marketable securities classified as available-for-sale and foreign currency translation adjustments. Non distributable reserves in the subsidiaries amount to $272 million ($288 million in 2014).

For the year ended December 31, 2014 *

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Other reserves	Legal reserves	Result for the year	Total
Balance January 1, 2014	1,306	2,037	1,204	(212)	1,275	1,318	(548)	6,380
Net Result			(548)				548	-
Repurchase of common stock				(156)				(156)
Rights acquired on vested stock awards				34				34
Stock-based compensation			(34)		39			5
Dividends paid			(352)					(352)
Net result					1		141	142
Unrealized gain (loss) on debt securities			2					2
AOCI - Pension plan			(67)					(67)
Unrealized gain (loss) on derivatives, net of tax						(65)		(65)
Translation adjustment	(156)				156	(274)		(274)
Balance December 31, 2014	1,150	2,037	205	(334)	1,471	979	141	5,649
*	The 2014 figures have been restated following the introduction of IFRS accounting standard IFRIC 21 “Levies” on January 1, 2015. See 8.3.2 Basis of presentation for more details.

Treasury shares

Following the authorization by our Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares in 2008 also reflected at cost as a reduction of the shareholders’ equity. Additionally, pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company repurchased 20,000,000 shares in 2014 under the buy-back program.

As of December 31, 2015, the Company owned a number of treasury shares equivalent to 32,430,581.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of December 31, 2015, 30,489,639 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 4,427,141 in the year ended December 31, 2015.

Non Distributable Reserve

The amount of the non-distributable reserve was $1,826 million and $2,129 million in the year 2015 and 2014, respectively and it represents the amount of issued and paid-in capital and legal reserve of STMicroelectronics.

8.3.12. Other payables and accrued liabilities

Other payables and accrued liabilities consisted of:

In millions of USD	December 31, 2015	December 31, 2014
Dividends payable to Shareholders	88	87
Trade payable	-	1
Deferred consideration to ST-Ericsson SA	49	49
Payable to Enel Green Power	-	18
Other liabilities	5	8
Total other payables and accrued liabilities	142	163

8.3.13. Interest-bearing loans and borrowings

Interest-bearing loans and borrowings consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Senior convertible bonds	907	887
Long-term credit facilities	455	627
Total long-term debt	1,362	1,514
Current portion of credit facilities	173	182
Total current portion of long-term debt	173	182

Senior convertible bonds

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company. The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting estimated issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1 billion total proceeds. The value of the issuer’s call option was nil at initial recognition and as at December 31, 2015. The value of the holder’s conversion option was estimated at $118 million at issuance date, which determined the initial recognition of the liability component at $882 million. The fair value measurement of the embedded derivative instruments corresponds to a Level 3 fair value hierarchy measurement. The Company elected to allocate issuance costs, totaling $6 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method and amounted to $907 million as at December 31, 2015.

The value of the conversion option was $56 million as at December 31, 2015, which generated a change in fair value of $40 million reported on the line “Finance income” on the consolidated income statement for the year ended December 31, 2015. The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings.

Credit facilities

In millions of USD	December 31, 2015	December 31, 2014
Balance at beginning of the year	809	1,011
Credit facilities increase	-	-
Credit facilities repayment	(181)	(202)
Balance at end of the year	628	809
Out of which short-term	173	182
Out of which long-term	455	627

The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $563 million as of December 31, 2015. The Company also has four fully drawn committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $19 million remained outstanding as at December 31, 2015. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $55 million remained outstanding as at December 31, 2015. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $269 million remained outstanding as at December 31, 2015. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $353 million remained outstanding as at December 31, 2015.

Fair values

	Carrying amount		Fair value
In millions of USD	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	628	809	628	809
Senior unsecured convertible bonds(1)	907	887	960	967
(1)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

8.3.14. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2015	December 31, 2014
Pension liability against former employees	8	10
Tax claw back provision	21	24
Senior convertible bonds – conversion option	56	96
Other non-current liabilities	1	-
Total	86	130

8.3.15. Guarantees and contingencies

Guarantees given by STMicroelectronics to its affiliates for the benefit of third parties amounted to approximately $619 million at December 31, 2015 (2014: $660 million).

Out of this, €63 million related to STMicroelectronics Finance B.V.’s obligation under the €350 million EIB credit facilities.

As from 22 August 2013, STMicroelectronics N.V. assumes joint and several liability for all debts arising from legal acts for STMicroelectronics International N.V., STMicroelectronics Finance II N.V. and STMicroelectronics Finance B.V., all in accordance with section 2:403 Dutch Civil Code.

There is no other type of contingencies as of December 31, 2015 and 2014.

8.3.16. Wages, salaries and social charges

In millions of USD	December 31, 2015	December 31, 2014
Wages and salaries	3	3
Total	3	3

The average number of persons employed by STMicroelectronics during the year ended December 31, 2015 was 19 out of which 9 outside The Netherlands (2014: 19 out of which 8 outside The Netherlands).

8.3.17. Commitments

STMicroelectronics’ commitments as of December 31, 2015 were as follows:

In millions of USD	Total	2016	2017	2018	2019	2020	There-after
Operating leases	40	4	4	4	4	4	20
Other purchases	-	-	-	-	-	-	-
Long term debt obligations (including current portion)	1,627	173	99	99	699	99	458
Pension obligations	2	-	1	-	-	-	1
Other non-current liabilities	29	-	22	2	2	3	-
Total	1,698	177	126	105	705	106	479

8.3.18. Related party transactions

There were no transactions with significant shareholders, their affiliates and other related parties during the years ended December 31, 2015 and 2014.

Remuneration to managing board and supervisory board members

For details on the remuneration to the Managing Board and Supervisory Board members, see the consolidated financial statements of STMicroelectronics (Note 7.6.34).

Auditors’ fees

The following audit fees were expensed in the income statement in the reporting period:

In USD	December 31, 2015	December 31, 2014
Statutory audit, certification, audit of individual and consolidated financial statements	4,194,944	4,419,147
Audit-related fees	9,812	20,087
Tax services	8,163	32,505
All other fees	101,325	46,011
Total	4,314,244	4,517,750

The fees listed above relate only to the procedures applied to STMicroelectronics and its consolidated group entities by PwC. The procedures were applied by audit firm’s member of the PwC network. In 2015, the fees related to services provided by PricewaterhouseCoopers Accountants N.V. totaled $41,300 ($44,130 in 2014).

1 April 2016

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Maurizio Tamagnini (Chairman)

Didier Lombard (Vice-Chairman)

Alessandro Ovi

Alessandro Rivera

Heleen Kersten

Janet G. Davidson

Jean-Georges Malcor

Martine Verluyten

Nicolas Dufourcq

9.    Other information

9.1. Auditors’ report

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented on the following pages in this annual report.

9.2. Appropriation of results – provisions in company’s articles of association

The Supervisory Board, upon the proposal of the Managing Board, is allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the General Meeting of Shareholders’.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit(s) in future years.

Proposed cash dividend and retained earnings and dividend policy

Upon the proposal of the Managing Board, the Supervisory Board will propose to the 2016 Annual General Meeting of Shareholders in line with our Dividend Policy, to declare a quarter cash dividend of US$0.06 per common share in each of the second, third and fourth quarter of 2016 and first quarter of 2017, as further described in the General Meeting of Shareholders agenda and explanatory notes thereto.

9.3. Branches

The company has a branch in Switzerland, located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva.

9.4. Events after balance sheet date

On January 27th, 2016, the Company announced the discontinuation of its set-top box business, along with the redeployment of employees and a re-alignment of the global workforce. The workforce re-alignment is anticipated to affect about 1,400 employees and the Company started the execution of part of the plan at the end of the first quarter of 2016.

Independent auditor’s report

To: the General Meeting and Supervisory Board of STMicroelectronics N.V.

Report on the financial statements 2015

Our opinion

In our opinion

•
the accompanying consolidated financial statements as set out in section 7 give a true and fair view of the financial position of STMicroelectronics N.V. as at December 31, 2015 and of its result and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code;

•
the accompanying company’s financial statements as set out in section 8 give a true and fair view of the financial position of STMicroelectronics Holding N.V. as at December 31, 2015 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the accompanying financial statements 2015 as set out in sections 7 & 8 of STMicroelectronics N.V., Amsterdam (‘the company’). The financial statements include the consolidated financial statements of STMicroelectronics N.V. and its components (together: ‘the Group’) and the company’s financial statements.

The consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2015;

•	the following statements for 2015: the consolidated income statement and the consolidated statements of comprehensive income, changes in equity and cash flows; and

•	the notes, comprising a summary of significant accounting policies and other explanatory information.

The company’s financial statements comprise:

•	the company’s statement of financial position as at December 31, 2015;

•	the company’s income statement for the year then ended; and

•	the notes, comprising a summary of the accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is EU-IFRS and the relevant provisions of Part 9 of Book 2 of the Dutch Civil Code for the consolidated financial statements and Part 9 of Book 2 of the Dutch Civil Code for the company’s financial statements.

The basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the section ‘Our responsibilities for the audit of the financial statements’ of our report.

We are independent of STMicroelectronics N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assuranceopdrachten’ (ViO) and other relevant independence requirements in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview and context

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where the company made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Managing and Supervisory Boards that may represent a risk of material misstatement due to fraud. Our key audit matters remained approximately the same as last year. We did not identify any major business or organizational changes.

Given the size of the company and its operations we are involved on a continuous basis and have ongoing discussions with the finance functions, corporate and local management, the Managing Board and the Supervisory Board. We have attended relevant audit committee meetings during the year and presented our findings in the Audit Committee of the Supervisory Board meetings in January and April 2016.

We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of a semiconductor company. We therefore included specialists in the areas of IT, tax, pension and valuation experts in our team.

Materiality
•	Overall materiality: USD 30 million which has been based on 1.5% of gross profit for 2015.
Audit scope
•	We conducted audit work for 10 countries.
•	A site visit was conducted to Italy, as a result of our rotation plan of significant locations.
•	Audit coverage: 95% of consolidated revenue, 89% of consolidated total assets and 77% of profit before tax.
Key audit matters
•	Measurement of development costs
•	Uncertain tax positions
•	Recoverability of deferred tax assets

Materiality

The scope of our audit is influenced by the application of materiality which is further explained in the section ‘Our responsibilities for the audit of the financial statements’.

We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and to evaluate the effect of identified misstatements on our opinion.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	USD 30 million (2014: USD 38.3 million).
How we determined it	1.5% of gross profit for 2015 and benchmarked against alternative performance indicators such as total revenues, expenses and assets.
Rationale for benchmark applied
We have applied this benchmark, a generally accepted auditing practice, based on our analysis of the common information needs of users of the financial statements. On this basis we believe that gross profit is an important metric for the financial performance of the company and that compared to last year’s benchmark, this is a more appropriate benchmark given the company’s near break-even results.

Component materiality
To each component in our audit scope, we, based on our judgement, allocate materiality that is less than our overall group materiality. The range of materiality allocated across components was between USD 4 million and USD 20 million.

We also take misstatements and/or possible misstatements into account that, in our judgement, are material for qualitative reasons.

We agreed with the Audit Committee of the Supervisory Board that we would report to them misstatements identified during our audit above USD 3 million (2014: USD 3.8 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

The scope of our group audit

STMicroelectronics N.V. is the head of a group of entities. The financial information of this group is included in the consolidated financial statements of STMicroelectronics N.V.

The group audit scope was determined selecting components based on significance and risk assessment and considering the audit procedures which can be performed at head office level by the corporate audit team. These components are located in 10 countries for which we performed audit procedures. The countries are Singapore, France, Italy, Switzerland, the Netherlands, Malaysia, Malta, the Philippines, United Kingdom and the United States of America.

We performed full scope audit procedures for significant components located in 5 countries (France, Singapore, the Netherlands, Italy and Switzerland) which were subject to audits of their complete financial information as those components are individually significant to the group. Other components in 8 countries (France, Switzerland, Malta, Malaysia, the Netherlands, United Kingdom, The Philippines and the United States of America) were subject to specific risk-focussed audit procedures as they include significant or higher risk areas.

In total, in performing these procedures, we achieved the following coverage on the financial line items:

Revenue	95%
Total assets	89%
Profit before tax	77%

For remaining components we performed, amongst others, analytical procedures to corroborate our assessment that there were no significant risks of material misstatements within those components.

Where the work was performed by component auditors, we determined the level of involvement we needed to have in their audit work to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued specific instructions to the audit teams of the components in our audit scope. These instructions included our risk analysis, materiality and global audit approach to centralized processes and systems. We determined the level of involvement in the audit work at those entities in order to be able to conclude whether sufficient appropriate audit evidence has been obtained as a basis for our opinion on the group financial statements as a whole. Significant component teams are visited on a rotational basis. The current year site visit was made to Italy.

The group consolidation, financial statement disclosures and a number of complex items are audited by the group engagement team at the head office. These include the recoverability of deferred tax assets, uncertain tax provisions, capitalisation of development costs, hedge accounting, retirement benefit obligations and share-based payments.

By performing the procedures above at components, combined with additional procedures at group level, we have obtained sufficient and appropriate audit evidence regarding the financial information of the group as a whole to provide a basis for our opinion on the consolidated financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements. We have communicated the key audit matters to the Supervisory Board, but they are not a comprehensive reflection of all matters that were identified by our audit and that we discussed. We described the key audit matters and included a summary of the audit procedures we performed on those matters.

The key audit matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon. We do not provide a separate opinion on these matters or on specific elements of the financial statements. Any comments we make on the results of our procedures should be read in this context.

Key audit matter	How our audit addressed the matter
Measurement of development costs

The group capitalizes development costs based on management’s judgment that economic profitability and technological feasibility is probable, as required under IAS 38. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project. The capitalization eligibility and recoverability of the related

Our audit procedures included, amongst others, assessment of the eligibility of the development costs for capitalisation as intangible asset. We have reviewed the design of the key controls identified by management surrounding the intangible assets capitalization and tested such key controls and performed substantive test of details on the capitalized development costs. These

Key audit matter	How our audit addressed the matter
costs is a key audit matter due to the risk of overstatement given the complexity of the projects involved, and the significant uncertainty in estimations linked to the projects’ future cash generation. Intangible assets not ready to use, such as capitalized development costs, are tested annually for impairment by management. The group recorded a $171 million impairment loss in 2015. Capitalised development costs at December 31, 2015 amount to $855 million. The company has included disclosures on the capitalization of development costs in note 7.6.8.4 and 7.6.12 to the consolidated financial statements.	procedures included on a sample basis testing underlying evidence including hours registration, verification of invoices and evaluation of future economic benefits. We have also evaluated the assumptions and methodologies used by the company to test the impairment of these intangible assets. We assessed the adequacy of the company’s disclosures included in the financial statements.
Uncertain tax positions

The Group operates in various countries with local tax regulations resulting in country specific tax risks. Management monitors these risks on a local and corporate level. The significant tax risks including the significant level of estimations and judgements made by the company with respect to the likelihood and magnitude of these risks and mitigating actions are summarised in tax position memoranda prepared by management. We consider this to be a key audit matter as a result of the significant level of estimations and judgements involved in combination with the likelihood and magnitude of these uncertain tax positions. The company has included disclosures on the tax risks in note 7.6.8.1 and 7.6.22 to the consolidated financial statements.

The risks coming from the main tax jurisdictions are monitored both locally and at the group level. The group audit team reviewed the company’s position memoranda, and analysed the identified risks with the support of component auditors, where relevant.

Our procedures included, amongst others, assessing the appropriateness of management’s assumptions and estimates in relation to uncertain tax positions, challenging those assumptions and considering advice received by management from external parties to support their position. We have involved our tax specialists to consider management’s assessment of the tax positions and related provision/liability accruals when necessary.

Recoverability of deferred tax assets

The Group has recognised a deferred tax asset for net operating losses across various jurisdictions. The recoverability was a key audit matter because the carrying amount of the deferred tax asset depends on an assessment process that is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions and could therefore be overstated. The company has included disclosures on deferred tax assets in note 7.6.8.1 and 7.6.32 to the consolidated financial statements.

The deferred tax asset recoverability risk coming from the net operating losses is monitored both locally and at group level. With the assistance of both local and group tax specialists we audited the available tax losses carried forward. We considered the local expiration periods together with any applicable restrictions in recovery for each material individual tax jurisdiction. In addition, our audit procedures included evaluating and challenging management’s assumptions, such as their production and revenue forecasts and comparison of performance against past business plans. We determined that the underlying plans provide corroborative evidence for recognition under EU-IFRS.

Responsibilities of the Managing Board and the Supervisory Board

The Managing Board is responsible for:

•
the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Report of the Managing Board in accordance with Part 9 of Book 2 of the Dutch Civil Code; and for

•	such internal control as the Managing Board determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the Managing Board is responsible for assessing the company’s ability to continue as a going-concern. Based on the financial reporting frameworks mentioned, the Managing Board should prepare the financial statements using the going-concern basis of accounting unless the Managing Board either intends to liquidate the group or to cease operations, or has no realistic alternative but to do so. The Managing Board should disclose events and circumstances that may cast significant doubt on the group’s ability to continue as a going-concern in the financial statements.

The Supervisory Board is responsible for overseeing the group’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our responsibility is to plan and perform an audit engagement to obtain sufficient and appropriate audit evidence to provide a basis for our opinion. Our audit opinion aims to provide reasonable assurance about whether the financial statements are free from material misstatement. Reasonable assurance is a high but not absolute level of assurance which makes it possible that we may not detect all misstatements. Misstatements may arise due to fraud or error. They are considered to be material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A more detailed description of our responsibilities is set out in the appendix to our report.

Report on other legal and regulatory requirements

Our report on the Report of the Managing Board report and the other information

Pursuant to the legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the Report of the Managing Board and the other information):

•
We have no deficiencies to report as a result of our examination whether the Report of the Managing Board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed.

•	We report that the Report of the Managing Board, to the extent we can assess, is consistent with the financial statements.

Our appointment

We were re-appointed as auditors of STMicroelectronics N.V. for the financial year ended December 31, 2015, which is our last year, following the passing of a resolution by the shareholders at the annual meeting held on June 13, 2014. We agreed the terms of our engagement on November 30, 2015 following the validation by the Audit Committee of the Supervisory Board; to be noted that our mandate has been renewed annually by shareholders representing a total period of uninterrupted engagement appointment of 20 years.

Amsterdam, April 1, 2016
PricewaterhouseCoopers Accountants N.V.

R.M. van Tongeren RA

Appendix to our auditor’s report on the financial statements 2015 of STMicroelectronics N.V.

In addition to what is included in our auditor’s report we have further set out in this appendix our responsibilities for the audit of the financial statements and explained what an audit involves.

The auditor’s responsibilities for the audit of the financial statements

We have exercised professional judgement and have maintained professional scepticism throughout the audit in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error. Our audit consisted, among others of the following:

•
Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the intentional override of internal control.

•
Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the managing board.

•
Concluding on the appropriateness of the managing board’s use of the going-concern basis of accounting, and based on the audit evidence obtained, concluding whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the company’s ability to continue as a going-concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report and are made in the context of our opinion on the financial statements as a whole. However, future events or conditions may cause the company to cease to continue as a going-concern.

•
Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Considering our ultimate responsibility for the opinion on the company’s consolidated financial statements we are responsible for the direction, supervision and performance of the group audit. In this context, we have determined the nature and extent of the audit procedures for components of the group to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole. Determining factors are the geographic structure of the group, the significance and/or risk profile of group entities or activities, the accounting processes and controls, and the industry in which the group operates. On this basis, we selected group entities for which an audit or review of financial information or specific balances was considered necessary.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

10.    Important dates

April 28, 2016: Q1 2016 Earnings Release and Conference Call

May 25, 2016: General Meeting of Shareholders

Please consult our website www.st.com for the latest important dates.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 4, 2016	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services